               Pre-Effective Amendment to Registration Statement


    As Filed with the Securities and Exchange Commission on November 23, 1999

--------------------------------------------------------------------------------
                                                      Registration No. 333-87043


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        PRE-EFFECTIVE AMENDMENT NO. 2 TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                              Intellesale.com, Inc.
             (Exact name of registrant as specified in its charter)

    Delaware                          5961                      52-2137650
(State or other           (Primary Standard Industrial       (I.R.S. Employer
jurisdiction of            Classification Code Number)      Identification No.)
incorporation or                  510 Ryerson Road
 organization)
                        Lincoln Park, New Jersey 07035
                                (973) 686-9100
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                           _________________________
                               Charles D. Newman
                           Executive Vice President
                               510 Ryerson Road
                        Lincoln Park, New Jersey 07035
                                (973) 686-9100
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                           _________________________

                       Copies of all correspondence to:

     Michael Krawitz, Esq.        Denis P. McCusker, Esq.           Paul Jacobs, Esq.
     Intellesale.com, Inc.             Bryan Cave LLP               Roy L. Goldman, Esq.
      510 Ryerson Road             One Metropolitan Square       Fulbright & Jaworski L.L.P.
Lincoln Park, New Jersey 07035  211 North Broadway, Suite 3600       666 Fifth Avenue
        (973) 686-9100          St. Louis, Missouri 63102-2750    New York, New York 10103
      (973) 694-1166 (fax)             (314) 259-2000                (212) 318-3000
                                       (314) 259-2020 (fax)          (212) 752-5958 (fax)

     Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                           _________________________

                        CALCULATION OF REGISTRATION FEE

============================================================================================================
                                                          Proposed maximum aggregate         Amount of
   Title of each class of securities to be registered          offering price(1)        registration fee(2)
============================================================================================================
 Common Stock, $0.0001 par value per share                         $65,550,000               $18,223
============================================================================================================

     (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933 and includes shares that may be purchased by the underwriters to cover over-allotments, if any.

     (2)  Previously paid.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

                 PRELIMINARY PROSPECTUS DATED NOVEMBER 23, 1999

PROSPECTUS

                                5,700,000 Shares

                             INTELLESALE.COM, INC.
                                    [Logo]
                                 Common Stock
                              ___________________


     This is the initial public offering of Intellesale.com, Inc. Intellesale is offering 4,000,000 shares, and the selling stockholder, Applied Digital Solutions, Inc., is offering 1,700,000 shares. In addition, the underwriters may purchase up to 855,000 additional shares from Intellesale and Applied Digital Solutions to cover over-allotments. Upon completion of this offering, Applied Digital Solutions will beneficially own approximately 49.9% of our common stock. Applied Digital Solutions has agreed to vote its shares in proportion to the votes of the other stockholders. We will not receive any proceeds from shares of common stock sold by the selling stockholder.


     Prior to this offering, there has been no public market for our common stock. We currently estimate that the initial public offering price of the shares will be between $8.00 and $10.00 per share. We have applied for inclusion of our common stock on the Nasdaq National Market under the symbol "SALE."


     See "Risk Factors" starting on page 7 to read about material risks you should consider before you purchase shares of our common stock.
                              ___________________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              ___________________

                                                           Per Share    Total
                                                           ---------    -----
Initial public offering price.....................      $            $
Underwriting discounts and commissions............      $            $
Proceeds to Intellesale, before expenses..........      $            $
Proceeds to selling stockholder, before expenses..      $            $
                              ___________________

          The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or
about [               ], 1999.

Ladenburg Thalmann & Co. Inc.                             Punk, Ziegel & Company
                              ___________________

                    Prospectus dated [_____________], 1999

DESCRIPTION OF PICTURES APPEARING ON THE INSIDE FRONT AND BACK COVER PAGES:

Inside front cover page:

Three sample screens from Intellesale's website appear vertically on the page. Above the first screen, the following text appears: "Easy navigation and simple graphics allow for fast loading and access to purchasing pages." The words "Easy navigation" and "access to purchasing pages" are in larger type size than the other words.

To the right of the second screen, the following text appears: "Our 'Make Us An Offer' feature allows our customers to pick their own price." The words "'Make Us An Offer'" are in larger type size than the other words.

Below the third screen, the following text appears: "'Shop Your Way' lets customers shop by brand, price and speed." The words "'Shop Your Way'" are in larger type size than the other words.

The Intellesale.com logo appears below the screens. Underneath the Intellesale.com logo is our website address, "www.intellesale.com".

Inside back cover page:

Included on the inside back cover artwork is a 3/4 view photo of our headquarters building. Below the photo is the following caption: "Our 144,000 square foot corporate headquarters and largest distribution facility located in Lincoln Park, New Jersey."

The Intellesale.com logo is set forth on the bottom half of the page. Underneath the Intellesale.com logo are the words "The intelligent choice".

                                    SUMMARY


     The information below is only a summary of more detailed information included in other sections of this prospectus. The other information is important, so please read this entire prospectus carefully. Unless otherwise stated, the information contained in this prospectus assumes that the underwriters' over-allotment option to purchase 855,000 shares of common stock from us and from Applied Digital Solutions is not exercised and that we issue 1,629,889 shares of common stock to the sellers of businesses we previously acquired as described under "Certain Relationships and Related Transactions--Acquisition of Minority interests."


         Our business as described in this prospectus consists of the operations of 14 businesses acquired by Applied Digital Solutions beginning in 1995 that were operated by our senior management for Applied Digital Solutions since 1996. These predecessor businesses acquired by Applied Digital Solutions were combined into Intellesale in July 1999 in anticipation of this offering. When we refer to "we" or "us" in describing our business or operations, we are referring to these businesses and operations which now make up Intellesale. Applied Digital Solutions, which currently owns approximately 80% of our outstanding stock and is the selling stockholder in this offering, is principally engaged in the communications industry and is publicly traded on the Nasdaq National Market.


                             INTELLESALE.COM, INC.

Our Business

     Intellesale sells refurbished and new computer equipment and related components. We sell products online through our website at www.Intellesale.com and through other Internet companies, as well as through traditional channels, which include sales made by our sales force and through products advertised via catalogs and other conventional media advertising. We began offering products on the Internet in the second quarter of 1998. We established the Intellesale.com website in January 1999 and began to focus our business on, and migrate our business to, the Internet. The Internet is our fastest growing sales channel and we believe that the Internet will be the basis for our future growth.


         In addition to selling products over our website, we distribute products over the Internet through our arrangement with OnSale.com Inc., which hosts auctions of our products on its website in exchange for a commission. We also advertise on Lycos and sell our products on Amazon's Z-Shops and on eBay.



     In addition to our Internet retail business, we buy and remarket computer equipment and components to traditional wholesalers, retailers and value-added resellers, as well as individual and corporate end users, and provide integration and consulting services, computer recycling, parts-on-demand services and transportation services for computer and other equipment. We are to the extent feasible transitioning this traditional commerce business to the Internet to the extent feasible.


     We offer a wide range of refurbished and new products, including laptop and desktop computers, monitors, disk drives, modems, printers, scanners, memory, expansion boards, cables and connectors. The majority of the products we offer are brand name Intel Pentium(R) class or equivalent products manufactured by IBM, Compaq, Sony, Fujitsu, Hewlett-Packard and other major manufacturers. We offer our customers complete packages including monitors, regularly-featured specials and the ability to purchase selected merchandise on an auction basis. We provide a minimum six-month warranty for most products not covered by manufacturer warranties. In addition, we offer our customers the opportunity to purchase an extended warranty, which is priced on the basis of the selling price of the item covered.


     We are not aware of any major online retailers currently focusing principally on refurbished computer equipment. We believe the demand for refurbished brand name computer equipment is growing as consumers realize they can purchase refurbished products that can serve their needs at substantial discounts to the price of new merchandise. At the same time, shorter product cycles result in
                                       2
frequent replacement of equipment. This leads to increased quantities of off-lease and excess inventory computer equipment which vendors and leasing companies need to dispose of in large quantities without adversely affecting their lease or sale of new products. We offer such vendors and leasing companies the ability to conveniently sell all their products in a single transaction. We believe that our ability to acquire many different types of equipment in large quantities through our established vendor relationships provides us with a significant competitive advantage both with consumers and vendors.


     According to International Data Corporation, a market research firm, the number of Internet users worldwide will increase from approximately 142 million in 1998 to 502 million in 2003. IDC further estimates that the number of people making purchases over the Internet will increase from approximately 31 million in 1998 to approximately 183 million in 2003. According to Jupiter Communications, another market research firm, the second largest category of 3-commerce spending is computer hardware and software, which Jupiter projects will grow from approximately $3.1 billion in 1998 to approximately $15.8 billion in 2003.

     Our goal is to become the website of choice for consumers and businesses seeking refurbished and new computer equipment. Our strategy to achieve our goal includes the following:


         Increase Brand Awareness. We have achieved our level of Internet revenues without the benefit of significant investments in marketing and promotion of our brand. We intend to use a portion of the proceeds from this offering to increase our marketing and promotional efforts in order to increase our brand awareness. We believe that a strong brand name is critical to differentiating Intellesale and attracting a high level of customer traffic and purchases.




         Increase Cooperative Relationships. We have established cooperative relationships with several companies, including OnSale.com, which hosts auctions of our products in exchange for a commission. We intend to expand these programs and establish new programs under which other companies will promote our products on their websites and in their other customer communications.


     Continue Improving Our Website. We intend to expand our Internet sales through continued upgrading and improvements to our website. We plan to add new features to our website and improve its design on an ongoing basis.


     Migrate Other Parts of Our Business to the Internet. We believe most of our traditional commerce products can be marketed more effectively through our website. As we expand our Internet presence, we have begun to migrate the traditional commerce segment of our business to the Internet to the extent feasible, which should allow us to expand our customer base, increase efficiency and reduce our operating costs.


     Expand and Improve Procurement Sources. In order to be able to offer attractive prices to customers yet maintain our margins, we must be able to source a sufficient amount of product at favorable prices. In order to continue and expand our procurement capability, we intend to maintain and enhance our existing relationships with leasing companies, manufacturers and other sources of equipment and to pursue new relationships.

About Us

         We were incorporated in Delaware in December 1998 by our parent corporation, Applied Digital Solutions, Inc., and in July 1999 we combined the predecessor businesses operated by our senior management for Applied Digital Solutions into Intellesale. Our principal offices are located at 510 Ryerson Road, Lincoln Park, New Jersey 07035, and our telephone number is (973) 686-9100. Our website is www.Intellesale.com. The information on our website is not incorporated by reference into this prospectus.

Risk Factors


     See "Risk Factors," starting on page 7, to read about factors you should consider before you purchase shares of our common stock. These factors include the following:

 - We have transacted business over the Internet for only a short period of time and our business model is unproven;

 - We may have difficulty integrating and successfully operating the 14 companies which Applied Digital Solutions acquired since the beginning of 1995 and combined to form Intellesale including Bostek, Inc. and its affiliate which were acquired in June 1999;

 - We must develop a strong brand identity in order for our business to continue to grow;

 - We may not be successful in establishing and maintaining relationships with other online companies;

- The level of business we conduct with other companies may fluctuate significantly, and we may lose customers, through disputes or otherwise;

- If we need additional financing and cannot obtain it, we may not be able to achieve our strategic business objectives;

 -   In our industry, we face intense competition in each area of our business;

 - We may be subject to Internet service disruptions, which could harm our business and damage our reputation and credibility;

 - Future sales of our common stock could adversely affect the market price of our common stock; and

 - There will be immediate and substantial dilution to new investors as a result of this offering.

                                 THE OFFERING

Common stock offered


  By Intellesale......................  4,000,000 shares

  By the selling stockholder..........  1,700,000 shares

Number of shares outstanding after
  the offering........................  20,644,889 shares


Use of proceeds we will receive              .   Repay approximately $17.0
                                                 million of our outstanding
                                                 indebtedness;
                                             .   Pay a total of $5.5 million to
                                                 various persons in connection
                                                 with the settlement of their
                                                 earn-out payment rights and the
                                                 purchase of minority interests
                                                 in our subsidiaries;
                                             .   Increase advertising and other
                                                 marketing efforts in connection
                                                 with the further development of
                                                 our Internet business and the
                                                 migration of other parts of our
                                                 business to the Internet, which
                                                 we anticipate will entail
                                                 expenditures of approximately
                                                 $10.0 million during the 12
                                                 months following the offering;
                                                 and
                                             .   General corporate purposes,
                                                 including working capital.


Proposed Nasdaq National Market
  symbol..............................  "SALE"


     You should be aware that the total shares outstanding after this offering:

            . include 1,629,889 shares of common stock to be issued immediately following this offering to the sellers of certain businesses we acquired, based on an assumed initial public offering price of $9.00 per share; and

            .   do not include

                   . 2,335,000 shares reserved for issuance under our 1999 Flexible Stock Plan;

                   . 5,600,000 shares reserved for issuance under outstanding options; and

                   . 600,000 shares issuable by us if the underwriters exercise their over-allotment option.

     The shares offered by Applied Digital Solutions do not include 255,000 shares that it will sell if the underwriters exercise their over-allotment option.

                             SUMMARY FINANCIAL DATA

     The following table summarizes certain financial information about our business. The pro forma data give effect to our acquisition of Bostek, Inc. and an affiliate of Bostek as if it had been completed on January 1, 1998. Operating results prior to 1999 represent the combined statements of the predecessor companies to Intellesale. As Intellesale was not formed until prior to December 1998 no historical earnings per share information is provided for periods on or before December 31, 1998. See Note 1 to our financial statements for additional
information.   Because  of our  rapid  growth  through acquisitions, including
Bostek, and our recent shift to transacting business on the Internet, the historic information reflected below may not be a good basis for evaluating our current and future performance. For a more detailed explanation of this
data,  see  "Selected  Financial  Data,"  "Pro  Forma Financial   Information,"
"Management's Discussion and Analysis of Financial Condition and Results of Operations," Management's Discussion and Analysis of Pro Forma Results of Operations" and our financial statements located elsewhere in this prospectus.




                                                          Actual                Pro Forma          Actual              Pro Forma
                                              ------------------------------   ------------  -------------------       ----------
                                                                                             Predecessor
                                                                                              Companies
                                                    Predecessor Companies                        to
                                                      to Intellesale           Intellesale   Intellesale Intellesale  Intellesale
                                              ------------------------------   ------------  -----------  ---------   -----------
                                                                                                                     Nine Months
                                                                               Year Ended     Nine Months Ended         Ended
                                                  Year Ended December 31,      December 31,     September 30,        September 30
                                              ------------------------------   ------------  ----------------------  ------------
                                                1996       1997       1998        1998        1998         1999          1999
                                              ------------------------------   ------------  ----------------------  ------------
                                                                   ($ in thousands, except per share amounts)
Total revenues...........................     $  1,993   $ 39,445   $ 60,743    $   127,848  $ 43,041  $ 87,875       $  121,275
Cost of goods sold.......................          851     33,202     47,623        105,386    33,891    68,536           98,132
Gross profit.............................        1,142      6,243     13,120         22,462     9,150    19,339           23,143
Depreciation and amortization............          110        342        774          5,397       551     2,530            3,844
Operating income (loss)..................          397      2,123      3,621            520     2,564     3,145            2,211
Net income ..............................     $    168    $   841   $  1,453         (2,815) $  1,111  $    593       $     (759)
Earnings (loss) per common share -
  basic..................................           --         --         --    $      (.19)      --   $    .04       $     (.05)
Earnings (loss) per common share -
  diluted................................           --         --         --    $      (.19)      --   $    .03       $     (.05)
Weighted average common shares
  outstanding - basic....................           --         --         --         15,000       --     15,000           15,000
Weighted average common shares
  outstanding - diluted..................           --         --         --         15,000       --     17,392           15,000



     The following balance sheet data give effect to our sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $9.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, and the application of the estimated net proceeds from this offering and on a pro forma as adjusted basis to further reflect the issuance of 1,111,111 shares to the sellers of Bostek and the issuance of 518,778 shares and the payment of $5,520,000 in cash in settlement of earn-out obligations and the acquisition of minority interests in our subsidiaries. The assumed initial public offering price is the midpoint of the estimated range of the initial public offering price. See "Use of Proceeds."

                                                                       Intellesale
                                                                    September 30, 1999
                                                      -------------------------------------------
                                                                                     Pro Forma
                                                         Actual       As Adjusted   As Adjusted
                                                      -----------  ---------------  -------------
                                                                   ($ in thousands)
          Balance Sheet Data
            Cash and cash equivalents............     $     910       $ 16,820       $11,300
            Working capital(1)...................       (16,952)        15,958        20,438
            Goodwill, net........................        32,742         32,742        42,322
            Total assets.........................        89,017        104,927       108,987
            Due to parent company (2)............        34,173         17,173        17,173
            Due to stockholders of Bostek                15,000         15,000         5,000
            Stockholders' equity                         18,408         51,318        65,988

     (1) Actual working capital includes amounts owed to Applied Digital Solutions.

     (2) At the closing of this offering we expect to have our own line of credit in place, which will replace the line of credit which Applied Digital Solutions is now providing to us. We intend to borrow under this facility to repay all amounts we owe to Applied Digital Solutions, which aggregated $34.9 million at November 9, 1999.

                                 RISK FACTORS


     You should carefully consider the risk factors listed below and the other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any or all of the risks listed below could have a material adverse effect on our business, operating results or financial condition, which could cause the market price of our stock to decline, in which event you could lose your investment in our common stock. You should also keep these risk factors in mind when you read forward-looking statements. We have identified all of the material risks which we believe may affect our business and the principal ways in which we anticipate that they may affect our business or financial condition.


Risks Relating to Our Business
------------------------------

Because we have transacted business over the Internet only since April
  1998 and our business model is therefore unproven, you have only a limited basis on which to evaluate our business and prospects


         Our Internet business began with our acquisition of Data Path Technologies in the second quarter of 1998. In January 1999, we shifted our business emphasis to the Internet and away from traditional commerce. We expect that expanding our Internet business will continue to be the major focus of our strategy for the foreseeable future and that the Internet will be the basis for our future growth. We cannot be certain that we will be successful in implementing the changes required to carry out our business model, or that we will be able to compete successfully in this highly competitive area. For calendar year 1998 and the first nine months of 1999, on a pro forma basis, Internet revenues, in which we sell refurbished and new computer products on a retail basis through our website, represented $26.5 million or 20.7% of total revenues, and $44.7 million, or 36.8% of total revenue. On an actual basis, Internet revenues were $31.4 million, or 35.8%, respectively, of total revenues, for the nine months ended September 30, 1999 compared with $4.5 million, or 10.6% of total revenues, for the nine months ended September 30, 1998.

     Because of our recent shift to focus on direct Internet sales, we have had only a limited operating history selling products direct on the Internet. As a result, you have only limited historical information on which to evaluate our business and prospects as an e-commerce company.



We may have difficulty integrating our recent acquisitions


     Since the beginning of 1997, we have completed 12 acquisitions, including the Bostek acquisition, which was completed effective June 1, 1999. On a pro forma basis, these acquisitions accounted for approximately 90.9% of our revenues for the year ended December 31, 1998. In the Bostek transaction, we acquired Bostek, Inc. and its affiliate, Micro Components International, Incorporated, which are engaged in the business of acquiring excess inventory and refurbished computer equipment and selling such equipment, primarily over the Internet. We expect this acquisition will be a major part of our Internet business. On a pro forma basis, Bostek represents 47.5% of our revenues for the year ended December 31, 1998 and 58.9% for the nine months ended September 30, 1999.



     Our success will depend in large part on our ability to fully integrate the operations and management of these recently acquired entities, particularly Bostek. A successful integration requires, among other things, the integration of product offerings, including offerings on our website, sales and marketing and financial reporting. The difficulties of integration may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. We cannot assure you that we will accomplish the integration smoothly or successfully or that we will realize the anticipated benefits of these acquisitions. The success of the integration will require the dedication of management and other personnel resources which may distract their attention from our day-to-day business.


Goodwill write-offs will reduce our earnings

     As a result of all of the acquisitions described in this prospectus and the purchases of related minority interests to occur at the closing of this offering, we will amortize approximately $6.6 million of goodwill annually, which will reduce our earnings per share. Goodwill is being amortized over 7 years. As required by FAS 121, we will periodically review our goodwill for impairment based on expected future discounted cash flows. If we determine that there is such impairment, we would be required to write down the amount of goodwill accordingly, which would also reduce our earnings.


We may have difficulty managing our future growth

     If we are unable to manage our growth effectively, our business will suffer. Our business has been growing rapidly; the number of our employees has increased from 114 to 377 between the beginning of 1999 and November 1999, and our revenues increased $43.0 million for the nine months ended September
30, 1998 to $87.9 million for the nine months ended September 30, 1999. Our business plan calls for continued substantial growth. To manage such growth in a rapidly evolving market requires an effective planning and management process. This will place a significant strain on our management, information systems and financial resources. Our future success will depend on our ability to address potential growth in the number of customers, to expand our product and service offerings and to pursue other market opportunities. We expect that we will need to expand existing operations, particularly those relating to customer service and product acquisition. We expect that we will also need to continue to improve our operational, financial and inventory systems, procedures and controls, and will need to expand, train and manage our workforce. Furthermore, we will need to continue to manage multiple relationships with various suppliers, freight companies, websites, Internet service providers and other third parties to keep control over our strategic direction as our e-commerce business evolves.

Unless we develop a strong brand identity, our business may not continue to grow and our financial results may suffer


     We believe that developing our brand name and Internet presence will be critical to achieving widespread acceptance of our products and services. Promoting and positioning our brand will depend largely on the success of our marketing efforts, our ability to provide high quality products and services at attractive prices and our relationships with other Internet companies. In order to promote our brand, we will need to continue to increase our marketing budget and otherwise increase our financial commitment to creating and maintaining brand loyalty among users. We plan to use approximately $10 million of the proceeds of this offering for marketing over the next 12 months, primarily for advertising on other web sites and print advertisements in magazines. We expect to spend approximately 40% on each of these activities and expect that the remaining 20% will be divided approximately evenly among outdoor advertising, radio advertising and promotional advertising. Brand promotion activities may not yield increased revenues, and if they do, any increased revenues may not offset the expenses we incur in building our brand. Even if we do attract new customers, they may not return to our website to conduct additional transactions. If we fail to promote and maintain our brand or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, our business could be harmed.



We rely on merchandise vendors as sources for our products

     The availability of off-lease and excess inventory computer equipment is unpredictable. We have no long-term arrangements with our vendors that assure the availability of merchandise. We purchase products from more than 250 different vendors, although we have no formal commitments with any of our vendors, we have been conducting businesses with many of them for several years. We cannot assure you that our current vendors will continue to sell merchandise to us as they have in the past, or that we will be able to establish new vendor relationships that ensure merchandise will be available to us in sufficient quantities and at favorable prices. If we are unable to obtain sufficient quantities of products at favorable prices, our business will be adversely affected.



     In addition, we may become obligated to deliver specified types of computer equipment in a short time period and, in some cases, at specified prices, as has been the case with our arrangement with FlashNet. Because we have no formal relationships with vendors, we may not be able to obtain the required equipment in sufficient quantities in a timely manner, which could adversely affect our ability to fulfill these obligations.


If we are unable to establish and maintain our relationships with other online companies, our business could be harmed

         We depend to a great extent on relationships with other online and Internet companies, including OnSale.com for marketing and building our brand, and a key element of our strategy is to establish additional sales and advertising relationships. These relationships may include agreements for joint product offerings, anchor tenancy, promotional placements, sponsorships and banner advertisements. These arrangements require us to make payments or provide services, which may be material, and generally are short-term, non-exclusive or do not provide for guaranteed renewal. In our relationships with OnSale, we pay the company a commission in exchange for listing our products on their websites. The risks of depending on these types of arrangements include:

       . the uncertainty that significant spending on these relationships will increase our revenues;
       . the possibility that expected revenue increases resulting from such spending will not occur within the time periods we expect or at all;
       . the possibility that space on other websites or the same sites may increase in price;
       . the possibility that a competitor will purchase exclusive rights to attractive space on one or more key sites;
       . the possibility that, if these relationships are successful, we may not be able to obtain adequate amounts of merchandise to meet the increased demand that is generated;
       . the possibility that we will not be able to renew the arrangements on successful websites on reasonable terms or at all; and
       . the possibility that online companies with which we have established relationships may exercise their right to terminate such relationships, which generally can be done without any significant advance notice.


     Under a program we established with FlashNet Communications, Inc. in June 1999, under which FlashNet paid us to provide a free refurbished personal computer to each FlashNet customer who agreed to a 24 to 36 month service agreement to use the FlashNet Internet service, we recognized approximately $9.5 million in revenues through September 30, 1999. FlashNet has discontinued its program of offering a free refurbished personal computer to its customers in November 1999. We have agreed with FlashNet to terminate our arrangement with them as part of a settlement of litigation initiated by FlashNet against us relating to this program, which litigation and settlement are described under "Intellesale.Com, Inc.--Legal Proceedings." Under the settlement, FlashNet has agreed to include an Intellesale promotional disk and/or pamphlet to its customers who receive a computer we have agreed to provide to FlashNet. We have agreed to compensate FlashNet for this promotion at the rate of $300 per computer shipped. We cannot assure you that the FlashNet advertising program will be an effective use of our marketing funds.


     Any termination of our arrangements with these online companies could have a material adverse effect on our business. In addition, obtaining and maintaining these relationships could disrupt our ongoing business, distract our management and employees and increase our expenses.

We are subject to risks that the value of our inventory may decline before we sell it or that we may not be able to sell the inventory at a the prices we anticipate


     We purchase and warehouse inventory, much of which is refurbished or excess inventory of personal computer equipment. As a result, we assume inventory risks and price erosion risks for these products. These risks are especially significant because personal computer equipment generally is characterized by rapid technological change and obsolescence. These changes affect the market for refurbished or excess inventory equipment. Our success will depend on our ability to purchase inventory at attractive prices relative to its resale value and our ability to turn our inventory rapidly through sales. If we pay too much or hold inventory too long, we may be forced to sell our inventory at a discount or at a loss or write down its value, and our business could be materially adversely affected.

Declining prices for new computer equipment could reduce demand for our products

     The cost of new computer equipment, particularly personal computers, has declined dramatically in recent years. As the price of new computer products declines, consumers may be less likely to purchase refurbished computer equipment unless there is a substantial discount to the price of the new equipment. Accordingly, in selling refurbished equipment, we must offer products at a substantial discount to the price of new products. As prices of new products continue to decrease, our revenue, profit margins and earnings could be adversely affected. There can be no assurance that we will be able to maintain a sufficient pricing differential between new products and our refurbished products to avoid adversely affecting our revenues, profit margins and earnings.


Our historical revenues and operating results are not indicative of future performance and are difficult to forecast, and potential fluctuations in our quarterly and annual financial results may cause volatility in our stock price



         Because we have grown rapidly through acquisition and have only recently begun to transact business on the Internet, we do not have historical data for a significant number of periods upon which to forecast quarterly revenues and results of operations. As a result, although our revenues from e-commerce have grown in recent quarters and will increase significantly as a result of the Bostek acquisition, we believe that you should not rely on period to period comparisons of our operating results as indicators of future performance. In addition, our quarterly results can be effected by changes in our business relationships. For example, our arrangement with FlashNet, which accounted for approximately 30% of our internet revenue and 35% of the increase in our Internet revenue during the nine months ended September 30, 1999, has terminated. We base our current and future expenditures on our plans and estimates of future revenues. Many of our expenses are fixed, and will not decrease if the level of our business and revenues decrease. This limits our ability to reduce our spending if we experience an unexpected shortfall in our revenues.


     We expect that our future quarterly and annual operating results will fluctuate significantly because of many factors, some of which we do not control. These factors include:

       . our ability to acquire, price and market inventory such that we maintain gross margins on both an absolute dollar and percentage basis;
       . our ability to adequately maintain, upgrade and develop our website, transaction processing systems and network infrastructure;
       .  our ability to integrate our recent acquisitions;

       . our ability to maintain existing, and develop new, cooperative marketing relationships which may drive traffic and customers to our website;

       . the transition of our Internet wholesale business to selling products directly on a retail basis through our website and our ability to migrate a portion of our traditional commerce business to the Internet;


       . our ability to obtain new customers at a reasonable cost and retain existing customers;

       . the development, announcement or introduction of new websites, services or products by us or our competitors;

       . the amount and timing of operating costs and capital expenditures that we incur to expand our business and improve our website; and

       . general economic conditions and economic conditions specific to the computer industry, the Internet and e-commerce.

We depend on our small team of senior management, particularly Marc Sherman, our President, and we may have difficulty attracting and retaining additional personnel

     Our future success is highly dependent upon the continued services and performance of our senior management and other key personnel. We are organized with a small senior management team, consisting primarily of Marc Sherman, our President, Edward L. Cummings, our Chief Financial Officer and Charles D. Newman, our Chief Operating Officer. If we were to lose the services of this management team, our overall operations could be adversely affected. In addition, our future success depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing, purchasing and customer service personnel when we need them. Competition for these individuals is intense. Although we are not currently seeking additional personnel, we cannot assure you that we will be able to successfully attract, integrate or retain sufficiently qualified personnel when the need arises. Our failure to attract and retain the necessary technical, managerial, marketing, purchasing and customer service personnel could have a material adverse effect on our business.

If we need additional financing for unanticipated working capital needs or to finance acquisitions, we may not be able to obtain such capital, which could adversely affect our ability to achieve our business objectives


     We expect that the proceeds of this offering, together with our available cash resources, will be sufficient to meet our cash requirements for at least the next 12 months. However, we may need to raise additional funds to:

       .  finance unanticipated working capital requirements; or

       .  acquire complementary businesses.


     We do not yet have lending commitments from banks or other third parties, and, until and unless we arrange for such commitments, we will rely on advances from Applied Digital Solutions. Applied Digital Solutions has no obligation to advance funds to us and, even if willing to do so, may not have funds available. Our credit arrangements with Applied Digital Solutions are described under


     We cannot assure you that additional financing will be available on favorable terms or at all. If funds are not available when required for our working capital needs or other transactions, our ability to carry out our business plan could be adversely affected, and we may be required to scale back our growth and operations to reflect the extent of available funding. If we are able to arrange for credit facilities from other lenders, the debt instruments will probably include limitations on our ability to incur other indebtedness, to pay dividends, to create liens, to sell or purchase our capital stock, to sell assets or to make acquisitions or enter into other transactions. Such restrictions may adversely affect our ability to finance our future operations or capital needs or to engage in other business activities. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our stockholders will be reduced. These securities may have rights, preferences or privileges senior to those of our common stockholders.




     If we experience problems in our distribution operations, we could lose customers

     In addition to merchandise vendors, we depend on several other third parties over which we have limited control, including, in particular, Federal Express and United Parcel Service for delivery of products to our customers. We have no long-term relationships with any of those parties. For example, we rely upon third-party carriers for product shipments, including shipments to and from our distribution facility. We are therefore subject to risks, including employee strikes and inclement weather, which could result in failures by such carriers to deliver products to our customers in a timely manner, which could damage our reputation and brand.

     If the software we license from third parties is defective our business may be adversely affected.


     Most of the accounting, inventory management and transaction processing software which we use was developed and produced by and is licensed from third parties. We have from time to time discovered errors and defects in the software and rely in part on our third-party providers to correct these errors and defects in a timely manner. If such errors or defects are not corrected in a timely manner, we could lose customers.

     Faulty or delayed credit card processing services from third parties may adversely affect our business and customer relationships

     We depend on credit card processing services of third parties. If these third parties do not properly provide these services, it may adversely affect our ability to complete transactions with our customers, our ability to receive payments on credit card transactions or our relationships with customers who may be dissatisfied with such services.


The industry in which we compete is highly competitive

     While we are not aware of another company which operates in all of our business areas, we face intense competition in each area of our business, and many of our competitors have greater resources and a more established market position than we have. As we focus our efforts on building our Internet business, we expect to face increased competition from other companies that already have an established Internet presence and from other companies which are expanding into e-commerce that are selling their products on the Internet. Our primary competitors include:

- major manufacturers of computer equipment such as Compaq Computer Corporation, Dell Computer Corporation and IBM, which offer both refurbished and new equipment through their websites;

- traditional store-based computer retailers, such as Best Buy Co., Inc., Circuit City(R) Stores, Inc., CompUSA and Gateway Country; and
- other online competitors, such as the Boston Computer Exchange, Buy.com Inc., Cyberian Outpost, Inc., Egghead.com, Inc., Fairmarket, Inc., OnSale, Inc., uBid and Value America, Inc.

     In addition, our Internet wholesale business, in which we sell to other online retailers, allows others to compete with our Internet retail business.

     Many traditional store-based and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these competitors already have an established brand and can devote substantially more resources to website development, increasing brand recognition and product acquisition than we can. In addition, larger, well-established and well-financed entities may join with online competitors or computer manufacturers or suppliers as the use of the Internet and other online services increases. The online companies who cooperate with us in offering our products also face intense competition, and if they are unable to successfully respond to such competition our business could suffer.

     Our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently or adopt more aggressive price or inventory availability policies than we can. Traditional store-based retailers also enable customers to see and test products in a manner that is not possible over the Internet.

     Our product offerings must compete with other new computer equipment and related products offered by our competitors. That competition will intensify if prices for new computers continue to decrease.

     We expect competition to intensify in the future because current and new competitors can enter our market with little difficulty and can launch new websites at a relatively low cost.


If we fail to adequately protect our Intellesale.com domain name, and tradename and related proprietary rights, our brand and reputation could be impaired and we could lose customers


     We depend on our right to use our Intellesale.com domain name and trade name in order to operate our Internet business. This right, and related copyrights, service marks and trademarks, as well as our trade secrets and similar intellectual property, are important to establishing and maintaining our brand. However, the steps we take to protect our proprietary rights may be inadequate. Effective trademark, service mark, copyright and trade secret protection may not be available in all of the countries where we sell our products online. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our tradename and other proprietary rights. Use of "Intellesale.com" or similar names by others could dilute our brand identity and confuse the market.

     Moreover, other parties may assert infringement or unfair competition claims against us. We believe that we and other participants in our markets may be subject to infringement claims as the number of services and competitors in our industry grows. We have, in the past, been required to make a change in a name under which we formerly conducted business in response to an objection from another company. Any future similar claim affecting the names under which we do business, whether meritorious or not, could be time-consuming, result in costly litigation, damage our reputation, cause service upgrade delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements may not be available on favorable terms or at all. As a result, any claim like this could harm our business.


The level of business we conduct with other companies may fluctuate significantly, and we may lose customers, through disputes or otherwise

     Our programs and relationships with other websites and other customers generally do not include fixed purchase commitments or other ongoing undertakings from our customers. The volume of business with any particular customer may fluctuate significantly from period to period, and we may lose relationships with customers which represent a significant portion of our business in a given period, because of disputes or otherwise. For example, under a program we established with FlashNet Communications, Inc. in June 1999, under which FlashNet paid us to provide a free personal computer to each customer who agreed to a 24 to 36 month service agreement to use the FlashNet Internet service, we recognized approximately $9.5 million in revenues through September 30, 1999. FlashNet has discontinued this program and initiated litigation against us relating to this program, which has subsequently been settled, as described under "Intellesale.com, Inc.--Legal Proceedings."

The expense and effort we incur in dealing with warranty claims and other customer service matters may be significant.

     Our principal product is refurbished personal computer equipment, which we acquire from leasing companies on expiration or termination of leases or which has otherwise been previously used. We generally provide a minimum six month warranty for products not covered by factory warranty, although we will from time to time offer longer warranties. In our program with

FlashNet, we agreed to provide a three year warranty. Litigations relating to that program, which has been settled, is described under "Intellesale.com, Inc.--Legal Proceedings."

During the nine month ended September 30, 1999, approximately 3% of the products we shipped to customers have been returned to us with some type of damage or defect. Approximately one-third of those returns were based on shipping damage for which the shipper compensates us.

If our products have an increased incidence of defects or if we do not successfully deal with customer returns and other customer service matters, our results of operations may be adversely affected. We cannot assure you that future expenses related to warranty claims will not have a material adverse effect on our business.

The Outcome Of Our Dispute With Flashnet Is Uncertain, And It Could Have An Adverse Effect On Our Business Or Financial Condition

     As described under "Intellesale.com--Legal Proceedings," FlashNet Communications has initiated litigation against us relating to the program under which Flashnet paid us to provide a free personal computer to each Flashnet customer who agreed to use the FlashNet internet service. In its complaint, FlashNet asserted that we had breached our agreement with FlashNet in failing to supply computers to FlashNet customers within the time requirements and the quality requirements of our agreement with FlashNet, and in failing to provide customer support in accordance with the agreement. FlashNet claimed damages based on these alleged failures in unspecified amounts, and is disputing approximately $2.9 million of the invoices submitted by us to FlashNet. While we believe that the claims of FlashNet are without merit, and that the invoices submitted to FlashNet represent amounts owed for products shipped in accordance with the agreement, and while we intend to vigorously defend the claims asserted by FlashNet, we cannot assure you that we will be successful in defending these claims and in pursuing our own claims against FlashNet arising out of this matter. If the FlashNet litigation is determined adversely to us, that could have an adverse effect on our business or financial condition, and could adversely affect our business reputation or our relationships with other customers.


Year 2000 failures may adversely impact our operations

     Some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches, and are commonly referred to as the "Millennium Bug" or "year 2000 problem."


     As a company engaged in e-commerce, we rely on computer programs and systems in connection with our internal and external communications networks and systems (including transmissions of information over the Internet), the operation of our website, order processing and fulfillment, accounting and financial systems and other business functions. If any of our systems are not year 2000 compliant or if our customers or suppliers fail to achieve year 2000 compliance, we may experience the following adverse consequences:

     - serious system failures that may require significant efforts by us or our customers to prevent or alleviate material business disruptions; and

     - a significant number of operational inconveniences and inefficiencies for us and our customers that may divert management's time and attention and financial and human resources from our ordinary business activities.

     We may incur significant additional expenses addressing year 2000 issues.

     The ability of third parties with whom we do business to address adequately their year 2000 issues is outside our control. The most reasonably likely worst-case scenario for us resulting from year 2000 issues is that third party noncompliance would disrupt, reduce or eliminate for a period of time the ability of customers to connect with and purchase products at our website. If such occurrences are frequent or long in duration, they could materially adversely affect our business.

     In addition, because we sell refurbished computer systems, consumers may be unwilling to purchase systems which they believe are not year 2000 compliant.


Risks Related to the Internet and the Internet Industry
-------------------------------------------------------

If we cannot respond to rapidly changing technology, our business could be harmed

     To be competitive as an Internet marketer, we must continue to enhance and improve the responsiveness, functionality and features of our website. The e-commerce market is characterized by rapidly changing technology, evolving industry standards, frequent new service and product introductions and enhancements embodying new technologies and changing customer requirements and preferences. Our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to continually improve the performance, features and reliability of our service. If we delay or fail to adapt to such changes customers may not use our services and may instead use those of our competitors. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our services or infrastructure.

Without the continued development and maintenance of the Internet, our business may not succeed

     Our market is new and rapidly evolving. Our business could suffer if Internet usage does not continue to grow. Internet usage may be inhibited for a number of reasons, including:

          .  inadequate network infrastructure;

          .  security concerns;

          .  inconsistent quality of service;

          .  lack of availability of cost-effective and high-speed service; and

          .  changes in government regulation of the Internet.

     If Internet usage grows, the Internet infrastructure might not be able to support the demands placed on it by this growth or its performance and reliability may decline. In addition, future outages and other interruptions occurring throughout the Internet could lead to decreased use of our website and would therefore harm our business.


We may be subject to Internet service disruptions, which could harm our business and damage our reputation and credibility

     We do not own our own gateway to the Internet, but instead rely on our Internet service provider to connect our current website to the Internet. In addition, we contract the hosting of our Internet servers to Cube Computer Corporation. From time to time, we may experience interruptions in our website connections and our telecommunications. Continuous or prolonged interruptions in our website connections or in our telecommunications access, or slow response times from our website, could have a material adverse effect on our business.

     We will need to continually enhance and expand our transaction processing systems, network infrastructure, delivery and shipping systems and other technologies to accommodate the substantial increase in the volume of traffic on our website which we hope to develop. We cannot assure you that we will be successful in these efforts or that we will be able to accurately project the rate or timing of increases, if any, in traffic to our website or to expand and upgrade our systems and infrastructure on a timely basis to accommodate such increases.

     We cannot assure you that the network of our Internet service provider will be able to achieve or maintain sufficiently high capacity of data transmission, especially if the customer usage of our website increases. Failure to achieve or maintain high capacity data transmission could significantly reduce customer demand for our services and have a material adverse effect on our business.

Regulation of the Internet could harm our business

     The laws governing Internet transactions remain largely unsettled. Today there are relatively few laws specifically directed toward online services. However, due to the increasing popularity and use of the Internet and online services, it is likely that laws and regulations will be adopted with respect to the Internet or online services. These laws and regulations could cover issues such as online contracts, user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights and information security. It may take years to determine whether and how existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy apply to the Internet. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Those laws that do reference the Internet have not yet been widely interpreted by the courts, and their applicability and reach are therefore uncertain. Because of the rapidly evolving and uncertain regulatory environment, we cannot predict how such laws and regulations might affect our business. In addition, these uncertainties make it difficult to ensure compliance with laws governing the Internet. These laws could harm us by subjecting us to liability or forcing us to change how we do business.

Concerns over and problems related to Internet commerce security and credit card fraud could harm our business

     An important characteristic of Internet commerce is the secure transmission of confidential information over public networks. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information. While to date we are not aware of any breaches in the security of our transmission of confidential data, if a compromise of our security measures were to occur, it could have a material adverse effect on our business.


     Any party that is able to circumvent our security measures could misappropriate confidential information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against security breaches or to alleviate problems caused by such breaches. Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet generally, especially as a means of conducting Internet commerce transactions. To the extent that activities of Intellesale or third-party contractors involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could expose us to a risk of loss or litigation and possible liability. We cannot assure you that our security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on our business.

Risks Related to our Affiliation with Applied Digital Solutions
---------------------------------------------------------------

The interests of Applied Digital Solutions, our principal stockholder, may conflict with those of other stockholders and us

     Following the offering, Applied Digital Solutions will own approximately 49.9% of our outstanding common stock. Of our seven directors, one, Constance Weaver, is a director of Applied Digital Solutions; one, David Loppert, is an executive officer of Applied Digital Solutions; and one Garrett A. Sullivan is both a director and executive officer of Applied Digital Solutions. In addition to the relationships these three directors have with Applied Digital Solutions, our Chief Executive Officer, Marc Sherman was Senior Vice President of Applied Digital Solutions until August 1999. We have entered into agreements with Applied Digital Solutions relating to voting and sales of our common stock, registration rights relating to our common stock, and tax allocation and sharing. In participating in decisions on the exercise or waiver of rights under existing or future agreements between Applied Digital Solutions and us, these persons could have conflicts of interest.


     Subject to the voting agreement referred to below, Applied Digital Solutions and its affiliates may be able to:


         .   elect our entire board of directors;

         .   control our management and policies;

         .   prevent or cause a change in control of us; and

         . determine other matters submitted to our stockholders for approval, including acquisitions, mergers, consolidations and the sale of all or substantially all of our assets.

     We also currently rely on Applied Digital Solutions for financing and may continue to do so in the future to the extent we are unable to establish our own line of credit.

     Applied Digital Solutions has entered into an agreement with Intellesale under which Applied Digital Solutions has agreed to vote its shares on matters presented to our stockholders in the same proportions as the other stockholders vote their shares.

     Our common stock owned by Applied Digital Solutions will represent a significant portion of Applied Digital Solutions' assets, and our results of operations will have a significant impact on Applied Digital Solutions' results of operations. Accordingly, subject to the limitations of the voting agreement referred to above, Applied Digital Solutions, which is itself publicly traded, may cause us to take actions which benefit its financial condition and results of operations regardless of its effect on our business. For example, Applied Digital Solutions has the right to require us to register its shares for sale under the Securities Act, which could adversely affect the price of our common stock. In addition, we have no agreement with Applied Digital Solutions that would prevent it from competing with us.

Until we establish our separate sources of funding, we will depend on Applied Digital Solutions for financing for our business

     We currently rely on advances from Applied Digital Solutions to finance our business operations. The availability of funds from Applied Digital Solutions will depend on its ability to borrow under its line of credit, which in turn depends on the financial performance of Applied Digital Solutions. Accordingly, there can be no assurance that funds will continue to be available from Applied Digital Solutions. Although we have received a non-binding letter of intent from an unaffiliated lending institution to provide us with an aggregate of $50 million in revolving credit financing for working capital and other purposes, we cannot assure you that we will be able to complete this financing.






Risks Associated with the Offering
----------------------------------

Future sales of our common stock could adversely affect the market price of our common stock

     If a substantial number of shares of our common stock, including shares issuable upon exercise of outstanding options, are sold in the public market after this offering, or investors become concerned that substantial sales might occur, the market price of our common stock could decrease. Such a decrease could make it difficult for us to raise capital by selling stock or to pay for acquisitions using stock.

     There will be 20,644,889 shares of common stock outstanding immediately after this offering after giving effect to the issuance of shares to the sellers of certain businesses we acquired, assuming an initial public offering price of $9.00 per share, which are to be issued within 30 days after the date of this offering, and

5,600,000 shares issuable upon exercise of outstanding options, of which approximately 2,425,000 were granted to our executive officers.



     Our executive officers, directors and stockholders have agreed that they will not sell, directly or indirectly, any common stock without the consent of Ladenburg Thalmann & Co. Inc. for a period of 180 days after the date of this prospectus. However, Ladenburg Thalmann may release any or all of the shares subject to lock-up agreements at any time without notice. Beginning July 13, 2000, 13,300,000 of the shares subject to these lock-up agreements could be sold immediately in the public market, subject to volume limitations and other restrictions. The remaining 1,644,889 shares subject to these lock-up limitations could be sold at various times beginning November 2000, subject to volume limitations and other restrictions.




     After the 180-day lock-up period expires, we expect to file registration statements covering all of the shares of the common stock issuable upon exercise of options and other grants pursuant to our equity incentive plans. At that time, options to acquire 4,300,000 shares of common stock will have vested.


     In addition, we may issue additional shares:

         -   to employees;

         -   in connection with corporate alliances;

         -   in connection with acquisitions; and

         -   to raise capital.

     Applied Digital Solutions, Marc Sherman, our President and Chief Executive Officer, and Edward L. Cummings, our Executive Vice President and Chief Financial Officer, are entitled to registration rights with respect to 15,300,000 shares they will beneficially own after this offering, including shares issuable under options. Those stockholders have the right to include shares of common stock they own any time we register our stock for sale beginning six months following the date of this offering, other than in connection with registering shares related to an employee benefit plan or a merger or consolidation. In addition, Applied Digital Solutions and Mr. Sherman have up to five demand registration rights. Sales of shares of our common stock pursuant to these agreements may dilute the value of the common stock offered hereby or cause its market value to drop.


Because stockholders will not receive dividends for the foreseeable future, stockholders must rely on stock appreciation for any return on their investment in the common stock

     We do not anticipate that we will pay dividends on our common stock in the foreseeable future. We intend to use any earnings which may be generated to finance the growth of our businesses. In addition, it is likely that any debt financing agreements we enter into will restrict our ability to declare dividends. As a result, appreciation, if any, of the price of the common stock will provide the only return to investors in this offering.

There will be immediate and substantial dilution to new investors as a result of this offering


The initial public offering price of our common stock will be substantially higher than the pro forma tangible book value per share of our outstanding common stock. At an assumed initial public offering price of $9.00 per share, purchasers of our common stock will incur immediate and substantial dilution of $7.87 per share in the pro forma net tangible book value of their purchased shares. The shares of our common stock owned by existing stockholders will receive a material increase in the pro forma net tangible book value per share. Investors may also experience additional dilution if we issue common stock in connection with future business acquisitions and as a result of issuance and exercise of employee stock options. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.


Our stock price may be volatile


     Prior to this offering, there has been no public market for our common stock, and we do not know how our common stock will trade after this offering. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market for our common stock. The initial public offering price will be determined through negotiations among the underwriters, Applied Digital Solutions and us and may not be indicative of the market price of the common stock that will prevail in the trading markets. You may not be able to resell your shares at or above the initial public offering price due to fluctuations in the market price of our common stock. These fluctuations may result from a number of factors, including the following:


         -   our perceived prospects;

         -   changes in our operating results;

         - differences between our actual financial and operating results and those expected by investors and research analysts;

         -   changes in research analysts' recommendations or projections;

         -   conditions or trends in the Internet and computer industries; and

         -   sales of common stock.

     In addition, the securities markets have experienced significant volume and price fluctuations, and the market prices of Internet companies in particular have been especially volatile. In the past companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. A securities class action lawsuit against us could result in substantial costs and a diversion of our management's attention.



Provisions in our corporate documents and employment agreements and Delaware law could delay or prevent a change in control of us or limit the price that investors might be willing to pay in the future for shares of our common stock.


     Provisions in our certificate of incorporation and bylaws and Delaware law could, together or separately:

         -   discourage potential acquisition proposals;

         -   delay or prevent a change in control; and

         - discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions.

         - As a result, these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.


     In particular, our board of directors may issue up to 5,000,000 shares of preferred stock with rights and privileges that might be senior to our common stock without the consent of the holders of the common stock. Our certificate of incorporation and bylaws provide that stockholders may not take actions by written consent and that special meetings of stockholders may only be called by our board of directors or our chief executive officer. We are also subject to
Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder.

     In addition, a change in control will trigger payment obligations under employment agreements we have with our four senior executives, which could discourage a change in control of us both because of the amount involved and the fact that senior management has an incentive to leave following a change in control to collect these payments. These payments would be equal to three times the employee's average annual compensation for the previous five years, minus $1.00, subject to reduction if their payment would result in an additional special tax to the executive.

                                USE OF PROCEEDS

     Our net proceeds from the sale of the 4,000,000 shares of common stock offered by us are estimated to be approximately $32.9 million, or $38.0 million if the underwriters' over-allotment option is exercised in full, after deducting the estimated underwriting discounts and commissions and estimated offering expenses we will pay. We will not receive any proceeds from shares of common stock sold by the selling stockholder.


     We plan to use the net proceeds as follows:

          - We plan to repay approximately $17.0 million of our outstanding indebtedness. As of November 9, 1999, we had outstanding borrowings from Applied Digital Solutions of 34.9 million, and at that date the interest rate on these borrowings was 7.1%. Our outstanding indebtedness to Applied Digital Solutions includes $15.5 million borrowed in June 1999 to pay a portion of the purchase price for Bostek and to refinance Bostek's outstanding indebtedness.

               We have received a non-binding letter of intent for a line of credit from an unaffiliated lending institution, which would provide us with an aggregate of $50 million in revolving credit financing for working capital and other purposes, but we cannot assure you that we will be able to complete this financing. We intend to use borrowings under this line of credit to repay all amounts owed to Applied Digital Solutions.

          - We plan to pay a total of $5.5 million to former owners of businesses which we acquired, in connection with the settlement of their earn-out payment rights and, in some cases, the purchase of minority interests in our non wholly-owned subsidiaries.

          - We plan to spend a portion of the proceeds for advertising and other marketing efforts, which we anticipate will total approximately $10.0 million during the 12 months following this offering.

          - We plan to use any remaining proceeds of the offering for general corporate purposes, including working capital.


    Pending such uses, we intend to invest the net proceeds in short-term, investment grade, interest bearing securities. Our management will retain broad discretion in the allocation of these proceeds.

                                DIVIDEND POLICY

     Holders of our common stock are entitled to receive such dividends as may be declared by our board of directors. We have not paid any dividends on our common stock and we do not anticipate that we will pay dividends in the foreseeable future. Any payments of future dividends will be at the discretion of our board of directors after taking into account various factors, such as our financial condition, operating results, current and anticipated cash needs and plans for expansion and restrictions in our credit documents or other agreements. It is likely that any credit arrangement we enter into in the future will limit our ability to pay dividends.

                                CAPITALIZATION

     The following table sets forth our capitalization at September 30, 1999:

    -  on a historical basis;


    - as adjusted to reflect our sale of 4,000,000 shares of common stock offered in the offering, assuming the underwriters' over-allotment option is not exercised, at an assumed initial public offering price of $9.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses and applying the estimated net proceeds as described under "Use of Proceeds"; and


    - pro forma as adjusted basis to further reflect the issuance of 1,629,889 shares of our common stock to the sellers of certain businesses we have acquired at an assumed initial public offering price of $9.00 per share.


       All of our outstanding debt is currently classified as short-term debt.


       You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.


                                                     As of September 30, 1999
                                                --------------------------------
                                                               As     Pro Forma
                                                  Actual    Adjusted As Adjusted
                                                --------------------------------
                                                       ($ in thousands)
       Cash                                       $   910    $16,820    $11,300
       Due to parent company (1)................  $34,173    $17,173    $17,173
       Due to stockholders of Bostek (2)........   15,000     15,000      5,000
       Minority interest (3)....................      610        610         --
                                                  =============================
       Stockholders' equity
          Preferred stock, $.01 par value;
          5,000,000 shares authorized; no shares
          outstanding, actual, as adjusted and
          pro forma as adjusted.................  $    --    $    --    $    --
          Common stock, $.0001 par value;
          30,000,000 shares authorized,
          15,000,000 shares issued and
          outstanding, actual; 19,000,000 shares
          issued and outstanding, as adjusted;
          20,629,889 shares issued and
          outstanding, pro forma as
          adjusted (4)..........................        1          2          2
        Additional paid-in capital..............   17,814     50,723     65,393
        Retained earnings.......................      593        593        593
                                                --------------------------------
          Total stockholders' equity............   18,408     51,318     65,988
                                                --------------------------------
          Total capitalization..................  $18,408    $51,313    $65,988
                                                ================================

       (1) At the closing of this offering, we expect to have our own line of credit in place, which will replace the line of credit which Applied Digital Solutions is now providing to us. We intend to borrow under this facility to repay all amounts we owe to Applied Digital Solutions, which aggregated $34.9 million at November 9, 1999.

       (2) Consists of $10,000,000 to be paid to the stockholders of Bostek and its affiliate, Micro Components, in shares of our common stock, based on the initial public offering price in this offering, within 30 days after the closing of this offering; and $5,000,000 to be paid to the stockholders of Bostek and its affiliate, Micro Components, in January 2000.

       (3) In connection with this offering, we will acquire the minority interests in our non wholly-owned subsidiaries and buy out earn-out arrangements for cash totaling $5,520,000 and the issuance of 518,778 shares to purchase minority interests and settle earn-out obligations, assuming an initial public offering price of $9.00 per share.



       (4) Does not include (a) options to purchase 5,450,000 shares of our common stock issued under our 1997 Non-Qualified Stock Option Plan and outstanding as of September 30, 1999 or (b) 2,500,000 shares of our common stock reserved for issuance as of September 30, 1999 upon exercise of options and other stock awards which may be granted under our 1999 Flexible Stock Option Plan.



           The balance in goodwill, net of amortization, at September 30, 1999 is as follows: Actual: $32,742,000; As Adjusted: $32,742,000; and Pro Forma As Adjusted: $42,322,000.

                                   DILUTION


      Our net tangible book value, as of September 30, 1999, was $(14,334,000), or $(0.96) per share of common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities and minority interests divided by the number of shares of common stock outstanding at that date. After giving effect to our sale of the 4,000,000 shares of common stock being offered hereby at an assumed initial public offering price of $9.00 per share, and the issuance of 1,629,889 shares of our common stock to the sellers of businesses we have acquired assuming an initial public offering price of $9.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of September 30, 1999, would have been $23,366,000, or $1.13 per share. This represents an immediate increase in pro forma net tangible book value of $2.09 per share to existing stockholders, and an immediate dilution of $7.87 per share to new investors. The following table illustrates this per share dilution:



     Assumed initial public offering price
       per share................................               $9.00
                                                               -----
      Net tangible book value per share at
       September 30, 1999.......................    $(0.96)
      Increase per share attributable to
      new investors.............................      2.09
                                                    ------
     Pro forma net tangible book value per
      share after this offering.................                1.13
                                                               -----
     Dilution per share to new investors........               $7.87
                                                               =====

     The following table summarizes, on a pro forma basis, as of September 30, 1999, the differences between the number of shares of common stock purchased from Intellesale, the total consideration paid and the average price per share paid by existing stockholders, by sellers of certain businesses we have acquired, and by the new investors purchasing shares in this offering (at an assumed initial public offering price of $9.00 per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses):



                                       Shares Purchased            Total Consideration        Average
       ($ in  thousands,           ------------------------      -----------------------     Price Per
       except per share data)       Number        Percent         Amount        Percent        Share
                                   -----------  -----------      ----------   ----------    -----------

     Existing stockholders(1)..    15,000,000       72.7%        $17,815         26.0%           $1.19
     Business acquisition
      stockholders (2).........     1,629,889        7.9          14,669         21.4             9.00
                                   -----------  -----------      -------      ----------    -----------
     New investors(1)..........     4,000,000       19.4          36,000         52.6             9.00
                                   -----------  -----------      -------      ----------    -----------
        Total..................    20,629,889      100.0%        $68,484        100.0%
                                   ===========  ===========      =======      ==========    ===========

________________

     (1) Sales by Applied Digital Solutions in this offering will cause the number of shares held by existing stockholders to be reduced to 13,300,000, or 64.5% of the total number of shares outstanding after the offering, and will increase the number of shares held by new investors to 5,700,000, or 27.6% of the total number of our shares outstanding after this offering.

     (2) Represents shares issued to the sellers of certain businesses we have acquired, assuming an initial public offering price of $9.00 per share.


     If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by existing stockholders will be reduced to 13,045,000 shares, or 61.4% of the total number of shares of common stock to be outstanding immediately after this offering. In addition, the number of shares of common stock held by the new investors will be increased to 6,555,000 or 30.9% of the total number of shares of common stock to be outstanding immediately after this offering. The foregoing discussion and tables assume no exercise of any outstanding stock options. As of November 9, 1999, there were outstanding options to purchase 5,600,000 shares of common stock, of which 5,350,000 have an exercise price of $0.85 per share and the remaining 250,000 have an exercise price equal to the initial public offering price. In addition, as of November 9, 1999, there were 2,335,000 shares reserved for future grants or purchases pursuant to our 1999 Flexible Stock Plan, and the amounts available for issuance could increase to as many as 7,335,000 shares under the terms of the plan. To the extent that any shares reserved for issuance under our stock plans are issued, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below for the periods ended December 31, 1996, 1997 and 1998 has been derived from our audited consolidated and combined financial statements included elsewhere in this prospectus. The information as of and for the periods ended December 31, 1995 and September 30, 1998 and 1999 is unaudited and, in our opinion, includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information. Operating results prior to 1999 represent the combined statements of the predecessor companies to Intellesale. As Intellesale was not formed until December 1998, no historical earnings per share information is provided for periods ending on or before December 31, 1998. See Note 1 to our financial statements for additional information. Our results for the nine months ended September 30, 1999 are not necessarily indicative of the results we may achieve for the full year. Because of our rapid growth through acquisitions, including Bostek, and our recent shift to transacting business on the Internet, the historic information reflected below may not be a good basis for evaluating our current and future performance. You should read this information together with the financial statements and related notes included in this prospectus and the information under the headings "Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus.



                                       Predecessor Companies                              Predecessor
                                         to Intellesale                  Intellesale      Companies        Intellesale
                         -------------------------------------------    ------------   -----------------------------------------

                                                                                                                    Pro Forma
                         Four Months                                      Pro Forma                                Nine Months
                            Ended                                        Year Ended        Nine Months Ended         Ended
                         December 31,      Year Ended December 31,      December 31,         September 30,         September 30,
                         ------------    ---------------------------    ------------   -------------------------   -------------
                           1995 (1)       1996       1997       1998       1998 (2)         1998     1999            1999 (3)
                         ------------    ---------------------------    ------------   -------------------------   ------------
                                                       (in thousands, except per share amounts)
Summary of Operations
 Revenues:

Internet and Internet
  wholesaling               $    --      $    --   $    --      $ 7,334   $ 26,486     $  4,549     $  31,448        $ 44,659
Traditional commerce            645        1,993    39,445       53,409    101,362       38,492        56,427          76,616
                            -------      -------   -------      -------   --------     --------     ---------        --------
Total revenues                  645        1,993    39,445       60,743    127,848       43,041        87,875         121,275
Cost of goods sold              312          851    33,202       47,623    105,386       33,891        68,536          98,132
                            -------      -------   -------      -------   --------     --------     ---------        --------
Gross profit                    333        1,142     6,243       13,120     22,462        9,150        19,339          23,143
Selling, general and
  administrative expense        150          635     3,778        8,725     16,545        6,035        13,664          17,088
Depreciation and                 --          110       342          774      5,397          551         2,530           3,844
  amortization              -------      -------   -------      -------   --------     --------     ---------        --------
Operating income (loss)         183          397     2,123        3,621        520        2,563         3,146           2,212
Interest income                  --            1         1           45        440           28           126             126
Interest expense                 (2)         (10)     (152)        (341)    (1,663)        (263)         (869)         (1,324)
                            -------      -------   -------      -------   --------     --------     ---------        --------
Income before provision
  for income taxes and
  minority interest             181          388     1,972        3,325       (703)       2,328         2,402           1,013
Provision for income taxes       --          190       884        1,646      1,876        1,050         1,723           1,686
                            -------      -------   -------      -------   --------     --------     ---------        --------
Income before minority
  interest                      181          198     1,088        1,679     (2,579)       1,278           680            (673)

Minority interest                --           30       247          226        236          167            86              86
                            -------      -------   -------      -------   --------     --------     ---------        --------
Net income                  $   181      $   168   $   841      $ 1,453   $ (2,815)    $  1,111     $     593        $   (759)
                            =======      =======   =======      =======   ========     ========     =========        ========
Earnings per common share
  - basic                        --           --        --           --   $   (.19)    $     --     $     .04        $   (.05)
Earnings per common share
  - diluted                      --           --        --           --   $   (.19)    $     --     $     .03        $   (.05)
Weighted average common
 shares outstanding -
  basic                          --           --        --           --     15,000           --        15,000          15,000
Weighted average common
 shares outstanding -            --           --        --           --     15,000           --        17,392          15,000
  diluted



                                                                                Predecessor
                                Predecessor Companies         Intellesale        Companies       Intellesale
                             --------------------------------------------       -----------      ------------

                                         As of December 31,                          As of September 30,
                             --------------------------------------------        -------------------------
                               1995 (1)         1996      1997       1998             1998     1999
                             ------------    ----------------------------        -------------------------
Balance Sheet Data
Cash and cash equivalents    $   66          $     9   $   615    $   571       $    681         $     910
Working capital                 452              474     2,158        267          3,905           (16,952)
Goodwill, net                    --            1,127     2,727      7,864          3,610            32,742
Total assets                    784            3,099    11,127     21,363         15,406            89,017
Due to parent company             0              178     1,242      6,022          4,506            34,173
Due to stockholders of
  Bostek                         --               --        --         --             --            15,000
Stockholders' equity            155            1,915     4,987      9,140          8,212            18,408

     (1) Consists of Elite Computer Services, Inc. which was acquired by Applied Digital Solutions effective September 1, 1995.

     (2) Gives effect to (a) the acquisition of Bostek and the financing of that acquisition and (b) the acquisition of Blue Star Electronics, Inc., Consolidated Micro Components, Inc., Data Path Technologies, Inc., Service Transport Company and Fiscal Advantage, Inc., as if such acquisitions had occurred at January 1, 1998. Does not give effect to purchase minority interests in our subsidiaries or buyout of earn-out payments from holders of minority interests.

     (3) Gives effect to the acquisition of Bostek and the financing of that acquisition as if such transactions had occurred at January 1, 1998. The actual September 30, 1999 balance sheet data includes Bostek. Does not give effect to purchase of minority interests in our subsidiaries or buyout of earn-out payments from holders of minority interests.


     The following table sets forth certain financial data for our predecessor companies, Elite Computer Services, Inc., which Applied Digital Solutions acquired 80% effective September 1, 1995, and Universal Commodities Corp., of which Applied Digital Solutions acquired 80% effective November 1, 1996. The selected financial data for the periods ended December 31, 1994, and 1995 and August 31, 1995 has been derived from unaudited statements. The selected financial data for Universal Commodities for the 10 months ended October 31, 1996 has been derived from the audited financial statements included elsewhere in this prospectus. The selected financial data for Universal Commodities as of and for the year ended December 31, 1994 are not presented because it commenced operations in late December 1994. As of December 31, 1994, Universal Commodities had nominal assets and no revenue.



                                   ------------------------------------------     ---------------------------------------
                                           Elite Predecessor Business                     UCC Predecessor Business
                                   ------------------------------------------     ---------------------------------------
                                        Year Ended        Eight Months Ended          Year Ended       Ten Months Ended
                                    December 31, 1994       August 31, 1995        December 31, 1995    October 31, 1996
                                   ------------------------------------------     ---------------------------------------
  Summary of Operations                                                 (in thousands)
    Revenues:
      Internet                            $    --                 $    --                  $     --            $    --
      Traditional commerce                  2,021                   1,255                     3,591              4,575
    Total revenues                          2,021                   1,255                     3,591              4,575
    Cost of goods sold                      1,274                     563                     2,834              3,689
                                          -------                 -------                  --------            -------
    Gross profit                              747                     692                       757                886
    Selling, general and
     administrative expense                   748                     726                       605                936
    Depreciation and amortization               4                      --                        14                 --
                                          -------                 -------                  --------            -------
    Operating income (loss)                    (5)                    (34)                      138                (50)
    Interest income                            --                      --                        --                 --
    Interest expense                           (2)                     (1)                       (1)               (13)
                                          -------                 -------                  --------            -------
    Income before provision for
     income taxes and minority
     interest                                  (7)                    (35)                      137                (63)
    Provision for income taxes                 --                      --                        --                 --
                                          -------                 -------                  --------            -------
    Income before minority
     interest                                  (7)                    (35)                      137                (63)
    Minority interest                          --                      --                        --                 --
                                          -------                 -------                  --------            -------
    Net income                            $    (7)                 $  (35)                 $    137            $   (63)

                                   ------------------------------------------     ---------------------------------------
                                           Elite Predecessor Business                     UCC Predecessor Business
                                   ------------------------------------------     ---------------------------------------
                                           As of                 As of                    As of              As of
                                    December 31, 1994       August 31, 1995        December 31, 1995    October 31, 1996
                                   ------------------------------------------     ---------------------------------------
  Balance Sheet Data
    Cash and cash equivalents             $     8                  $  (30)                 $     60            $    12
    Working capital                          (129)                    336                       289                107
    Goodwill, net                              --                      --                        --                 --
    Total assets                              466                     607                       537                785
    Due to parent company                      --                      --                        --                 --
    Stockholders' equity                      (41)                    (75)                      138                107

                        PRO FORMA FINANCIAL INFORMATION



     The following pro forma unaudited condensed consolidated statement of our operations for the nine months ended September 30, 1999 reflects the effects of
(1) our acquisition of Bostek and the financing of that acquisition (other than $5.0 million which will be paid in January 2000 without interest), (2) this offering and the application of the estimated net proceeds to repay certain indebtedness and (3) the purchase of the outstanding minority interests and settlement of earnout obligations of our non wholly-owned subsidiaries, as if those transactions had occurred at January 1, 1998.

     The following pro forma unaudited condensed combined statement of our operations for the year ended December 31, 1998 reflects the effects of (1) the acquisition of Bostek (other than $5.0 million which will be paid in January 2000 without interest), which was completed effective June 1, 1999, and the financing of that acquisition (2) the acquisitions of Blue Star Electronics, Inc., Consolidated Micro Components, Inc., Data Path Technologies, Inc., GDB Software Services, Inc., Service Transport Company and Fiscal Advantage, Inc. completed in 1998, (3) this offering and the application of the estimated net proceeds to repay certain indebtedness and (4) the purchase of outstanding minority interests and settlement of earnout obligations of our non wholly-owned subsidiaries, as if those transactions had occurred at January 1, 1998. The acquisitions completed in 1998 were accounted for under the purchase method and are discussed under the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Our History." The Bostek acquisition was accounted for under the purchase method and is discussed under the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations--Bostek--Acquisition by Intellesale."



     The following pro forma unaudited condensed consolidated balance sheet at September 30, 1999 reflects the effects of (1) the issuance by us of 4,000,000 shares of common stock pursuant to this offering and the application of the estimated net proceeds to repay certain indebtedness and (2) the issuance of 1,629,889 shares of common stock to former owners of our subsidiaries in connection with our purchase of Bostek, our purchase of interests in our subsidiaries and the settlement of earn-out obligations we owe former owners of our subsidiaries.



     This pro forma unaudited financial information does not purport to represent (1) what our actual results of operations would have been had the acquisitions occurred on the dates assumed or (2) what we expect our results of operations to be in the future. They do not reflect any estimates of cost savings or other efficiencies that may be achieved from the integration of Bostek or the other companies acquired. In addition, they do not reflect an adjustment for services the Company receives from Applied Digital Solutions as they approximate the cost that will be incurred as a stand alone company. We believe that the assumptions used in preparing the pro forma unaudited condensed consolidated statements of operations provide a reasonable basis for presenting all of the significant effects of the acquisition of Bostek and the companies acquired in 1998 and this offering.

     You should read the pro forma unaudited condensed consolidated and combined statements of operations and the accompanying notes together with the historical financial statements of the predecessor companies of Intellesale and of Intellesale and Bostek, including the notes thereto, and other financial information pertaining to Intellesale and Bostek, including the information set forth under "Use of Proceeds," "Capitalization," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management's Discussion and Analysis of Pro Forma Financial Condition and Results of Operations" included elsewhere in this prospectus.

                             Intellesale.com, Inc.

      Pro Forma Unaudited Condensed Consolidated Statement of Operations
                  For the Nine Months Ended September 30, 1999
                  --------------------------------------------
                   (in thousands, except per share amounts)

                                                     Bostek, Inc. and
                                    Intellesale       Affiliate       Pro Forma        Pro Forma      Offering        Pro Forma
                                     Actual(1)        Actual(2)      Adjustments     Consolidated    Adjustments     As Adjusted
                                    -----------    ----------------  -----------     ------------    -----------     -----------
Revenues                            $    87,875    $         33,400  $        --     $    121,275    $        --     $   121,275
Cost of goods sold                       68,536              29,596           --           98,132            --           98,132
                                    -----------    ----------------   ----------     ------------    ------------    -----------
Gross profit                             19,339               3,804           --           23,143             --          23,143
Selling, general and                                                                            --
  administrative expenses                13,664               3,424           --           17,088                         17,088
Depreciation and amortization             2,530                  10        1,304 (a)        3,844          1,026 (d)       4,870
                                    -----------    ----------------  -----------     ------------    ------------    -----------
Operating income (loss)                   3,145                 370       (1,304)           2,211         (1,026)          1,185
Interest and other income                   126                  --           --              126             --             126
Interest expense                           (869)               (151)        (304)(b)       (1,324)           961 (e)      (2,285)
                                    ------------   ----------------- ------------    -------------   -----------     ------------
Income before provision for income
  taxes and minority interest             2,402                 219       (1,608)           1,013         (1,987)           (974)
Provision (benefit) for income tax        1,723                  74         (111)(c)        1,686            413 (f)       2,099
                                    -----------       -------------  ------------    ------------    -----------     -----------
Income before minority interest             679                 145       (1,497)            (673)        (2,400)         (3,073)
Minority interest                            86                  --           --               86            (86)(g)          --
                                    ===========    ================  ============    ============    ============    -----------
Net income (loss)                   $       593    $            145  $    (1,497)    $       (759)   $    (2,314)    $    (3,073)
                                    ===========    ================  ============    ============    ============    ===========
Earnings per common share -
  diluted                           $       .03(w)               --           --     $       (.05)(w)                $     (0.15)(w)
Weighted average common shares
  outstanding - diluted(3)               17,392                  --           --           15,000          5,630 (h)      20,630
----------------------------------- ===========    ================  ============    ============    ===========     ===========


(1) Includes four months of Bostek's operations. We acquired Bostek effective June 1, 1999.
(2)  For the five month period ended May 31, 1999.
(3) For loss periods no common equivalent shares are included in computed diluted shares outstanding.

               The Predecessor Companies of Intellesale.com, Inc.

       Pro Forma Unaudited Condensed Consolidated Statement of Operations
                      For the Year Ended December 31, 1998
                      ------------------------------------
                    (in thousands, except per share amounts)


                              Predecessor                                                    Bostek, Inc.
                              Entities of                                                         and
                              Intellesale         1998           Pro Forma                     Affiliate       Pro Forma
                               Actual(1)     Acquisitions(2)    Adjustments       Subtotal     Actual(3)      Adjustments
                              -----------    ---------------    -----------       --------   ------------     -----------
Revenues                        $ 60,743          $ 6,333         $    --         $ 67,076    $ 60,772         $    --
Cost of goods sold                47,623            4,397              --           52,020      53,366              --
                                --------          -------         -------         --------    --------         -------
Gross profit                      13,120            1,936              --           15,056       7,406              --
Selling, general and
 administrative expenses           8,725            2,145                           10,870       5,675              --
Depreciation and
 amortization                        774(4)            13           1,481   (i)      2,268          46           3,083  (l)
                                --------          -------         -------         --------    --------         -------
Operating income (loss)            3,621             (222)         (1,481)           1,918       1,685          (3,083)
Interest and other income             45                3              --               48         392              --
Interest expense                    (341)             (18)             --             (359)       (353)           (951) (m)
                                --------          -------         -------         --------    --------         -------
Income (loss) before provision
 for income taxes and
 minority interest                 3,325             (237)         (1,481)           1,607       1,724          (4,034)
Provision (benefit) for
 income tax                        1,646               --            (102)  (j)      1,544          28             304  (n)
                                --------          -------         -------         --------    --------         -------
Income (loss) before minority
 interest                          1,679             (237)         (1,379)              63       1,696          (4,338)
Minority interest                    226               --              10   (k)        236          --              --
                                --------          -------         -------         --------    --------         -------
Net income (loss)               $  1,453         $  (237)        $ (1,389)       $    (173)   $  1,696         $(4,338)
                                ========          =======         =======         ========    ========         =======
Earnings per common share
 - diluted                      $     --               --              --               --          --              --
Weighted average common
 shares outstanding -
 diluted (5)                                           --              --                           --              --
                                ========          =======         =======         ========    ========         =======


                                                      Offering            Pro Forma
                                   Pro Forma        Adjustments          As Adjusted
                                 ------------       -----------          -----------
Revenues                          $ 127,848            $    --             $127,848
Cost of goods sold                  105,386                 --              105,386
                                  ---------            -------             --------
Gross profit                         22,462                 --               22,462
Selling, general and
 administrative expenses             16,545                 --               16,545
Depreciation and
 amortization                         5,397              1,443  (o)           6,840
                                  ---------            -------             --------
Operating income (loss)                 520             (1,443)                (923)
Interest and other income               440                 --                  440
Interest expense                     (1,663)             1,530  (p)            (133)
                                  ---------            -------             --------
Income (loss) before provision
 for income taxes and
 minority interest                     (703)                87                 (616)
Provision (benefit) for
 income tax                           1,876                658  (q)           2,534
                                  ---------            -------             --------
Income (loss) before minority
 interest                            (2,579)              (571)              (3,150)
Minority interest                       236               (236) (r)              --
                                  ---------            -------             --------
Net income (loss)                 $  (2,815)           $  (335)            $ (3,150)
                                  =========            =======             ========
Earnings per common share
 - diluted                        $    0.19                                $  (0.15)(w)
Weighted average common
 shares outstanding -
 diluted (5)                         15,000              5,630  (s)        $ 20,630
                                  =========            =======             ========



     (1) Reflects 1998 operating results of all predecessor entities owned by Applied Digital Solutions and includes the results of operations of the companies acquired in 1998 from their respective dates of acquisition


     (2) Represents the historical unaudited combined condensed results of Blue Star Electronics, Inc., Consolidated Micro Components, Inc., DataPath Technologies, Inc., GDB Software Services, Inc. and Service Transport Company, each through March 31, 1998, and Fiscal Advantage, Inc. through September 30, 1998.

     (3) Represents Bostek's historical condensed combined results for the year ended December 31, 1998.

     (4)  Includes $251 of fixed asset depreciation.

     (5) For loss periods no common equivalent shares are included in computing diluted shares outstanding.

                               Intellesale.com, Inc.
              Pro Forma Unaudited Condensed Consolidated Balance Sheet
                               September 30, 1999
                                  (in thousands)


                                                  Intellesale         Offering                             Other        Pro Forma
                                                     Actual          Adjustments      As Adjusted       Adjustments    As Adjusted
                                                  -----------        -----------      -----------       -----------    -----------
Current Assets
     Cash and cash equivalents                      $   910          $ 15,910 (t)      $ 16,820            $(5,520)(u)   $ 11,300
     Accounts receivable                             26,981                --            26,981                --         26,981
     Inventories                                     23,154                --            23,154                --         23,154
     Notes Receivable                                    62                --                62                --             62
     Notes receivable - related parties                 264                --               264                --            264
     Prepaid expenses and other current assets        1,659                --             1,659                --          1,659
                                                    -------          --------          --------          --------       --------
        Total Current Assets                         53,030            15,910            68,940            (5,520)        63,420
Equipment & Leasehold Improvements, net               1,886                --             1,886                --          1,886
Notes Receivable--related parties                       880                --               880                --            880
Goodwill, net                                        32,742                --            32,742             9,580(u)      42,322
Other Assets                                            479                --               479                --            479
                                                    -------          --------          --------          --------       --------
                                                    $89,017          $ 15,910          $104,927          $  4,060       $108,987
                                                    =======          ========          ========          ========       ========
Current Liabilities
     Notes payable and current maturities
      of long-term debt                             $    89          $     --          $     89          $     --       $     89
     Accounts payable and accrued expenses           20,720                --            20,720                --         20,720
     Due to Parent Company                           34,173           (17,000)(t)        17,173                --         17,173
     Due to shareholder of acquired subsidiary       15,000                --            15,000           (10,000)(v)      5,000
                                                    -------          --------          --------          --------       --------
        Total Current Liabilities                    69,982           (17,000)           52,982           (10,000)        42,982

Notes payable                                            17                                  17                               17
Minority interest                                       610                                 610              (610)(u)         --
                                                    -------          --------          --------           -------       --------
Stockholders Equity
     Common shares                                        1                 1 (t)             2                --              2
     Additional paid-in capital                      17,814            32,909 (t)        50,723            14,670(v)(u)   65,393
     Retained earnings                                  593                --               593                --            593
                                                    -------          --------          --------          --------       --------
        Total Stockholders' Equity                   18,408            32,910            51,318            14,670         65,988
                                                    -------          --------          ---------         --------       --------
                                                    $89,017          $ 15,910          $104,927          $  4,060       $108,987
                                                    =======          ========          ========          ========       ========


                  NOTES TO THE PRO FORMA UNAUDITED CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

                               ($ in thousands)


     (a) Represents the net increase to amortization expense for goodwill, arising from the allocation of the purchase price to the actual assets and liabilities of Bostek at January 1, 1998, resulting from the acquisition of Bostek amortized over a period of seven years, calculated as follows:

          Pro forma goodwill at January 1, 1998                      $  21,904
          Divide by 7 years for annual amortization                      3,129
                                                                     ---------
          Multiply by 5/12 for 5 months amortization                     1,304
                                                                     =========

     (b) Represents the net increase to our interest expense for the nine months ended September 30, 1999 associated with debt issued in connection with the purchase of Bostek, based upon borrowing the $14,486 paid to the Bostek sellers and used to repay Bostek debt at closing, at an average interest rate of 7.54% per annum, calculated as follows:

          Net amount borrowed                                        $  14,486
          Multiply by 7.54% for annual interest expense                  1,092
          Multiply by 5/12 for 5 months interest expense                   455
          Less: Bostek historical interest expense                        (151)
                                                                     ---------
          Net adjustment                                                   304
                                                                     =========


A change in the interest rate of 1/8% would change interest expense by approximately $7.

     (c) Represents a decrease in Bostek's tax provision due to Bostek's earnings reduced by the pro forma interest expense, multiplied by the combined federal and state statutory income tax rate. Bostek was a subchapter S corporation for income tax purposes and accordingly no provision was made for federal income taxes on a pre-acquisition historical basis. Amortization is not deducted in computing the pro forma income tax provision.


          Bostek income before provision for income taxes            $     219
          Less:  Pro forma interest expense                               (304)
                                                                     ---------
          Adjusted loss before provision (benefit) for income taxes        (85)
          Multiply by statutory income tax rate of 43%                     (37)
          Less: Existing tax provision                                      74
                                                                     ---------
          Pro forma tax adjustment                                        (111)

                                                                     =========

     (d) Represents the increase in goodwill amortization as a result of our purchase of the minority interests and settlement of the earn-out obligations in connection with this offering:


          Total value of additional consideration (excluding
            Service Transport)                                       $   9,740
          Value of 50,000 shares additional consideration due to
            Service Transport minority stockholder, assuming an
             initial public offering price of $9.00                        450
          Less:  Minority interest at January 1, 1999                     (610)
                                                                     ---------
          Pro forma additional goodwill at January 1, 1999               9,580
          Divide by 7 years for annual amortization                      1,369
                                                                     ---------
          Multiply by 9/12 for 9 months amortization                     1,026
                                                                     =========

     (e) Represents the decrease in interest expense resulting from our use of the net proceeds to repay borrowings from Applied Digital Solutions:

          Pro forma amount to be repaid                                 $17,000
          Multiply by 7.54% for average annual interest  expense          1,282
                                                                        -------
          Multiply by 9/12 for 9 months interest  expense                  961
                                                                        =======


     (f) Represents the increase in the tax provision as a result of the decrease in interest expense in (e) above. Amortization is not deducted in computing the pro forma income tax provision.

          Pro forma decrease in interest expense                        $   961
          Multiply by statutory income tax rate  of 43%                 $   413

     (g) Represents the elimination of minority interest as a result of our purchase of the minority interests in connection with this offering.


     (h)  Represents shares issued in connection with:
          (1)  this offering - 4,000,000 shares;
          (2) payment to the former shareholders of Bostek in the amount of $10,000, assuming an initial offering price of $9.00 for total shares of 1,111,111; and
          (3) our purchase of the minority interests and settlement of the earn-out obligation, in the amount of $10,190 including the issuance of 518,778 shares assuming an initial public offering price of $9.00.

     (i) Represents the net increase to amortization expense for goodwill resulting from the 1998 acquired companies and paid earnouts from prior acquisitions amortized over a period of seven years, calculated as follows:

          Pro forma goodwill at January 1, 1998                         $14,116
          Divide by 7 years for annual amortization                       2,016
          Less: Existing amortization                                      (535)
                                                                        -------
          Pro forma amortization adjustment                               1,481
                                                                        =======

     (j) Represents an adjustment to the 1998 acquired companies' tax provision due to their earnings multiplied by the combined federal and state statutory income tax rate. The 1998 acquired companies were subchapter S corporations for income tax purposes and accordingly no provision was made for federal income taxes on a pre-acquisition historical basis. Amortization of goodwill is not deducted in computing the pro forma income tax provision.


          1998 acquired companies' loss before provision for income
           taxes                                                        $  (237)
          Multiply by statutory income tax rate of 43%                     (102)
          Less: Existing tax provision                                        0
                                                                        -------
          Pro forma tax adjustment                                         (102)
                                                                        =======
     (k) Represent the minority interest in the earnings and losses of two of the 1998 acquired companies, as follows:

          Combined net loss of less than wholly owned subsidiaries      $   (50)
          Minority interest at 20%                                      $   (10)

     (l) Represents the net increase to amortization expense for goodwill, arising from the allocation of the purchase price to the actual assets and liabilities of Bostek at January 1, 1998, amortized over a period of seven years, calculated as follows:

          Pro forma goodwill at January 1, 1998                         $21,904
          Divide by 7 years for annual amortization                       3,129
          Less: Existing amortization                                       (46)
                                                                        -------
          Amortization adjustment                                         3,083

     (m) Represents the net increase to interest expense for the year ended December 31, 1998 associated with debt issued in connection with the purchase of



Bostek, based upon borrowing the $14,486 paid to the Bostek sellers and used to repay Bostek debt at closing, borrowed at an average interest rate of 9% per annum, calculated as follows:


          Net amount borrowed                                     $ 14,486
          Multiply by 9% for annual interest expense                 1,304
          Less:  Bostek historical interest expense                   (353)
                                                                  --------
          Net adjustment                                               951
                                                                  ========

A change in the interest rate of 1/8% would change interest expense by approximately $13.


     (n) Represents an increase in Bostek's tax provision due to Bostek's earnings reduced by the pro forma interest expense, multiplied by the combined federal and state statutory income tax rate. Bostek was a subchapter S corporation for income tax purposes and accordingly no provision was made for federal income taxes on a pre-acquisition historical basis. Amortization is not deducted in computing the pro forma income tax provision.

          Bostek income before provision for income taxes         $  1,724
          Less:  Pro forma interest expense                           (951)
                                                                  --------
          Adjusted income before provision for income taxes            773
          Multiply by statutory income tax rate of 43%                 332
          Less: Existing tax provision                                 (28)
                                                                  --------
          Pro forma tax adjustment                                     304
                                                                  ========

     (o) Represents the increase in goodwill amortization as a result of our purchase of the minority interests and settlement of the earn-out obligations in connection with this offering (including our purchase of the minority interest in Elite in August 1999 for $300):


          Total value of additional consideration                 $ 10,040
               (excluding Service Transport)

          Value of 50,000 shares additional consideration due
               Service Transport, assuming an initial public
               offering price of $9.00                                 450

          Less: Minority interest at January 1, 1998                  (384)

          Pro forma additional goodwill at January 1, 1998          10,106
                                                                  --------
          Divide by 7 years for annual amortization                  1,443
                                                                  ========

     (p) Represents the decrease in interest expense resulting from our use of the net proceeds to repay borrowings from Applied Digital Solutions:

          Pro forma amount to be repaid                           $ 17,000
          Multiply by 9% for annual interest expense              $  1,530

     (q) Represents the increase in the tax provision as a result of the decrease in interest expense in (p) above. Amortization is not deducted in computing the pro forma income tax provision.

          Pro forma decrease in interest expense                  $  1,530
          Multiply by statutory income tax rate of 43%            $    658

     (r) Represents the elimination of minority interest as a result of our purchase of the minority interests in connection with this offering.

     (s)  Represents shares issued in connection with:

          (1)  this offering -- 4,000,000 shares;

          (2) payment to the former shareholders of Bostek in the amount of $10,000, assuming an initial offering price of $9.00 for total shares 1,111,111; and

          (3) our purchase of the minority interests and settlement of the earn-out obligations in the amount of $10,190 including the issuance of 518,778 shares, assuming an initial public offering price of $9.00.



     (t) Represents the issuance of common stock and repayment of outstanding debt.

           4,000,000 shares issued assuming initial public offering
            price of $9.00                                         $36,000
           Less: Amount paid in offering costs                     (3,090)
           Less: Amount paid to Applied Digital Solutions         (17,000)
                                                                  --------
           Net cash received                                        15,910
                                                                   =======

     (u) Represents the amount to purchase minority interests and settle earn-out obligations.

           Total value of additional consideration (excluding
             Service Transport)
             Amount paid in cash                                   $ 5,520
             Amount paid in stock, excluding Service Transport:      4,220
                                                                   -------
                                                                     9,740
                                                                   =======

           Value of 50,000 shares additional consideration due
             to Service
           Transport minority stockholder, assuming an initial
             public offering price of $9.00                            450
           Less: Minority interest                                    (610)
                                                                   -------
           Pro forma additional goodwill                            (9,580)

    (v) Represents amount to be paid to the shareholders of Bostek and its affiliate, Micro Components, in shares of our common stock.

           Value of 1,111,111 shares of common stock at an initial
              public offering price of $9.00                       $10,000
                                                                   =======

    (w)   Diluted Earnings per Share Reconciliation

                                     Pro Forma                                    Pro Forma
                                     As Adjusted     Actual       Pro Forma      As Adjusted
                                     December 31  September 30,  September 30,  September 30,
                                        1998          1999           1999           1999
                                     -----------  -------------  -------------  -------------
Numerator:
   Net income (loss)                  (3,150)       $    593       $  (759)        $(3,073)
Denominator:
   Weighted average shares            15,000          15,000        15,000          15,000
   Effect of dilutive securities
      Employee stock options             *             2,392           *               *
      Offering adjustments             5,630              --            --           5,630
                                      ------        --------        ------         -------
Denominator for diluted
   earnings per share -- adjusted
   weighted-average shares            20,630          17,392        15,000          20,630

Diluted earnings (loss) per share       (.15)            .03          (.05)          (0.15)


* For loss periods no common equivalent shares are included in computing diluted shares outstanding.

                     FORWARD-LOOKING STATEMENTS

     Certain statements under the captions "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Intellesale.com, Inc." and elsewhere in this prospectus are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations, prospects and intentions, markets in which we participate and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words "expect," "project," "anticipate," "believe," "estimate," "intend," "plan," "seek" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including changes in our plans, objectives, expectations, prospects and intentions and other factors discussed under "Risk Factors" and elsewhere in this prospectus. We cannot guarantee any future levels of activity, performance or achievements. We will update these forward-looking statements, to the extent required by law, to reflect material changes in the information previously disclosed.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our results of operations and financial condition and the results of operations and financial condition of Bostek should be read in conjunction with the financial statements and related notes for us and for Bostek included elsewhere in this prospectus. We consummated the Bostek acquisition effective June 1, 1999; accordingly, the results presented for Intellesale for the first nine months of 1999 include four months of Bostek's operations. The following discussion contains forward-looking statements that reflect our expectations, assumptions, estimates and beliefs. The outcome of the events described in these forward-looking statements is subject to risks and uncertainties, and actual results could differ materially. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

OVERVIEW

      Intellesale sells refurbished and new computer equipment and related components. We sell products online through our website at www.Intellesale.com as well as through traditional channels, which we are migrating to the Internet to the extent feasible. In addition to selling products on our website, we distribute products through other online retailers' websites.


      Our business consists of our Internet segment, in which we sell refurbished and new computer products on a retail basis through our website and through other Internet companies, and on a wholesale basis to other Internet retailers, and our traditional commerce and other services segment, in which we buy and remarket computer equipment and components to traditional wholesalers, retailers and value-added resellers, as well as individual and corporate end users, and provide integration and consulting services, computer recycling, parts-on-demand services and transportation services for computer and other equipment. Our service business also includes the leasing of computers and other electronic equipment, most often for trade shows, which frequently have temporary need for computers which we can satisfy from our inventory of used computers, which we can then refurbish and sell. Although this portion of our business provides higher operating profit than other portions of our business because we use equipment in our business which that is subsequently resold, it is not a material portion of our business and we do not expect it to become a significant portion of our business. We are in the process of moving a portion of our traditional commerce business to the Internet. We have traditionally sold our products through direct marketing, catalogs, and telephone orders from brokers and retail clients. We expect to continue making sales through these channels but at a decreasing rate as we continue our focus on selling our products on the Internet.

      We began offering products on the Internet in the second quarter of 1998 with the acquisition of Data Path Technologies, Inc., which marketed refurbished computer products through the Internet. Building on this Internet platform, we established the Intellesale.com website in January 1999 and began to focus our business on, and migrate our traditional commerce business to, the Internet.

      Intellesale has grown through acquisition and has been able to grow its profitability before depreciation and amortization, interest expense and taxes. However, this growth has required Intellesale to invest additional working capital which has used cash and resulted in higher interest expense. The additional goodwill arising from the acquisitions also has increased the amount of amortization expense being incurred.

Our History

     We were incorporated in Delaware in December 1998 and are the successor to several businesses. We are an 80%-owned of Applied Digital Solutions, Inc., a publicly held company which is traded on the Nasdaq National Market under the symbol "ADSX." Our business consists of the operations of 14 businesses acquired by Applied Digital Solutions beginning in 1995 that were operated by our senior management for Applied Digital Solutions since 1996 including Bostek, Inc. and its affiliate which was acquired in June of 1999. These predecessor businesses acquired by Applied Digital Solutions were combined into Intellesale in July 1999 in anticipation of this offering. We have grown rapidly, both internally and through acquisition. The acquisitions referred to above were made primarily through the use of Applied Digital Solutions' common stock. Set forth below is certain information with respect to these acquisitions.

                                                                  Fair
                                                                 Value            Additional
                           Effective                             of Net             purchase
                            Date of     Percent   Acquisition    Assets             price to
                          Acquisition   Acquired     Price      Acquired Goodwill  be paid (1)   Business Description
----------------------------------------------------------------------------------------------------------------------------------
1995 Acquisition                                         ($ in thousands)
Elite Computer Services,  September 1,    80%      $   557      $   10   $   547    $   300(2)   Remarketer of computer parts
 Inc.                       1995

1996 Acquisition
Universal Commodities     November 1,     80%        1,512         271     1,241         --      Remarketer of computer equipment
 Corp.                      1996

1997 Acquisitions
Norcom Resources, Inc.     January 1,     80%          538          57       481        900      Remarketer of mainframe computers
                             1997

Pizarro Re-Marketing, Inc. January 1,     80%          356         156       200        500      Remarketer of computer tape
                             1997                                                                  and disk drives

Cybertech Station, Inc.   July 1, 1997    80%          467           0       467        415      Remarketer of computer memory
                                                                                                   products

Port Parties, Ltd.        July 1, 1997    80%        3,966          82     3,884      4,000      Leasing and rental services
                                                                                                   for meeting and convention
                                                                                                   planners

1998 Acquisitions
Blue Star Electronics,
 Inc.                     April 1, 1998   80%          431           1       430        175      Cable assembly manufacturer

Consolidated Micro        April 1, 1998  100%        1,948           4     1,944         --      Remarketer of memory,
  Components, Inc.                                                                                 processors and hard drives
                                                                                                   drives

Data Path Technologies,   April 1, 1998  100%        3,421         146     3,275      2,000      Remarketer of computer equipment
 Inc.

GDB Software Services,
 Inc.                     April 1, 1998  100%        1,931         221     1,710      1,500     Provider of data processing
                                                                                                  consulting services

Service Transport Company April 1, 1998   80%           89         (69)      158        450(3)  Transporter of computer equipment


Fiscal Advantage, Inc.     October 1,    assets        200          25       175        250     Computer leasing services
                              1998

1999 Acquisition
Bostek, Inc. and
 affiliate                June 1, 1999   100%       25,205       3,747       21,458      --       Remarketer of computer equipment



     (1) Represents the amount payable in cash of $5,520 or in shares of Intellesale equal to 4,670 (at an assumed initial public offering price of $9.00) on completion of this offering to acquire the remaining minority interest in the acquired company and any remaining earn-out rights of the selling stockholders.

     (2)  This amount has already been paid.

     (3) Represents the value of the 50,000 shares being issued. Based on and assumed initial public offering price of $9.00 per share.

     On the date of acquisition, each entity listed above, other than Fiscal Advantage, became an indirect subsidiary of Applied Digital Solutions and a part of Applied Digital Solutions' computer equipment sales, service and leasing business operated by Intellesale's management team. The Fiscal Advantage acquisition was structured as an asset purchase.

     Applied Digital Solutions' common stock was issued as consideration for all of the above acquisitions, except the acquisitions of Fiscal Advantage, Inc. and Bostek. All of the above acquisitions, including Bostek and Fiscal Advantage, have been accounted for using the purchase method of accounting and, accordingly, the consolidated and combined financial statements included elsewhere herein reflect, for the predecessor businesses, the results of operations of each company from the date of acquisition by Applied Digital Solutions. The costs of acquisition include all payments under the acquisition agreements plus the direct costs incurred in connection with the acquisitions, primarily fees for investment banking services, legal services and accounting services. The excess of the purchase price for the acquisitions over the estimated fair values of the net assets acquired has been allocated to goodwill, resulted in approximately $46 million of goodwill (which includes $9.6 million of goodwill resulting from our buyout of earn-out arrangements and of minority interests in our subsidiaries). The amortization of this goodwill over seven years will result in an annual noncash charge to our operating results of approximately $6.6 million, or approximately $1.7 million per quarter. Because Bostek generated $21.5 million of this goodwill and it was not acquired until June 1999, Intellesale's historical results through September 30, 1999 do not fully reflect these annual expected goodwill charges. See "Pro Forma Financial Information," Note 14 to our consolidated and combined financial statements for information on depreciation and amortization expense by operating segment, Note 15 for unaudited pro forma information for the above acquisitions that occurred in 1997 and 1998 and Note 16 regarding acquisition activity in the nine months ended September 30, 1999.

Accounting Policies and Trends

     The consolidated and combined financial statements included elsewhere herein reflect the financial position, results of operations and cash flows of the predecessor companies of Intellesale and of Intellesale for the periods presented. The financial statements have been prepared as if we had operated as a stand-alone entity for the periods presented, and include those assets, liabilities, revenues and expenses directly attributable to our operations. The determination and presentation of assets, liabilities, revenues and expenses have been made on a basis consistent with the policies of Applied Digital Solutions used for purposes of consolidation.


     For product sales, including sales to other online companies, we recognize revenue upon shipment. There are no significant post-contract support obligations at the time of revenue recognition. Our accounting policy regarding vendor and post-contract support obligations is based on the terms of the customers' contract, billable upon the occurrence of the post-sale support. Costs of goods sold are recorded as the related revenue is recognized. Although an allowance for sales returns is recorded, we do not experience significant product returns. Regardless of the source of the merchandise, most of our products are warranted by either us or the manufacturer. We provide a minimum six month warranty for most products not covered by factory warranties. In addition, we offer our customers the opportunity to purchase an extended warranty, which is priced on the basis of the selling price of the item covered. These extended warranties are provided under an agreement with a third party. We record a warranty accrual based on estimated warranty claims.



     With our emphasis on the Internet, we expect Internet revenues to contribute a significantly greater percentage of our total revenue in the future. As our Internet segment continues to grow, we expect that gross margins from the Internet segment will continue to be higher than margins from our traditional commerce segment, although they may vary based on several factors, including product pricing and product acquisition costs. However, we expect margin pressures as we expand the Internet segment of our business. As we expand our Internet business, we expect operating margins will decline from current levels as we increase our advertising and website maintenance costs.

     Our leasing services have higher gross and operating margins than the remainder of our businesses as a result of several factors. First, because of continued demand for our leasing services, and because we are using equipment already in inventory which we can later sell, we are able to maintain a higher gross margin. The product mix for the remainder of our business, which consists primarily of refurbished computers, carries a lower gross margin. Second, our leasing business has lower selling general and administrative expense than our other businesses, because our leasing business requires less personnel per gross profit dollar than these other businesses. We anticipate that revenues and profits from our leasing services will remain relatively constant in absolute dollar terms and, accordingly, will represent a lesser portion of the business on a percentage basis as the rest of our business grows.

     Applied Digital Solutions currently provides services to, and incurs expenses on behalf of, Intellesale. These services include legal, internal audit, financial reporting and human resources. These expenses include corporate overhead expenses, administration of our 401(k) employee benefit plan, preparation of advertising materials and legal fees. The amounts which Applied Digital Solutions charges Intellesale for these services and expenses are determined on the basis of Applied Digital Solutions' estimate of the cost to provide these services. These costs were approximately $0.4 million in 1998 and $0.5 million in the first nine months of 1999. No costs were allocated in 1996 and 1997 since Applied Digital Solutions did not provide significant services. Although management believes the amounts actually paid to Applied Digital Solutions for these services reflect a reasonable estimate of its actual costs of providing these services, such amounts may not necessarily be indicative of the expenses which would have resulted had we operated as a separate entity. If we had to provide these services ourselves, they might have cost more. Following the completion of this offering, we will be required to provide these services at our expense. Management estimates that the cost of providing these services following the closing of this offering will be approximately equal to the amounts we have been paying to Applied Digital Solutions for the services.

     Due to our historical dependence on Applied Digital Solutions for funding and services, our ability to grow internally has been constrained by the allocation of resources made by Applied Digital Solutions. For this reason, we expect to have our own line of credit in place at the closing of this offering, which will replace our line of credit with Applied Digital Solutions. Until we establish such lines of credit, we will depend on Applied Digital Solutions for funding, and the ability of Applied Digital Solutions to provide such funding will be subject to the terms and conditions of its credit facilities. Applied Digital Solutions has no obligation to provide funding to us. To the extent Applied Digital Solutions does not provide funding to us, because it is unable to borrow under its facilities or because it elects not to do so, our business may be materially adversely affected.

     Due to the significant level of acquisitions from 1997 through September 1999, the historical financial statements and the related management's discussions and analysis do not fully provide an understanding of recent trends. As a result, we have provided an analysis of trends on a pro forma basis for 1998 compared to 1997 and the nine months ended September 30, 1999 and 1998 under the heading "Management's Discussion and Analysis of Pro Forma Results of Operations." Due to the difficulty of estimating reasonable adjustments prior to 1998, this discussion has been limited to those captions requiring no pro forma adjustments. Accordingly, only revenue, cost of goods sold and selling, general and administrative expenses are discussed in this presentation.

INTELLESALE.COM (1999 ONLY) AND PREDECESSOR COMPANIES TO INTELLESALE.COM

Results of Operations

     The following table summarizes our combined results of operations as a percentage of revenue for the six month periods ended September 30, 1998 and 1999 and for the last three years:

                                                                Relationship to Revenue
                                                --------------------------------------------------------
                                                         Predecessor Companies
                                                            to Intellesale                Intellesale
                                                ------------------------------------   -----------------
                                                             Years ended               Nine months ended
                                                             December 31,                September 30,
                                                ------------------------------------   -----------------
                                                  1996      1997      1998     1998            1999
                                                  ----      ----      ----     ----            ----
Revenue                                         100.0%     100.0%    100.0%    100.0%          100.0%
Cost of goods sold                               42.7       84.2      78.4      78.7            78.0
                                                ------------------------------------           -----
Gross profit                                     57.3       15.8      21.6      21.3            22.0
Selling, general and administrative expenses     31.9        9.6      14.4      14.0            15.5
Depreciation and amortization                     5.5        0.9       1.3       1.3             2.9
                                                ------------------------------------           -----
Operating income                                 19.9        5.3       5.9       6.0             3.6
Interest income                                   0.1        0.0       0.1       0.0             0.2
Interest expense                                  0.5        0.4       0.6       0.6             1.0
                                                ------------------------------------           -----
Income before provision for income taxes         19.5        4.9       5.4       5.4             2.8
 and minority interest
Provision for income taxes                        9.5        2.2       2.7       2.4             2.0
                                                ------------------------------------           -----
Income before minority interest                  10.0        2.7       2.7       3.0             0.8
Minority interest                                 1.5        0.6       0.4       0.4             0.1
                                                ------------------------------------           -----
Net income                                        8.5%       2.1%      2.3%      2.6%            0.7%
                                                ====================================           =====

    Revenue


     We began offering products on the Internet in the second quarter of 1998 with the acquisition of Data Path Technologies, Inc., which marketed refurbished computer products through the Internet.



     Nine month periods ended September 30, 1998 and 1999. Revenue from customers for each operating segment for the nine months ended September 30, 1998 and 1999 was:

     ($ in thousands)                      1998     %       1999     %
                                        ---------------------------------
     Internet..........................  $ 4,549   10.6   $31,448   35.8
     Traditional commerce..............   38,492   89.4    56,427   64.2
                                        ---------------------------------
     Consolidated......................  $43,041  100.0   $87,875  100.0
                                        =================================


     Revenue for the nine month period ended September 30, 1999 was $87.9 million, an increase of $44.8 million, or 104.2%, from $43.0 million for the first nine months of 1998. Of the $44.8 million increase, $33.4 million, or 74.6%, was contributed by Bostek, which we acquired effective June 1, 1999, and the remainder was contributed primarily by the full nine months of revenue in 1999 from our acquisitions in 1998. Businesses acquired in the first nine months of 1998 represented $25.8 million of revenue in the first nine months of 1999 and $10.6 million in the first nine months of 1998.

     In the Internet segment, the $26.9 million increase in revenue resulted from several factors: $15.1 million from Data Path Technologies, which was owned for only six months in the 1998 period and expanded its business in 1999, including $9.5 million from our program with FlashNet which began in May 1999, $9.1 million from Bostek, which was acquired effective June 1, 1999, and $2.7 million from expansion and migration of other parts of our business to the Internet.

     In the traditional commerce segment, the $17.9 million increase in revenue resulted from several factors: $ 24.3 million from Bostek, which experienced strong demand for their laptop products during the quarter and was acquired effective June 1, 1999, a $1.8 million increase in the demand for memory products, and the full nine months of revenues from the 1998 acquisitions resulted in an approximately $0.4 million increase in revenue in the first nine months of 1999. This increase, however, was offset by an $8.6 million decrease in revenue from the remainder of our business. This decrease was primarily a result of reduced demand for mainframe and storage devices that had experienced significant sales in 1998, when customers were purchasing these products to address the year 2000 problem and to a lesser extent the migration of other parts of traditional commerce to the Internet.

     Years ended December 31, 1996, 1997 and 1998. Revenue from customers for each operating segment was:


($ in thousands)            1996     %      1997      %       1998     %
                         --------------------------------------------------
Internet................   $   --     --  $     --     --   $ 7,334   12.1
Traditional commerce....    1,993  100.0    39,445  100.0    53,409   87.9
                         --------------------------------------------------
Consolidated............   $1,993  100.0   $39,445  100.0   $60,743  100.0
                         ==================================================

     Revenue for 1998 was $60.7 million, an increase of $21.3 million, or 54.0%, from $39.4 million in 1997. Of this increase, $17.7 million resulted from acquisitions made during 1998 and $5.2 million resulted from acquisitions made in 1997, which are included for a full year in 1998 results. As the acquired companies were integrated, we increased revenue at certain companies as we focused on shifting our customers to the proper distribution channel. Accordingly, the dollar increase from certain 1997 acquisitions was partially offset by decreases in revenues at other subsidiaries, resulting in an overall revenue increase from 1997 acquisitions of $3.6 million. In addition, revenues increased by $1.4 million in 1998 from increased sale of certain memory products that were sold as customers prepared for the year 2000 problem.

     All of our Internet revenue in 1998 was from companies we acquired in 1998. Traditional commerce revenue for 1998 increased by $14.0 million, or 35.4%, over 1997. Of this amount, approximately $10.4 million, or 74.3%, was contributed by companies we acquired during 1998 and a net $3.6 million, as described above, was contributed by companies that we acquired during 1997 whose revenues grew in 1998.


     The 1997 revenue represents an increase of $37.5 million over the $2.0 million reported in 1996. Of this amount, $34.0 million, or 90.7%, was contributed by companies we acquired during 1997. The remaining increase is primarily the result of revenues from Universal Commodities, which we acquired in November 1996. Our operations in 1996 consisted only of Elite Computer Services, which we acquired in August 1995, and two months of Universal Commodities.

     Gross Profit/Margin

     Nine month periods ended September 30, 1998 and 1999. Gross profit by operating segment, and as a percentage of segment revenue, was:

      ($ in thousands)              1998    %     1999     %
                               --------------------------------
      Internet................     $2,229  49.0  $10,309  32.8
      Traditional commerce....      6,921  18.0    9,030  16.0
                               ---------------------------------
      Consolidated............     $9,150  21.3  $19,339  22.0
                               =================================

     Our gross profit for the first nine months of 1999 was $19.3 million, an increase of $10.2 million, or 111.4%, from $9.1 million for the first nine months of 1998. As a percentage of revenue, the gross margin was 22.0% for the first nine months of 1999 and 21.3% for the first nine months of 1998. The increase in our gross margins resulted primarily from lower product acquisition cost, higher pricing resulting from increased demand and the continued migration of our business to the Internet, which has higher margins than our traditional commerce segment.

      Gross profit in the Internet segment increased by $8.1 million. Of this increase, $1.4 million was contributed by Bostek, $6.5 million was contributed by Data Path Technologies, which was included for a full nine months in 1999 and experienced significant growth in 1999 from direct website sales and our program with FlashNet, and the remaining $0.2 million was contributed from Internet sales that resulted from expansion and migration of other parts of our business to the Internet.

      Years ended December 31, 1996, 1997 and 1998. Gross profit by operating segment, and as a percentage of segment revenue, was:

  ($ in thousands)                 1996    %      1997    %      1998     %
                               -----------------------------------------------
  Internet....................    $   --    --  $    --    --  $  3,353  45.7
  Traditional commerce........     1,142  57.3    6,243  15.8     9,767  18.3
                               -----------------------------------------------
  Consolidated................    $1,142  57.3  $ 6,243  15.8  $ 13,120  21.6
                               ===============================================

      Our gross profit for 1998 was $13.1 million, an increase of $6.9 million, or 110.2%, from $6.2 million in 1997. Of this increase, $3.3 million was the result of the Data Path Technologies acquisition and expansion of its business in 1998. Additionally, 1998 acquisition activity resulted in a net increase of $2.0 million, from both acquired businesses and internal growth, and 1997 acquisitions contributed $1.6 million to the increase. The overall increase in our gross margins resulted primarily from lower product acquisition costs which we were able to achieve as we integrated our businesses.

      As a percentage of revenue, gross margin increased to 21.6% in 1998 from 15.8% in 1997, resulting from an increase in the volume of sales on the Internet, which has higher margins. Additionally, margins improved in the traditional commerce segment, a result of the acquisition activity contributing higher margin business and our ability as a whole to negotiate lower product acquisition costs based on our ability to purchase in higher volumes.

      The 1997 gross profit represents an increase of $5.1 million over the $1.1 million reported in 1996. Of this amount, $3.9 million was a result of 1997 acquisitions and the remainder was due to inclusion of Universal Commodities for a full year in 1997. Gross margin was 57.3% in 1996, but represented only the results of Elite for the whole year and Universal Commodities for two months. Accordingly, we believe that 1998 margins are more indicative of margins from our continuing business.


      Selling, General and Administrative Expense

      Selling, general and administrative expenses, as a percentage of revenue, are higher in the Internet segment than in our traditional commerce segment. This is because advertising costs, website maintenance costs and labor costs are all significantly greater than in our traditional commerce segment. We expect these expenses to increase in absolute dollar terms in the future as the Internet segment grows.


      Nine month periods ended September 30, 1998 and 1999. Selling, general and administrative expense by operating segment, and as a percentage of segment revenue, was:

       ($ in thousands)                 1998    %      1999     %
                                    --------------------------------
       Internet....................    $1 676  36.8   $ 5,528  17.6
       Traditional commerce........     4,359  11.3     8,136  14.4
                                    --------------------------------
       Consolidated................    $6,035  14.0   $13,664  15.5
                                    ================================

      Selling, general and administrative expenses were $13.7 million for the first nine months of 1999, an increase of $7.6 million, or 126.4%, from $6.0 million for the first nine months of 1998. As a percentage of revenue, selling, general and administrative expenses were 15.5% for the first nine months of 1999 and 14.0% for the first nine months of 1998. Of the increase, $2.2 million resulted from the Bostek acquisition, and $2.9 million resulted from 1998 acquisitions and related increase in personnel. The remainder of the increase, both in absolute dollar terms and as a percentage of revenue, was due to the addition of corporate management and other employees to support our growth, rent at our new facility, advertising and management fees paid to Applied Digital Solutions. Management fees paid to Applied Digital Solutions in the first nine months of 1999 amounted to $0.5 million compared to $0.3 million in the first nine months of 1998.

      In the Internet segment, selling general and administrative expenses increased by $3.9 million, of which $1.1 million was due to the Bostek acquisition and the remaining $2.7 million was primarily due to both the inclusion of Data Path Technologies for the full nine months in 1999, migration of our business to the internet and the resulting growth of the Internet business costs, including additional personnel and advertising.

      Selling, general and administrative expenses in the traditional commerce segment increased by $3.8 million. Of this amount, $2.1 million is a result of the acquisition of Bostek and the companies acquired in 1998. The remaining increase is primarily due to the addition of corporate management and other personnel to support our growth.

      Years ended December 31, 1996, 1997 and 1998. Selling, general and administrative expense by operating segment, and as a percentage of segment revenue, was:

       ($ in thousands)           1996    %     1997     %    1998    %
                              ---------------------------------------------
  Internet...................     $  --    --  $    --   --  $2,551  34.8
  Traditional commerce.......       635  31.9    3,778  9.6   6,174  11.6
                              ---------------------------------------------
  Consolidated...............     $ 635  31.9  $ 3,778  9.6  $8,725  14.4
                              =============================================

      Selling, general and administrative expenses were $8.7 million in 1998, an increase of $4.9 million, or 130.9%, from $3.8 million in 1997. As a percentage of revenue, selling, general and administrative expenses increased to 14.4% in 1998 from 9.6% in 1997. The increase from 1997 to 1998 was due primarily to 1998 acquisitions, which contributed additional expenses of $3.5 million in 1998, and 1997 acquisitions, which contributed additional expenses of $0.9 million in 1998. In addition, we paid $0.4 million in management fees to Applied Digital Solutions in 1998. We paid no fees in 1996 or 1997 as services provided were insignificant.

      The 1997 expense represents an increase of $3.1 million over the $0.6 million reported in 1996. In 1996, selling, general and administrative expenses were 31.9% of revenue, compared to 9.6% in 1997. The increase in absolute dollar terms from 1996 to 1997 was primarily a result of acquisitions made in 1997 and the acquisition of Universal Commodities made in November 1996. The decrease in selling, general and administrative expenses as a percentage of revenue was because acquisitions made in 1997 allowed us to spread our corporate overhead expenses over a larger revenue base.


      Depreciation and Amortization

      Nine month periods ended September 30, 1998 and 1999. Depreciation and amortization for each of the operating segments, and as a percentage of segment revenues, during the first nine months of 1998 and 1999 was:

       ($ in thousands)                     1998   %     1999    %
                                       ----------------------------
       Internet.......................     $  40  0.9   $  879  2.8
       Traditional commerce...........       511  1.3    1,651  2.9
                                       ----------------------------
       Consolidated...................     $ 551  1.3   $2,530  2.9
                                       ============================

      Depreciation and amortization expense was $2.5 million for the first nine months of 1999, an increase of $2.0 million, or 359.0%, from $0.6 million for the first nine months of 1998. The increase is primarily due to goodwill amortization resulting from the companies acquired in 1998 and the Bostek acquisition.

     Years ended December 31, 1996, 1997 and 1998. Depreciation and amortization for each of the operating segments, and as a percentage of segment revenues, was:

  ($ in thousands)                  1996   %   1997    %    1998   %
                              ----------------------------------------
  Internet...................      $  --   --  $  --   --   $ 56  0.8
  Traditional commerce.......        110  5.5    342  0.9    718  1.3
                              ----------------------------------------
  Consolidated...............      $ 110  5.5   $342  0.9   $774  1.3
                              ========================================

     Depreciation and amortization expense was $0.8 million in 1998, an increase of $0.4 million, or 126.3%, from 1997. The increase is primarily due to amortization of goodwill associated with 1998 and 1997 acquisitions. Depreciation and amortization expense increased by $0.2 million in 1997 as compared to 1996 primarily as a result of goodwill amortization associated with companies acquired in 1997 and the acquisition of Universal Commodities in November 1996. Including our acquisition of Bostek and the minority interests of our non wholly-owned subsidiaries, our annual goodwill amortization expense will be $6.6 million.

     Operating Income

     Nine month periods ended September 30, 1998 and 1999. Operating income for each of the operating segments, and as a percentage of segment revenue, during the first nine months of 1998 and 1999 was:

       ($ in thousands)                  1998    %      1999    %
                                   --------------------------------
       Internet...................     $  513  11.3   $3,902  12.4
       Traditional commerce.......      2,051   5.3     (757) (1.3)
                                   --------------------------------
       Consolidated...............     $2,564   6.0   $3,145   3.6
                                   ================================

     Operating income was $3.1 million for the first nine months of 1999, an increase of $0.5 million, or 22.7%, from $2.6 million for the first nine months of 1998.

     Of this increase, $1.1 million was contributed by Bostek, which we acquired effective June 1, 1999, and the remainder was contributed primarily by the full nine months of operating income in 1999 from our acquisitions in 1998, most of which occurred effective April 1, 1998. In the Internet segment, the $3.4 million increase in operating revenue resulted from an increase of $0.3 million from Bostek, which was acquired effective June 1, 1999 and the remainder of the increase was from Data Path Technologies, which we owned for six months in 1998, and which in 1999 included our program with FlashNet. The decrease in traditional operating income was a result of migration of business to the Internet, additional depreciation and amortization expense and increased selling, general and administrative expenses.

     Years ended December 31, 1996, 1997 and 1998. Operating income for each of the operating segments, and as a percentage of segment revenue, was:

  ($ in thousands)                   1996    %     1997    %     1998    %
                                ---------------------------------------------
  Internet....................      $  --    --  $    --   --   $  746  10.2
  Traditional commerce........        397  19.9    2,123  5.4    2,875   5.4
                                ---------------------------------------------
  Consolidated................      $ 397  19.9   $2,123  5.4   $3,621   6.0
                                =============================================

     Operating income was $3.6 million in 1998, an increase of $1.5 million, or 70.6%, from $2.1 million in 1997. The 1997 operating income represents an increase of $1.7 million over the $0.4 million reported in 1996. The increase in operating income in 1998 of $1.5 million over the $2.1 million reported in 1997 was from companies acquired during 1998 and from acquisitions made in 1997 that were included for a full year in 1998. The increase in operating income of $1.7 million over the $0.4 million reported in 1996 was from companies acquired during 1997.

      Interest Income and Expense

      Interest income was insignificant in each of the periods. Interest income is earned primarily from short-term investments. Interest expense was $0.9 million for the first nine months of 1999 and $0.3 million for the first nine months of 1998. Interest expense was $0.3 million in 1998, an increase of $0.1 million from $0.2 million in 1997. The 1997 expense increased $0.1 million over the nominal amount reported in 1996. As we have grown over the last three years, our need to finance our working capital has increased, resulting in greater amounts borrowed and higher interest expense. Interest expense is principally associated with advances from Applied Digital Solutions and borrowings from financial institutions.

      Income Taxes

      We had effective income tax rates of 45.1% for the first nine months of 1998 and 71.7% for the first nine months of 1999. Our effective income tax rates were 48.9% in 1996, 44.8% in 1997 and 49.5% in 1998. Changes in the effective rate were primarily the result of acquisitions of companies in states with higher state income tax rates and non-deductible goodwill resulting from acquisitions. Information on income taxes can be found in Notes 1 and 9 to our financial statements.

Liquidity and Capital Resources

      We have historically funded our operations primarily through borrowings from Applied Digital Solutions and cash from operations.

      As of September 30, 1999, cash and cash equivalents totaled $0.9 million, an increase of $0.3 million from $0.6 million at December 31, 1998. Excess cash on hand has been applied against our indebtedness to Applied Digital Solutions.

      Operating Activities

      Net cash used in operating activities was approximately $10.6 million for the nine month period ended September 30, 1999. This was primarily the result of an increase in accounts receivable of $15.7 million and an increase of $13.5 million in inventory, partially offset by net income of $0.6 million, depreciation and amortization of $2.6 million and an increase in accounts payable and accrued expenses of $15.6 million and $1.0 million in current liabilities due to Applied Digital Solutions. The higher levels of accounts receivable and inventory are a result of increased sales and anticipated sales from the Internet. Net cash used in operating activities for the nine months ended September 30, 1998 was approximately $1.5 million. This was primarily the result of net income of $1.1 million, offset by an increase in inventory of $1.0 million, a decrease in current liabilities due to Applied Digital Solutions of $1.1 million and a decrease in accounts payable and accrued expenses of $1.3 million. We anticipate that we will continue to use more cash than will be provided by our operations as our business grows during the next 12 months, primarily because of our anticipated significant increase in marketing and promotional efforts. In order to conduct the marketing and other efforts we have planned during this period, we will rely on the proceeds of this offering. If this offering is not completed, we will continue to be a part of Applied Digital Solutions and will rely on capital provided by Applied Digital Solutions as necessary and to the extent it continues to be available.

      We do not anticipate any material capital expenditures within the next 12 months. We believe that our efforts to migrate our traditional business to the Internet will not require significant capital expenditures. We expect to enhance our website to accommodate the needs of our traditional customers and estimate that these costs will be less than $0.5 million.

      Net cash used in operating activities was approximately $2.2 million for the year ended December 31, 1998. This was primarily the result of an increase in inventory of $2.3 million, a decrease in accounts payable and accrued expenses of $1.8 million and a decrease in current liabilities due to Applied Digital Solutions of $0.4 million, offset in part by net income of $1.5 million and depreciation and amortization of $0.8 million. Net cash provided by operating activities was approximately $0.2 million for the year ended December 31, 1997. This was primarily the result of net income $0.8 million, depreciation and amortization of $0.3 million, an increase in accounts payable and accrued expenses of $1.7 million and an increase in current liabilities due to Applied Digital Solutions of $0.8 million, offset by an increase in inventory of $2.3 million and an increase in accounts receivable of $1.4 million. Net cash provided by operating activities was approximately $0.1 million for the year ended December 31, 1996. This was primarily the result of net income of $0.3 million and an increase in current liabilities due to Applied Digital Solutions of $0.4 million, offset by an increase in inventory of $0.2 million, an increase in accounts receivable of $0.1 million and a decrease in accounts payable and accrued expenses of $0.2 million.

      Investing Activities

      Net cash used in investing activities was approximately $12.1 million for the nine month period ended September 30, 1999. This was the result of payments in the Bostek acquisition of $10.5 million, the purchase of furniture and fixtures, equipment and leasehold improvements of $1.2 million and an increase in other assets of $0.4 million. Net cash used in investing activities was approximately $1.0 million for the nine months ended September 30, 1998. This was primarily due to loans to our executive officers of $0.9 million.

      Net cash used in investing activities was approximately $1.0 million for the year ended December 31, 1998. This was primarily the result of an increase in loans to our executive officers. Net cash provided by investing activities was $0.4 million for the year ended December 31, 1997. This was primarily the result of net cash acquired in acquisitions of $0.6 million, a decrease in notes receivable of $0.1 million and proceeds from the sale of assets of $0.1 million, offset by purchases of furniture, fixtures and equipment of $0.4 million. Net cash used in investing activities for the year ended December 31, 1996 was nominal.

      Financing Activities

      Net cash provided by financing activities was $23.1 million for the nine month period ended September 30, 1999. This was the result of additional borrowings of $23.1 million from Applied Digital Solutions, including $10.1 million borrowed to acquire Bostek and an additional $4.4 million to refinance Bostek's working capital loans. Net cash provided by financing activities was $2.6 million for the nine months ended September 30, 1998. This was the result of borrowings of $4.3 million from Applied Digital Solutions, a portion of which was used to pay off $1.6 million of borrowings from financial institutions.

      Net cash provided by financing activities was approximately $3.2 million for the year ended December 31, 1998. This was primarily the result of additional borrowings from Applied Digital Solutions of $5.0 million for acquisitions and working capital, offset by payments of amounts due financial institutions of $1.8 million. Net cash used in financing activities for the year ended December 31, 1997 was nominal. Net cash used in financing activities for the year ended December 31, 1996 was $0.2 million. This was the result of reductions in the amounts due financial institutions.

     As of September 30, 1999, our outstanding borrowings from Applied Digital Solutions were $34.2 million, including the amounts borrowed in connection with the Bostek acquisition as described above. From January 1, 1999 through September 30, 1999, our average weighted interest rate on borrowings from Applied Digital Solutions was 7.5%, and at September 30, 1999 the interest rate on these borrowings was 7.0%. Our borrowings from Applied Digital Solutions bear interest at the same rate as the rate paid by Applied Digital Solutions to its lender. These rates are subject to adjustment to reflect changes in specified interest rate indexes. We expect to have our own line of credit in place at the closing of this offering, which will replace the line of credit which Applied Digital Solutions is now providing to us. We cannot provide assurance that we will be able to establish such line of credit on favorable terms or at all. Until we establish such line of credit, we will depend on Applied Digital Solutions for funding, and the ability of Applied Digital Solutions to provide such funding will be subject to the terms and conditions of its credit facilities. We expect that the proceeds of this offering, together with our available cash resources, will be sufficient to meet our cash and working capital requirements for at least the next 12 months. However, after that 12-month period, we may require additional equity or debt financing to meet our working capital and capital expenditure requirements. Our capital requirements depend on a variety of factors, including but not limited to the rate of increase or decrease in our existing business base, the success, timing and amount of investment required to bring new products or services online, revenue growth or decline and potential acquisitions. We cannot assure you that we will not need additional financing sooner or, if required, that it will be available on a timely basis or on terms satisfactory to us.

     Applied Digital Solutions currently has a term and revolving credit facility with IBM Credit Corporation, under which Applied Digital Solutions may borrow in various tranches. The aggregate amount of the facility for domestic use is $77.0 million, of which $27.0 million is a revolving credit line that may be used for general working capital requirements, capital expenditures and other permitted purposes. The U.S. tranche bears interest at a floating rate equal to 30-day LIBOR plus 1.75%. As of November 10, 1999, a total of $62.5 million was outstanding under the U.S. Tranche and $$8.8 million remained available under the U.S. tranche. The shares of Intellesale held by Applied Digital Solutions are pledged as security for this facility. Our ability to borrow funds from Applied Digital Solutions is subject to various factors, including the ability of Applied Digital Solutions to meet the conditions to borrowing under the facility, the amounts available under the facility and the determination of the management of Applied Digital Solutions whether to make funds available to us, which will be affected by the borrowing requirements of Applied Digital Solutions for its own operations, for acquisitions and for its other subsidiaries. While we cannot assure you as to Applied Digital Solutions' future ability to borrow under this facility, Applied Digital Solutions has advised us that it meets all conditions to borrowing under the facility as of the date of this prospectus. Due to our historical dependence on Applied Digital Solutions for funding, our ability to grow internally has been constrained by the allocation of resources made by Applied Digital Solutions. We have received a non-binding letter of intent for a line of credit from an unaffiliated lending institution, which would provide us with an aggregate of $50 million in revolving credit financing for working capital and other purposes, but we cannot assure you that we will be able to complete the documentation for such line of credit. We intend to use borrowings under this line of credit to repay all amounts owed to Applied Digital Solutions.

     In connection with previous acquisitions, we have agreed to pay additional amounts to the sellers of the acquired businesses depending on the performance of the businesses. We have recently entered into agreements with those sellers who are entitled to these payments under which we have agreed, subject to completion of this offering, to pay fixed amounts, in a combination of cash and shares of our stock, in lieu of the earn-out payments. Some of those individuals also retained minority interests in our subsidiaries, and in those cases, we have also agreed, subject to completion of this offering, to repurchase their minority interests, also for a combination of cash and our stock. Our aggregate cash obligation to those individuals under all of these agreements is $5.5 million. We intend to use $5.5 million of the proceeds from this offering to satisfy the cash portion of those obligations, and to issue 518,778 shares of our common stock, assuming an initial public offering price of $9.00 per share, to satisfy the stock portion of those obligations.


Impact of Recently Issued Accounting Standards

     In 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) 133, Accounting for Derivative Instruments and Hedging Activities. In 1999, the FASB issued FAS 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FAS 133. We currently do not use any derivative financial instruments to hedge our exposure to adverse fluctuations in interest rates, foreign exchange rates, fluctuations in commodity prices or other market risks, nor do we invest in speculative financial instruments.

Quantitative and Qualitative Disclosures About Market Risk

      Less than 5% of our revenues for 1998 resulted from export to other countries. Our operations may be subject to volatility due to inflation or changes in political and economic conditions in these countries. Sales and expenses that are denominated in local currencies may be affected as currency fluctuations affect our product prices and operating costs or those of our competitors.

      Borrowings from Applied Digital Solutions are at a variable rate. We do not have any hedging arrangements for interest rates.

BOSTEK

      This portion of this discussion provides information about the operations of Bostek for periods prior to our acquisition of Bostek, which occurred effective June 1, 1999, and also provides information about the anticipated effect of the acquisition on Intellesale.

      Bostek was founded in 1983 as a reseller of computer equipment. In early 1998, Bostek shifted its focus to capitalize on an emerging niche segment in the computer equipment distribution industry that involved acquiring new and refurbished computer equipment from manufacturers, retailers and resellers and selling such equipment over the Internet and through traditional sales channels.

      In March 1998, Bostek developed a website under the name American Discount Warehouse, at PickADW.com, to sell its products over the Internet.

      Bostek operated in three business segments:

          - Internet, which began in the second quarter of 1998, in which Bostek remarketed new and refurbished computer products through its website on a retail basis;

          - Internet wholesale, in which Bostek sold products on a wholesale basis to other Internet companies that remarket the products on a retail basis through the Internet; and

          - Traditional commerce, in which Bostek remarketed personal computer equipment and components to traditional wholesalers, retailers and value-added resellers as well as individual and corporate end users.

Acquisition by Intellesale

      Effective June 1, 1999, we completed the purchase of Bostek and its affiliate, Micro Components International, for $25.2 million, and we have agreed to pay up to an additional $5.0 million in cash if Bostek achieves approximately $4 million of earnings before income taxes over the two-year period ended May 31, 2001. Of the $25.2 million base purchase price, including expenses, $10.1 million was paid in cash at the closing, $10.0 million will be paid in our common stock within 30 days after the closing of this offering, based on the initial public offering price of this offering, and $5.0 million is payable in cash in January 2000. We will also reimburse the former Bostek stockholders approximately $1 million in tax liability they will incur as a result of a
Section 338(h)(10) tax election we made in connection with the acquisition. As a result of this election, a portion of goodwill amortization will be deductible for tax purposes. This amount of goodwill has not been finalized. We borrowed the $10.1 million cash portion of the consideration from Applied Digital Solutions. We also borrowed $4.4 million from Applied Digital Solutions to refinance Bostek's working capital loans. Assuming an initial public offering price of $9.00, we will issue 555,556 shares of common stock to each of the two former Bostek stockholders within 30 days of the closing of this offering, which will represent approximately 2.7% of our outstanding common stock after giving effect to this offering and the issuance of shares of common stock to satisfy earn-out obligations and to purchase minority interests in acquired subsidiaries. Both of the former Bostek stockholders are employees of Intellesale.

      The purchase price for Bostek was assigned to the assets acquired and the liabilities assumed based on their estimated fair values at the acquisition date. Based on such allocations, the aggregate purchase price exceeded the estimated fair value of the net assets acquired by approximately $21.5 million. That amount is recognized as goodwill and is being amortized over 7 years and will result in an annual amortization charge of approximately $3.1 million. Any additional amounts paid out under the purchase price contingency provision noted above will result in additional goodwill.

     Bostek is engaged in the business of acquiring excess inventory and manufacturer refurbished computer equipment and selling such equipment, primarily over the Internet. As a result of the Bostek acquisition, our product mix now includes newer, factory-warranted, higher-end products in addition to our refurbished equipment. In addition to expanding our product mix and customer base, we expect that the integration of Bostek will have the following benefits:

          . the combination of the best features of both websites should enhance our customers' experience; and

          . the combination of Bostek's warehousing operations with our own should lead to cost savings.

Results of Operations

     The following table summarizes Bostek's historical, pre-acquisition results of operations as a percentage of revenue for the five-month period ended May 31, 1998 and 1999 and for the years ended December 31, 1996, 1997 and 1998:

                                          Relationship to Revenue
                                  ---------------------------------------------
                                         Years ended          Five months ended
                                         December 31,              May 31,
                                  ------------------------   ------------------
                                     1996    1997    1998     1998      1999
                                  --------  ------  ------   ------  ----------
     Revenue                        100.0%  100.0%  100.0%   100.0%      100.0%
     Cost of goods sold              87.1    86.2    87.8     87.8        88.6
                                  ------------------------   ------------------
     Gross profit                    12.9    13.8    12.2     12.2        11.4
     Selling, general and
      administrative expenses         7.1    10.1     9.4      7.5        10.3
                                  ------------------------   ------------------
     Operating income                 5.8     3.7     2.8      4.7         1.1
     Interest and other income         --      --    (0.6)      --          --
     Interest expense                 0.2     0.1     0.6      0.9         0.5
                                  ------------------------   ------------------
     Income before provision
      for income taxes                5.6     3.6     2.8      3.8         0.6
     Provision for income taxes       0.1     0.1     0.0      0.3         0.2
                                  ------------------------   ------------------
     Net income                       5.5%    3.5%    2.8%     3.5%        0.4%
                                  ========================   ==================



     Revenue

     Five month periods ended May 31, 1998 and 1999. Revenue from customers for each operating segment for the first five months of 1998 and 1999 was:


       ($ in thousands)                 1998         %          1999       %
                                     ----------------------------------------
       Internet..................    $ 1,475        6.2      $ 7,321     22.0
       Internet wholesale........      3,456       14.5        5,890     17.6
       Traditional commerce......     18,933       79.3       20,189     60.4
                                     ----------------------------------------
       Consolidated..............    $23,864      100.0      $33,400    100.0
                                     ========================================

     Revenue for the first five months of 1999 was $33.4 million, an increase of $9.5 million, or 40.0%, from $23.9 million for the first five months of 1998. This increase is primarily attributable to more transactions conducted over the Internet. Bostek's Internet segment began operating in April 1998 and accounted for 61.3% of the increase.

     Years ended December 31, 1996, 1997 and 1998. Revenue from customers for each operating segment was:

 ($ in thousands)              1996     %       1997     %       1998    %
                             ------------------------------------------------
  Internet.................  $    --     --  $     --     --   $ 7,789   12.8
  Internet wholesale.......       --     --        --     --     8,208   13.5
  Traditional commerce.....   54,400  100.0    42,930  100.0    44,775   73.7
                             ------------------------------------------------
  Consolidated.............  $54,400  100.0   $42,930  100.0   $60,772  100.0
                             ================================================

     Revenue for 1998 was $60.8 million, an increase of $17.8 million, or 41.6%, from $42.9 million in 1997. This increase is principally attributable to increased number of transactions being conducted over the Internet and increased revenues from Internet fulfillment arrangements. Traditional commerce revenues were up slightly in 1998 due to increased volume of sales. The 1997 revenue represents a decrease of $11.5 million, or 21.1% from the $54.4 million reported in 1996. This decrease was a result of significant changes within the personal computer market, primarily the introduction of the Intel Pentium(R) processor which severely impacted the demand for older processors.

     Gross Profit/Margin

     Five month periods ended May 31, 1998 and 1999. Gross profit by operating segment, and as a percentage of segment revenue, was:

       ($ in thousands)                   1998      %        1999       %
                                        -----------------------------------
       Internet......................   $  201    13.6     $  878     12.0
       Internet wholesale............      317     9.2        658     11.2
       Traditional commerce..........    2,388    12.6      2,268     11.2
                                        -----------------------------------
       Consolidated..................   $2,906    12.2     $3,804     11.4
                                        ===================================

     Gross profit for the first five months of 1999 was $3.8 million, an increase of $0.9 million, or 30.9%, from $2.9 million for the first five months of 1998. As a percentage of revenue, gross margin was 11.4% for the first five months of 1999 and 12.2% for the first five months of 1998. Overall gross margin decreased in the 1999 period primarily because Bostek shifted its product mix to newer higher-end systems, where there is higher demand but increased competition that results in lower margins for such products on both the Internet and through traditional channels. Because Bostek has completed the shift of its product mix to newer higher-end products, we do not expect such downward pressure on Bostek's margins to continue.

     Years ended December 31, 1996, 1997 and 1998. Gross profit by operating segment, and as a percentage of segment revenue, was:

 ($ in thousands)               1996     %       1997     %      1998    %
                             ------------------------------------------------
  Internet.................   $   --      --   $   --      --   $  857  11.0
  Internet wholesale.......       --      --       --      --      940  11.5
  Traditional commerce.....    7,034    12.9    5,915    13.8    5,609  12.5
                             ------------------------------------------------
  Consolidated.............   $7,034    12.9   $5,915    13.8   $7,406  12.2
                             ================================================

     Gross profit for 1998 was $7.4 million, an increase of $1.5 million, or 25.2%, from $5.9 million in 1997. Gross profit for 1997 represents a decrease of $1.1 million, or 15.9%, over the $7.0 million reported in 1996. Overall gross margin decreased in 1998 primarily because Bostek shifted its product mix to newer higher-end systems, where there is higher demand but increased competition that results in lower margins for such products on both the Internet and through traditional channels.

     Selling, General and Administrative Expense

     Selling, general and administrative expenses, as a percentage of revenue, are higher in the Internet segment than in Bostek's traditional and Internet fulfillment segments. All labor costs are included in this category, as are website maintenance costs and advertising costs, both of which are significantly greater than in Bostek's traditional commerce and Internet fulfillment segments.

     Five month periods ended May 31, 1998 and 1999. Selling, general and administrative expense by operating segment, and as a percentage of segment revenue, was:

       ($ in thousands)                   1998      %        1999      %
                                       -----------------------------------
       Internet......................   $  163    11.1     $  921    12.6
       Internet wholesale............      208     6.0        578     9.8
       Traditional commerce..........    1,424     7.5      1,935     9.6
                                       -----------------------------------
       Consolidated..................   $1,795     7.5     $3,434    10.3
                                       ===================================
     Selling, general and administrative expenses were $3.4 million for the first five months of 1999, an increase of $1.6 million, or 91.3%, from $1.8 million for the first five months of 1998. As a percentage of revenue, selling, general and administrative expenses were 10.3% for the first five months of 1999 and 7.5% for the first five months of 1998. The increased expense in absolute dollar terms and as a percentage of revenue is due to the expansion of the corporate infrastructure necessary to support continued growth and the entry into the Internet market.

     Years ended December 31, 1996, 1997 and 1998. Selling, general and administrative expense by operating segment, and as a percentage of segment revenue, was:

  ($ in thousands)                     1996    %     1997     %     1998    %
                                     -----------------------------------------
  Internet........................   $   --    --  $   --     --  $1,114  14.3
  Internet wholesale..............       --    --      --     --     712   8.7
  Traditional commerce............    3,858   7.1   4,354   10.1   3,895   8.7
                                     -----------------------------------------
  Consolidated....................   $3,858   7.1  $4,354   10.1  $5,721   9.4
                                     =========================================

     Selling, general and administrative expenses were $5.7 million in 1998, an increase of $1.4 million, or 31.4%, from $4.4 million in 1997. The 1997 expense represents an increase of $0.5 million, or 12.9%, over the $3.9 million reported in 1996. As a percentage of revenue, selling, general and administrative expenses increased from 7.1% in 1996 to 10.1% in 1997 but decreased to 9.4% in 1998. During these periods, Bostek expanded its corporate infrastructure to support continued growth, entered the Internet market and lowered sales prices to meet increased competition.


     Operating Income

     Five month periods ended May 31, 1998 and 1999. Operating income for each of the operating segments, and as a percentage of segment revenue, was:

       ($ in thousands)                          1998      %     1999       %
                                               --------------------------------
       Internet..........................      $   38     2.6   $ (43)    (0.6)
       Internet wholesale................         109     3.2      80      1.4
       Traditional commerce..............         964     5.1     333      1.6
                                               --------------------------------
       Consolidated......................      $1,111     4.7   $ 370      1.1
                                               ================================



     Operating income was $0.4 million for the first five months of 1999, a decrease of $0.7 million, or 66.7%, from $1.1 million for the first five months of 1998. The operating loss in the Internet segment for the five months ended May 31, 1999 was primarily the result of increased advertising.

     Years ended December 31, 1996, 1997 and 1998. Operating income for each of the operating segments, and as a percentage of segment revenue, was:

  ($ in thousands)                     1996    %     1997     %     1998    %
                                     ------------------------------------------
  Internet........................   $   --    --  $   --    --   $ (257) (3.3)
  Internet wholesale..............       --    --      --    --      228   2.8
  Traditional commerce............    3,175   5.8   1,561   3.6    1,714   3.8
                                     ------------------------------------------
  Consolidated....................   $3,175   5.8  $1,561   3.6   $1,685   2.8
                                     ==========================================

     Operating income was $1.7 million in 1998, an increase of $0.1 million, or 7.9%, from $1.6 million in 1997. Operating income for 1997 represents a decrease of $1.6 million, or 50.8%, over the $3.2 million reported in 1996. The operating loss for the Internet segment for the year ended December 31, 1998 was primarily the result of increased advertising.

     Interest and Other Income and Interest Expense

     Interest income, earned primarily from short-term investments, was immaterial in each of the periods. During 1998, Bostek recognized a gain on sale of investment of $0.4 million. The investment was accepted as payment of a receivable and was sold for a gain by Bostek. Interest expense was $0.1 million for the first five months of 1999 and $0.2 million for the first five months of 1998. Interest expense was $0.3 million in 1998, nominal in 1997 and $0.1 million in 1996. Interest expense is principally associated with borrowings from financial institutions. As Bostek grew during 1998 and invested in its Internet and Internet wholesale segments, its need to finance its working capital increased, resulting in greater amounts borrowed and higher interest expense over 1997 and 1996.

     Income Taxes

     In 1995, Bostek elected to be treated as subchapter S corporation for income tax purposes. The effect of this election was that corporate earnings were reported on the individual returns of the shareholders. Upon our acquisition of Bostek, the subchapter S corporation election terminated. Had Bostek not been a subchapter S corporation, its tax rate would have been approximately 44%. Bostek paid an immaterial amount of state and local taxes in the periods presented.

Liquidity and Capital Resources

     Operating Activities

     Net cash provided by operating activities was approximately $2.5 million for the five months ended May 31, 1999. This was primarily the result of net income of $0.1 million, a decrease in inventory of $2.1 million, an increase in accounts payable and accrued expenses of $2.1 million, offset by an increase in accounts receivable of $1.9 million. Net cash used by operating activities was approximately $1.0 million for the five month period ended May 31, 1998. This was primarily the result of an increase in accounts receivable of $2.9 million, offset by an increase in accounts payable and accrued expenses of $0.8 million and net income of $0.8 million.


     Net cash used in operating activities was approximately $2.3 million for the year ended December 31, 1998. This was primarily the result of an increase in inventory of $2.0 million, an increase in accounts receivable of $0.6 million, a decrease in accounts payable and accrued expenses of $0.7 million, offset by net income of $1.7 million. Net cash provided by operating activities was approximately $0.1 million for the year ended December 31, 1997. This was primarily the result of net income of $1.5 million, offset by an increase in inventory of $1.5 million. Net cash provided by operating activities was $4.1 million for the year ended December 31, 1996. This was primarily the result of net income of $3.0 million and a decrease in inventory of $1.0 million.

     Investing Activities

     Net cash used in investing activities was approximately $0.1 million for the five months ended May 31, 1999. This was the result of the purchase of furniture, fixtures and equipment. Net cash used by investing activities was nominal for the five month period ended May 31, 1998.

     Net cash used by investing activities was approximately $0.2 million for the year ended December 31, 1998. This was the result of purchase of furniture, fixtures and equipment. Net cash used by investing activities was nominal for the years ended December 31, 1997 and 1996.

     Financing Activities

     Net cash used by financing activities was $2.5 million for the five months ended May 31, 1999. This was primarily the result of reductions in the amounts due financial institutions of $2.1 million and dividends of $0.4 million. Net cash provided by financing activities for the five month period ended May 31, 1998 was approximately $0.9 million. This was primarily the result of additional borrowings from financial institutions of $0.9 million.

     Net cash provided by financing activities was approximately $1.6 million for the year ended December 31, 1998. This was primarily the result of net borrowings from financial institutions of $3.1 million, offset by dividends paid of $1.1 million and loans to officers of $0.5 million. Net cash provided by financing activities was approximately $0.5 million for the year ended December 31, 1997. This was primarily the result of net borrowings from financial institutions of $2.7 million and loans from officers of $0.3 million, offset by dividends paid of $2.5 million. Net cash used by financing activities was $3.4 million for the year ended December 31, 1996. This was primarily the result of reductions in the amounts due financial institutions of $2.9 million and dividends paid of $0.5 million.

     Bostek's borrowings were made under a revolving line of credit with Citizens Bank of Massachusetts at a floating interest rate equal to the bank's prime rate. In connection with our acquisition of Bostek, the outstanding balance of $4.4 million under this line of credit was paid off entirely. Financing is now obtained through borrowings from Applied Digital Solutions.

YEAR 2000 COMPLIANCE

     Background. Some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches, and are commonly referred to as the "Millennium Bug" or "Year 2000 problem."

     Assessment. The Year 2000 problem could affect computers, software and other equipment used, operated or maintained by us. Accordingly, we are reviewing our internal computers, software, applications and related equipment and our systems other than information technology systems to ensure that they will be Year 2000 compliant. We have substantially completed our Year 2000 review. We spent approximately $20,000 in 1998 on our Year 2000 compliance plan and approximately $30,000 in 1999, most of which relates to new equipment. These amounts include expenditures by Bostek. We cannot be certain that our total costs will be limited to these amounts.

     Software Sold to Consumers. We do not develop software for resale. We do, however, sell off the shelf software that may be bundled with hardware that we sell. Software updates which address Year 2000 issues are available for most, but not all, third party software that we sell. Furthermore when we sell such software, it is sold "as is" without warranty of any kind. However, variability of definitions of "compliance" with the Year 2000 and of different combinations of software, firmware and hardware could lead to lawsuits against us. The outcome of any such lawsuits and the impact on us are not estimable at this time.

     Internal Infrastructure. We believe that our major computers, software applications and related equipment used in connection with our internal operations are not subject to significant Year 2000 problems, because the computer programs used by us are primarily off-the-shelf, recently developed programs from third-party vendors. We have requested and obtained assurances from certain of our vendors as to the Year 2000 compliance of their products. However, most vendors have been reluctant to provide written assurances and we cannot be certain that our systems utilized by us will not be affected. We have assessed all of our operating locations and have determined that all key systems in all locations are Year 2000 compliant. We believe that all of our systems and equipment are Year 2000 compliant.

     Systems Other than Information Technology Systems. In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, photocopiers, telephone switches, security systems, elevators, and other common devices may be affected by the Year 2000 problem. We have assessed all of our operating locations and have determined that all such other systems and facilities are Year 2000 compliant.

     Suppliers. We have communicated with third party suppliers of the major computers, software, and other equipment we use. Based on our discussions with these suppliers, we are not aware of any material Year 2000 problem which would be expected to affect us. However, we have limited or no control over the actions of these third party suppliers, and we cannot be certain that Year 2000 problems with these systems will not cause a material disruption to our business.

     Internet. As a significant percentage of our business is conducted over the Internet, it is possible that we would be affected by telecommunications problems experienced by our local Internet service provider or by Internet users which might prevent those customers from being able to access our website. This could be combined with, or result from, interruptions in electrical power systems. Additionally, many customers may be using older systems which may not be Year 2000 compliant, which could affect their ability to access our website. Year 2000 problems, either in our systems or in third party systems, could also prevent us from processing credit card sales.

     Contingency Plans. As noted above, our Year 2000 compliance program has been completed. We have not developed any specific contingency plan to deal with unanticipated Year 2000 problems. We believe that our computer refurbishing operations do not depend on technology which is subject to Year 2000 disruption.

     Most Likely Consequences of Year 2000 Problems. We believe we have identified and resolved all Year 2000 problems that could materially adversely affect our business. However, we believe that it is not possible to determine with complete certainty that all Year 2000 problems affecting us have been identified or corrected, and we cannot accurately predict the extent to which Year 2000 problem-related failures may affect us. However, if such problems do occur, we expect that they might have the following consequences:

     - a significant number of operational inconveniences and inefficiencies for us and our clients that may divert management's time and attention and financial and human resources from our ordinary business activities; and

     - a lesser number of serious system failures that may require significant efforts by us or our customers to prevent or alleviate material business disruptions.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF PRO FORMA
                             RESULTS OF OPERATIONS

     This section discusses our results of operations on a pro forma basis, and has been prepared to illustrate the pro forma effects of the Bostek acquisition and the other acquisitions we describe herein as if they had all occurred on January 1, 1997. This analysis is presented to show business trends without the distortions caused by the acquisitions we completed in 1997, 1998 and 1999.

     This pro forma unaudited financial information does not purport to represent (1) what our actual results of operations would have been had the acquisitions occurred on January 1, 1997 or (2) what we expect our results of operations to be in the future. They do not reflect any estimates of cost savings or other efficiencies that may be achieved from the integration of Bostek or the other companies acquired. They do not reflect an adjustment for certain services Intellesale receives from Applied Digital Solutions as they approximate the cost that will be incurred by Intellesale as a stand alone company. This discussion of results of operations does not reflect the effects of this offering or the application of the net proceeds therefrom. This pro forma presentation is limited to revenues, cost of goods sold, and selling, general and administrative expenses, as no pro forma adjustments in any period are required.

      This section should be read in conjunction with the historical financial statements of Intellesale and Bostek, including the notes thereto, and other financial information set forth under "Capitalization," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Pro Forma Financial Information" included elsewhere in this document.

Pro Forma Results of Operations

     The following table sets forth for the periods indicated certain components of our pro forma unaudited consolidated statements of operations, before giving effect to this offering and the application of the proceeds from this offering, and the percentage of revenue represented by these components. We have not presented a full consolidated statement of operations, which would have included the effects of interest expense and income taxes. Except for our acquisition of Bostek and Fiscal Advantage, all of the acquisitions were made in exchange for the common stock of Applied Digital Solutions.


                                          Years ended December 31,              Nine months ended September 30,
                                     ------------------------------------    ------------------------------------
                                           1997               1998                 1998               1999
                                           ----               ----                 ----               ----
                                        $        %         $         %          $        %         $         %
                                     ------------------------------------    ------------------------------------
                                                                   ($ in thousands)
Revenues                             $110,237  100.0%    $127,848  100.0%    $94,071   100.0%    $121,275  100.0%
Cost of goods sold                     89,467   81.2      105,386   82.4      76,718    81.6       98,132   80.9
                                     ------------------------------------    ------------------------------------
Gross profit                           20,770   18.8       22,462   17.6      17,353    18.4       23,143   19.1
Selling, general and
 administrative expenses               16,201   14.7       16,545   12.9      11,467    12.2       17,087   14.1
                                     ====================================    ====================================
                                     $  4,569    4.1%    $  5,917    4.6%     $5,886     6.3%    $  6,056     5.0%
                                     ====================================    ====================================


     Pro Forma Revenue

     We and Bostek began operating over the Internet in the second quarter of 1998. However, Data Path Technologies, which we acquired effective April 1, 1998, began its Internet operations in 1996 and was our platform for beginning Internet operations.

================================================================================



      Pro forma nine month periods ended September 30, 1998 and 1999. Pro forma revenue for each operating segment for the first nine months of 1998 and 1999 was:

      ($ in thousands)                          1998     %       1999      %
                                             --------------------------------
     Internet
         Direct Internet..................   $13,433   14.3   $ 38,769   32.0
         Internet wholesale...............     6,037    6.4      5,890    4.8
     Total Internet.......................   $19,470   20.7   $ 44,659   36.8
                                             --------------------------------
     Traditional commerce.................    74,601   79.3     76,616   63.2
                                             --------------------------------
     Consolidated.........................   $94,071  100.0   $121,275  100.0
                                             ================================

Pro forma revenue for the nine month period ended September 30, 1999 was $121.3 million, an increase of $27.2 million, or 28.9%, from $94.1 million for the nine month period ended September 30, 1998.

     Internet segment pro forma revenue increased by $25.3 million or 188.6%. This increase is a result of broader consumer use and acceptance of the Internet, as well as our marketing efforts on the Internet, via Internet portals such as Yahoo! Inc. and Lycos and retail sales through websites such as OnSale. Sales through OnSale represented approximately 5.4% of our revenues for the nine months ended September 30, 1999.

     Internet wholesale segment pro forma revenue decreased by $0.1 million or 2.4%. Internet wholesale sales are sales in which Bostek sells products on a wholesale basis to other Internet companies that remarket the products through the Internet on a retail basis. This decrease in pro forma revenues resulted from our transition away from this wholesale distribution business and to focus on selling products on a retail basis directly through our website. We have no contractual relationships with Internet wholesale customers and we plan to gradually reduce this business.

      Traditional commerce segment pro forma revenue increased $2.0 million or 2.7%, primarily as a result of an increase in the demand for our personal computer products.

      Pro forma years ended December 31, 1997 and 1998. Pro forma revenue for each operating segment was:


  ($ in thousands)                           1997     %        1998     %
                                         ---------------------------------
  Internet
     Direct Internet.......              $ 12,096   11.0   $ 18,278   14.3
                                         ---------------------------------
     Internet wholesale....                    --     --      8,208    6.4
  Total Internet...........              $ 12,096   11.0   $ 26,486   20.7
  Traditional commerce.....                98,141   89.0    101,362   79.3
                                         ---------------------------------
  Consolidated.............              $110,237  100.0   $127,848  100.0
                                         =================================

     Pro forma revenue for 1998 was $127.8 million, an increase of $17.6 million, or 16.0%, from $110.2 million in 1997.


     Internet segment pro forma revenue increased from 1997 to 1998 by $6.2 million, or 51.1%. This growth is a direct result of our increased marketing via our and other independent websites and expanded use of the Internet by consumers.

      Internet wholesale was commenced by Bostek in 1998. Bostek did not begin any Internet sales until 1998. It had previously focused on traditional distribution lines.


     Traditional commerce pro forma revenue increased from 1997 to 1998 by $3.2 million, or 3.3%. In general, this increase is a result of internal growth as the computer and related industries have expanded.

     Pro Forma Gross Profit/Margin

      Pro forma nine month periods ended September 30, 1998 and 1999. Pro forma gross profit by operating segment, and as a percentage of segment revenue, was:


       ($ in thousands)                          1998     %      1999     %
                                              -------------------------------
     Internet
          Direct Internet ..................  $ 3,933   29.3   $11,187   28.9
          Internet wholesale ...............      796   13.2       658   11.2
     Total Internet.........................  $ 4,729   42.5   $11,845   40.1
                                              -------------------------------
     Traditional commerce ..................   12,624   16.9    11,298   14.7
                                             ===============================
     Consolidated ..........................  $17,353   18.4   $23,143   19.1
                                              ===============================


     Pro forma gross profit for the first nine months of 1999 was $5.7 million, or 33.4%, from $17.4 million for the first nine months of 1998. As a percentage of pro forma revenue, the pro forma gross margin was 19.1% for the first nine months of 1999 and 18.4% for the first nine months of 1998.

      In the Internet segment, pro forma gross margin remained relatively stable. We anticipate margin pressures as we expand the Internet segment of our business. We expect that gross margins from the Internet segment will vary based on several factors, primarily product pricing and product acquisition costs.

     Internet wholesale pro forma gross profit decreased by approximately 17.3%, while gross margin decreased by 2.0 percentage points. This decrease resulted from price competition in the Internet wholesale market. We note that this margin is significantly below the margin achieved from distributing products on a retail basis through direct Internet sales. Accordingly, we plan to gradually reduce this business over time and focus on retail sales through our website and other Internet Companies.

     Traditional commerce pro forma gross profit decreased by approximately 10.5%, while gross margin decreased by 2.2 percentage points. This was primarily the result of Bostek shifting its product mix to newer, higher-end systems, where there is higher demand but increased competition, resulting in lower margins.

      Pro forma years ended December 31, 1997 and 1998. Pro forma gross profit by operating segment, and as a percentage of segment revenue, was:


  ($ in thousands)                       1997     %       1998      %
                                       --------------------------------
  Internet
     Direct Internet ...........       $ 3,509   29.0    $ 5,189   28.4
     Internet wholesale ........           --      --        940   11.5
  Total Internet................       $ 3,509   29.0    $ 6,129   39.9
                                       --------------------------------
  Traditional commerce..........        17,261   17.6     16,333   16.1
                                       --------------------------------
  Consolidated .................       $20,770   18.8   $ 22,462   17.6
                                       ================================


     Our pro forma gross profit for 1998 was $22.5 million, an increase of $1.7 million, or 8.1%, from $20.8 million in 1997. As a percentage of pro forma revenue, our pro forma gross margin decreased to 17.6% in 1998 from 18.8% in 1997. This was a result of (1) Bostek's entry into the Internet wholesale business, which has a lower gross margin than our Internet and traditional commerce businesses because these customers purchase in larger quantities than retail customers, and (2) decreases in prices to meet competition.


     Pro Forma Selling, General and Administrative Expenses

     Selling, general and administrative expenses, as a percentage of revenue, are higher in the Internet segment than in our traditional segment. This is because advertising costs, website maintenance costs and labor costs are all significantly greater than in our traditional commerce segment. We expect these expenses to increase in absolute dollar terms in the future as the Internet segment grows.

     Applied Digital Solutions has provided services and incurred expenses on our behalf and on behalf of our subsidiaries. We believe the amounts charged to Intellesale and its predecessor companies approximates the costs we would have separately incurred. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Trends and Accounting Policies."



      Pro forma nine month periods ended September 30, 1998 and 1999. Pro forma selling, general and administrative expenses by operating segment, and as a percentage of pro forma segment revenue, were:

       ($ in thousands)                        1998      %       1999      %
                                             --------------------------------
     Internet
          Direct Internet................    $ 3,284   24.4   $ 6,447    16.6
          Internet wholesale.............        408    6.8       576     9.8
     Total Internet......................    $ 3,692   31.2   $ 7,023    26.4
                                             --------------------------------
     Traditional commerce................      7,775   10.4    10,064    13.1
                                            --------------------------------
     Consolidated........................    $11,467   12.2   $17,087    14.1
                                             ================================

     Pro forma selling, general and administrative expenses were $17.1 million for the nine month period ended September 30, 1999, an increase of $5.6 million, or 49.0%, from $11.5 million for the nine month period ended September 30, 1998. The primary reason for the increase is the overall expansion into the Internet, as described above. As a percentage of pro forma revenue, pro forma selling, general and administrative expenses were 14.1% and 12.2% for the nine month periods ended September 30, 1999 and 1998. However, as they relate to the Internet business, pro forma selling, general and administrative expenses decreased as a percentage of revenue from 24.4% to 16.6%. This decrease is due to the fact that selling, general and administrative expenses in the Internet segment only approximately doubled while revenue almost tripled, in the first nine months of 1999 compared to the first nine months of 1998.


      Pro forma selling, general and administrative expenses include management fees paid to Applied Digital Solutions. Management fees paid to Applied Digital Solutions in the nine months ended September 30, 1999 amounted to $0.5 million compared to $0.3 million in the nine months ended September 30, 1998.

      Pro forma years ended December 31, 1997 and 1998. Pro forma selling, general and administrative expense by operating segment, and as a percentage of pro forma segment revenue, were:


  ($ in thousands)                           1997     %       1998    %
                                          -------------------------------
  Internet
     Direct Internet............          $ 3,486   28.8   $ 4,631  25.3
     Internet wholesale.........               --     --       712   8.7
  Total Internet................          $ 3,486   28.8   $ 5,343  34.0
                                          ------------------------------
  Traditional commerce..........           12,715   13.0    11,202  11.1
                                          -------------------------------
  Consolidated..................          $16,201   14.7   $16,545  12.9
                                          ===============================


     Pro forma selling, general and administrative expenses were $16.6 million in 1998, an increase of $0.4 million, or 2.1%, from $16.2 million in 1997. As a percentage of pro forma revenue, selling, general and administrative expenses have decreased to 12.9% in 1998 from 14.7% in 1997. Management fees paid to Applied Digital Solutions in 1998 amounted to $0.4 million. No costs were allocated in 1997 since Applied Digital Solutions did not provide significant services. Internet segment pro forma selling, general and administrative expenses decreased as a percentage of Internet segment pro forma revenues from 28.8% in 1997 to 25.3% in 1998. As general and administrative expenses related to the Internet are largely fixed, they tend to decline as a percentage of total revenues as sales increase.

                             INTELLESALE.COM, INC.
About Us


     Intellesale sells refurbished and new computer equipment and related components. We sell products online through our website at www.Intellesale.com as well as through traditional channels, most of which we are migrating to the Internet. In addition to selling products on our website, we distribute products over the Internet through programs with OnSale.com, which hosts auctions of our products in exchange for a commission, as well as Lycos and other Internet portals and service providers. Most of the computers we offer are brand name, Intel Pentium(R) class or equivalent products. We offer our customers complete packages, including monitors, regularly-featured specials and the ability to purchase selected merchandise on an auction basis. We are not aware of any major online retailers currently focusing principally on refurbished computer equipment.



     We operate in two business segments:

          . Internet, in which we sell refurbished and new computer products on a retail basis through our website. Refurbished products consist primarily of off- lease equipment which we test, clean and prepare for sale, and manufacturer refurbished products which carry a manufacturer's warranty. Our Internet business also includes Internet wholesale, in which we bulk wholesale our products to other companies that market these products on a retail basis through their websites. We are transitioning away from this wholesale distribution business and focusing on selling products on a retail basis directly through our website.

            . Traditional commerce and other services, in which we buy and remarket computer equipment and components to traditional wholesalers, retailers and value-added resellers, as well as individual and corporate end users, and provide integration and consulting services, computer recycling, parts-on-demand services and transportation services for computer and other equipment. Our service business also includes the basing of computers and other electronic equipment, most often for trade shows, which frequently have temporary need for computers which we can satisfy from our inventory of used computers which we can then refurbish and sell. We are transitioning our traditional commerce business to the Internet to the extent feasible.



     We believe the demand for refurbished brand name computer equipment is growing as consumers realize they can purchase refurbished products that can serve their needs at substantial discounts to the price of new merchandise. Shorter product life cycles are leading to increased off-lease and excess inventory computer equipment which vendors and leasing companies need to dispose of in large quantities without conflicting with their primary distribution channels. We offer such vendors and leasing companies the ability to conveniently sell all their products to us in a single transaction. We believe our ability to acquire many different types of equipment in large quantities through our established vendor relationships provides us with a significant competitive advantage both with consumers and vendors.



     We have grown rapidly, both internally and through acquisitions, since 1996. We began offering products on the Internet in the second quarter of 1998 with the acquisition of Data Path Technologies, Inc., which markets refurbished computer products through the Internet. Building on this Internet presence as a platform, we established the Intellesale.com website in January 1999 and began to focus our business on, and migrate our traditional commerce business to, the Internet. Our revenues for the nine months ended September 30, 1999, pro forma for our acquisition of Bostek, Inc. and its affiliate, were $121.3 million. Of this amount, approximately 32% were direct Internet sales and approximately
4.8% were Internet wholesale revenues. The Internet is our fastest growing sales channel and we believe that the Internet will be the basis for our future growth. We believe the expansion of our Internet business and our recent acquisition of Bostek position Intellesale.com to become the premier website offering refurbished and new computer equipment to consumers and businesses.


Our Industry

     Growth in Internet traffic and its use as a channel of distribution has been fueled by several factors, including:


          - a large and growing number of installed personal computers in the home and workplace;

          - improvements in Internet infrastructure and bandwidth; and

          - increased awareness and acceptance of the Internet among consumer and business users.

     According to International Data Corporation, a market research firm, the number of Internet users worldwide will increase from approximately 97 million at the end of 1998 to approximately 142 million in 1998 to 502 million in 2003. IDC further estimates that the number of people making purchases over the Internet will increase from approximately 31 million in 1998 to approximately 183 million in 2003. According to Jupiter Communications, another market research firm, the second largest category of 3-commerce spending is computer hardware and software, which Jupiter projects will grow from approximately $3.1 billion in 1998 to approximately $15.8 billion in 2003.


     In recent years, the number of companies leasing rather than purchasing computer equipment has increased significantly, primarily due to shorter product life cycles. Corporate leases generally have a three-year term after which the equipment is replaced and a new lease cycle begins. Off-lease equipment is generally from brand-name manufacturers and still has a relatively high resale value when refurbished. The refurbished computer market also includes computer equipment that has been reconditioned by the manufacturer after being returned by customers. Refurbished computer equipment typically requires a nominal amount of service, such as minor repairs, cleaning and repackaging.

     In addition to refurbished computer equipment, large quantities of excess inventory computer products become available on a regular basis, which management of Intellesale believes is a result of the frequent introductions of new models with incremental increases in features or capacity which characterize the personal computer industry. These excess inventory products are only marginally different from the newest models and will serve the needs of most users.


     The disposal of refurbished and excess inventory computer equipment represents a substantial burden on many vendors. Such computers and accessories are currently sold through many different outlets, including wholesale distributors, catalogs, company stores or outlets, resellers and specialized retailers, as well as mass merchants that are not committed to the resale of these goods and generally sell them as a supplementary product line. Because of the highly fragmented and relatively undeveloped nature of the market for this product, prices received by leasing companies and vendors tend to be highly variable and subject to negotiation based on quantity, age and condition of the merchandise. Our experience has indicated that leasing companies and vendors look favorably upon a distribution channel that enables them to dispose of significant quantities of merchandise quickly without affecting their traditional sales channels.

     We are not aware of any major online retailers currently focusing principally on refurbished computer equipment. Although some websites such as OnSale.com, uBid.com and Egghead.com offer some refurbished products, we believe that the majority of their products consist of new computers and accessories.

Our Strategy

     Our goal is to become the premier website offering refurbished and new computer equipment and related components to consumers and businesses. Our strategy to achieve our goal includes the following:

     Increase Brand Awareness. We believe that a strong brand name is critical to differentiating Intellesale and attracting a high level of customer traffic and purchases. To date, we have made limited investments in marketing and promotion of our brand. We intend to use a portion of the proceeds of this offering to increase our visibility and brand recognition through online and traditional advertising. We anticipate spending approximately $10 million on marketing over the next twelve months. We intend to promote Intellesale.com on a number of websites, including content providers, major portal sites and targeted computer-related sites. Our traditional media-based advertising efforts will include radio, print advertising, television and outdoor media.


     Increase Cooperative Relationships. We intend to expand existing sales programs and establish new programs under which other companies will promote our products on their websites and in their other customer communications, and under which we will compensate them through promotions of their products and services or through payments of fees. We have established such a program with OnSale, which conducts web auctions of our products in exchange for a commission. We also advertise on Lycos and sell our products on Amazon.com's Z-Shops and on eBay. These types of arrangements and cooperative programs can be a source of significant new website traffic and customers and should aid in building recognition of our brand.


     Continue Improving Our Website. We intend to expand our Internet sales through continued upgrading and improvements to our website. We have now completed the combination of Bostek's PickADW.com website with our Intellesale.com website. We also plan to add new features to our website and improve its design on an ongoing basis to increase ease of use, to lead customers to areas that may be of particular interest to them based on their prior purchases and page viewing patterns, and to draw customers' attention to products we wish to feature.


     Migrate Other Parts of Our Business to the Internet. From January 1, 1999 through September 30, 1999, on a pro forma basis including Bostek, approximately 32% of our sales were conducted on a retail basis directly through the Internet. As we expand our Internet presence, we intend to migrate the traditional commerce segment of our business to the Internet to the extent possible, which should allow us to expand our customer base, increase efficiency and increase our operating margins. We believe our traditional commerce products can be marketed more effectively through our website. We plan to display our entire inventory on our website and give access to password-protected areas to our wholesale and mainframe customers. As part of an automated registration process, we intend to gather basic information about customers, their businesses and areas of interest. Based on this information and the customers' purchase history, we plan to highlight products which may be of interest to them or direct them to additional parts, accessories or features which are compatible with their existing equipment. We may also include special pricing features for some items, showing increasing discounts for customers based on purchase volume.



     Expand and Improve Procurement Sources. In order to be able to offer attractive prices to customers yet maintain our margins, we must be able to obtain a sufficient amount of product at favorable prices. As we have grown in size and developed cooperative relationships, we have been able to secure more products on improved terms. We believe this reflects the desire of vendors to have a reliable purchaser who is in a position to regularly acquire large quantities of products. In order to continue and expand our procurement capability, we intend to maintain and enhance our existing relationships with leasing companies, manufacturers and other sources of equipment and to pursue new relationships. No single supplier provided us with more than 10% of our products during 1998 or the first nine months of 1999.

Products That We Sell Online


Intellesale offers a wide range of refurbished and new products, including laptop and desktop computers, monitors, disk drives, modems, printers, scanners, memory, expansion boards, cables and connectors. Substantially all of the products we offer are brand name products manufactured by IBM, Compaq, Sony, Fujitsu, Hewlett-Packard and other major manufacturers. For the first nine months of 1999, approximately 75% of our retail Internet product sales were laptops, desktop PCs and monitors. For the nine months ended September 30, 1999, new products represented approximately 16% of our revenues.

      Regardless of the source of the merchandise, most of our products are warranted by either us or the manufacturer. We provide a minimum six month warranty for most products not covered by manufacturer warranties. In addition, we offer our customers the opportunity to purchase an extended warranty, which is priced on the basis of the selling price of the item covered. These extended warranties are provided under an agreement with a third party.


How We Acquire Products


     We believe our ability to acquire computer equipment in large quantities and at favorable prices is a key competitive advantage. We purchase from leasing companies, computer manufacturers, corporate information technology departments and others who look to us to be a reliable channel for disposition of products. In 1998, we acquired approximately 43% of our refurbished equipment, based on purchase price, from 15 leasing companies and corporate end-users. Other sources of our products include independent brokers, federal, state and local governments, liquidators and educational institutions. We receive information about new sources of products from prior contacts, online resources to which we subscribe, advertising, industry publications, trade associations and email and fax bid requests received. We currently have 18 employees who are involved in procuring equipment.


     We do not enter into formal agreements for the purchase of equipment. Our access to sources of equipment is based primarily on relationships which we and our predecessor companies have established over approximately the last eight years. Since product availability is unpredictable, a strong base of vendor relationships is important to our success. We maintain ongoing contact through telephone calls with our vendors to learn when products will become available.


     The average age of the products which we refurbish is approximately 18 months, and the average age of our manufacturer-refurbished products is approximately six months. The average time between our purchase of an item and the completion of refurbishment and sale of that item was approximately 30 days for the nine months ended September 30, 1999. Although we assume inventory and price risk associated with selling these products, we believe our ability to sell our inventory quickly through our website and our other distribution channels justifies the risk. We typically purchase products in large quantities, and frequently make bulk purchases on an "as-is" basis, which can result in significantly lower acquisition cost, although these purchases are without warranties except as to title and quantity of equipment. A small part of a particular shipment may not meet our strict quality standards for products we offer. In those cases, we seek to immediately sell these products in bulk through brokers, which in some cases sell the products internationally. To date, our expenses resulting from writedowns of excess inventory have not been material.

     There are no set formulas for determining the purchase prices we pay to our suppliers. The pricing is usually negotiated for each transaction based on the current market prices for similar equipment, the condition and location of the equipment and the cost and effort anticipated in packing and shipping the equipment.

How We Handle and Refurbish Products

     When we purchase equipment, we usually have responsibility for transportation of the equipment to our warehouse. In some cases we use our own trucks to transport the equipment to our warehouse. After we receive equipment at our warehouse, we follow standard procedures to audit each shipment, including a physical count, an inspection for physical damage and testing of equipment. We then submit any appropriate freight claims or claims against the vendor for shortages or defects which are covered by warranties, if any.

     We have a standardized process for refurbishing equipment, depending on the type of product. For each standard product type, we have detailed procedures under which we identify any aspects or components of the product that do not meet our requirements. If the defect cannot readily be remedied or if the component cannot be replaced on a cost-effective basis, we use the component for parts or otherwise dispose of the defective item.

     For example, the procedure we follow in refurbishing a desktop PC is:

       -  Inspection and testing

           - Physical inspection of the exterior and appearance

           - Interior cleaning

           - Complete erasing of all existing data and software

           - Complete hardware diagnostics

       -  Repair or set aside

           - Replacement of defective components, if any

           - Set aside computers not suitable for repair, to be used for parts

       -  Upgrade and testing

           - Upgrade the computer according to the specifications of the customer work order

           - Test the upgraded hardware

           - Clean the exterior of the computer

           - Label and package the computer


      The time required for the refurbishment process depends on the condition of the equipment.


How We Determine Selling Prices


     We determine our selling prices, both wholesale and retail, on the basis of current market conditions and the number of items we have on hand, as well as our target profit margins for various types of products. In setting the prices, we compare prices of similar new equipment, if any, as well as prices offered by our competitors for similar products over the Internet, in trade publications and in other published advertisements. Given the nature of our products and the rapid technological changes in the industry, we may have to reduce prices over time, and a portion of our inventory may have to be recycled or sold as scrap. However, we take these factors into account when we purchase equipment and we have not to date incurred significant writedowns of inventory. For the nine month period ended September 30, 1999, our inventory writedowns were approximately $95,000.

How We Handle Online Customer Orders

     When a customer places an order through our website, processing of the order is automated, including submission of credit card information for approval. If we receive this approval, we immediately notify the customer that the order has been accepted with an automated e-mail message thanking the customer for the order. If the credit card transaction is declined, we contact the customer by telephone, fax or e-mail.

     On accepted orders, the order is printed automatically and delivered to the appropriate processing department, depending on the product purchased. The product is then taken from the warehouse, on the basis of the product locator shown on the order, and appropriately packed with foam packing, bubble wrap or other packaging material, the computer-generated label is attached and the order is shipped by Federal Express or United Parcel Service or, in the case of wholesale orders, by customer pickup or by truck shipment.

     Customers may also place telephone orders for equipment shown on our website, particularly for larger quantity orders or if the purchaser is itself a reseller or wishes to request a quantity discount. In these cases the use of our website increases efficiency since the customer is familiar with the product description, availability information and pricing before the customer calls us.

     On average, we currently ship products 24 to 48 hours following receipt of the order. We offer our online customers the ability to track their shipments through our website, using tracking numbers provided automatically for each customer shipment.

Internet Sales and Marketing

     We are focusing our marketing strategy on strengthening our brand name, increasing customer traffic to our website and helping consumers understand the value of purchasing refurbished computer equipment. Our marketing strategy consists of establishing relationships with leading online companies, as well as employing various media and promotional activities to achieve these goals.


     Relationships with Online Companies. We have established strategic relationships and cooperative advertising programs with Internet service and content providers, and we intend to build on our existing relationships and establish additional relationships. These relationships can be a source of significant new website traffic and customers, and aid in building brand recognition. Some of these alliances require us to pay either up-front or periodic fees as well as payments based upon a percentage of the net revenue generated through the alliance. We typically enter into these agreements for an initial term of one year, with Intellesale having a right to renew at specified times on specified conditions, or for additional fees and/or increased revenue sharing. Some of our relationships include:


     - OnSale. We have an arrangement with OnSale.com under which OnSale hosts web auctions of Intellesale products. In these web auctions, online bidders are allowed to submit bids according to the time limits and minimum bid amounts shown for the particular item, and the product is sold to the highest bidder. We pay a commission to the company which hosts the auction for us. On completion of each auction, information on the winning bidders is forwarded to us electronically, and we process and complete the entire transaction. We deal directly with the customer, process the credit card transaction, ship directly to the customer and handle any related customer service matters. We retain information relating to the transaction. Links to OnSale appear on our website. This relationship was established by our subsidiary Data Path Technologies in 1996. We believe that we are the primary source for refurbished computer equipment available on OnSale.com.

     - Amazon. We have an arrangement with Amazon, under which customers can buy products we have listed on the new Z-Shops area of their website.
       We pay Amazon for listing these products. Each listing contains information about the product and a link to other products sold by us on the Z-Shops site.


In June 1999, we entered into an agreement with FlashNet Communications, Inc., under which we jointly promoted refurbished computers and Internet services. Under this program, FlashNet paid us to provide a free refurbished personal computer to each FlashNet customer who agreed to a 24 to 36 month service agreement to use the FlashNet Internet service. We recognized approximately $9.5 million in revenues through the program through September 30, 1999. FlashNet has discontinued its program of offering a free refurbished personal computer to its customers in November 1999. We have agreed with FlashNet to terminate our arrangement with them as part of a settlement of litigation initiated by FlashNet against us and relating to the program, which litigation and settlement are described under "Intellesale.com, Inc. - Legal Proceedings".


     Internet Advertising. We have not spent significant amounts on advertising or promotion of the Intellesale.com brand name. We intend to use a portion of the proceeds from this offering to increase our advertising and promotional activities, including online advertising. We will attempt to maximize the return from promotional expenditures by choosing advertising media based on the cost relative to the likely audience and ability to generate increased traffic on our website. We intend to place advertisements on specific sites which offer product reviews and allow price comparisons, such as ZDNet. We also will target high-profile and high-traffic portal websites, such as Excite, Yahoo!, Lycos and Go2Net. These advertisements will usually take the form of banner ads that encourage readers to click through directly to our website.

     We also plan to offer the sites on which we advertise reciprocal links on our website. Our goal is to use these programs to increase our brand awareness, educate consumers about the benefits of refurbished computer ownership, obtain favorable percentages of click-throughs and convert those click-throughs to sales. We currently have in place the following arrangements for Internet advertising:

     - Yahoo! We have entered into an agreement with the Yahoo! Internet portal for banner advertising of Intellesale, which is renewable on a monthly basis.

     - Lycos. We have entered into an agreement with the Lycos Internet portal under which, for a one year period starting May 1999, we are paying a fee to be a featured vendor for refurbished computers on the Lycos website. We will also appear in at least one million banner impressions on Lycos during that period.

     Customer Electronic Mail Broadcasts. Intellesale markets to its own base of customers through e-mail broadcasts. All customers purchasing through our website are invited to join our electronic mailing list. At least once each month, we send an e-mail message announcing new items available, special products available, site changes and new features. We maintain a policy of sending only solicited e-mail, and a customer can remove his or her name from our mailing list at any time.

Internet Wholesale


      In our Internet wholesale business, we sell our products to other Internet companies that remarket these products on their websites. Some of our Internet wholesale customers include ValueAmerica, uBid.com, Bid.com, CyberianOutpost and OnSale.com. We are gradually transitioning away from this wholesale distribution business in order to focus on selling products directly through our website. Bostek accounted for all of our Internet wholesale revenue.


The Intellesale.com Experience

     Browsing. We categorize the products that we offer at Intellesale.com into a simple set of categories and sub-categories. By clicking on the category name, the consumer can quickly target products of interest. The major categories offered on our opening page are "Refurbished Equipment," "New
Equipment," "Make Us an Offer" and "Parts and Kits." Our website also displays a number of featured specials plus links to information about our customer service, tech support, terms and conditions of sale, contact information for persons wishing to sell used equipment and a button to check out all purchases.

     Depending on whether the customer chooses to shop for refurbished or new equipment, the screen presents a list of product groups, including notebooks, computers and monitors. Within each product category there are further subcategories, and the user can choose to display items based on characteristics such as manufacturer or processor speed.

     Searching. At each product screen, we provide a search tool that allows customers to search by keywords they may enter, such as the manufacturer or product type. Customers also have the option to select "Shop Your Way," which allows them to search for products on our website by category (computers, notebooks, monitors), type (new, refurbished or both) and price range.


      Products on Hand. The inventory offered on our website changes daily based on our purchases and sales of equipment. We also offer a full line of new products, through arrangements we have made with another online vendor, whose catalog is directly linked with our website. Purchases from this vendor are made under separate purchase orders, and we have no written agreement relating to this arrangement. For each purchase from this vendor, we receive a percentage commission.

      We generally do not include operating systems or software with our refurbished products, although we offer Windows installation as an option.


     Warranty. We provide a minimum six month warranty for most products we sell which are not covered by manufacturer warranties. In addition, we offer our customers the opportunity to purchase an extended warranty, which is priced on the basis of the selling price of the item covered. These extended warranties are provided under an agreement with a third party.


     Product Information and Ordering. For many of our products, the customer can access detailed information, such as a description, system requirements and a photo, by clicking on the item. To purchase products, customers simply click on a button to add products to their virtual shopping baskets. Customers can add and subtract products from their shopping baskets as they browse, just as in a physical store. To execute orders, customers click on the "Buy Now" button, are prompted to select quantity of products and are shown final product price and shipping costs. The customer then reviews the pricing information and adds the item to the shopping cart, and is shown the current status of the shopping cart and total purchases. The customer can choose to check out from any screen, and is then presented with warranty and return policy information, and options for purchasing extended warranties. The customer is then prompted to supply shipping and credit card details. Prior to finalizing an order, an order confirmation is displayed showing the final pricing and shipping information. Our system automatically confirms each order via e-mail. Although it does not occur frequently, if a product selected is on backorder, our personnel will contact the customer and inquire whether the customer wishes to wait until the selected product is available or assist the customer in making an alternative purchase.

     Customer Service. The customer service area of our website contains information about shopping for, ordering and returning products. We currently have 12 customer service agents who are available to answer customer questions about products and the shopping process. Our customer service hours are 9 a.m. to 6 p.m. Eastern time, Monday through Friday, and we have made arrangements for a customer service center to answer calls in case all of our agents are busy. Calls received during non-business hours are routed to the call center, and calls are returned on the next business day. Customers also have the ability to check the status of an order directly on our website.

     Future Enhancements and Improvements. We intend to continue enhancing the Intellesale.com experience through ongoing upgrades and improvements to our website. We have completed the combination of Bostek's PickADW.com website with our Intellesale.com website. The combined website is Intellesale.com, and visitors to PickADW.com are automatically redirected to the combined website. We plan to add new features to the website which will:

          - allow users to compare prices of refurbished products available on our website with those of comparable new products;

          - allow users to indicate their areas of interest and customize the Intellesale.com experience for those users by directing them to pages showing products and services that match their areas of interest; and

          - track page views and purchases of registered users, and customize the featured items and menu selections so that customers do not have to input their areas of interest each time they access the website.

Technology and Systems

     Intellesale has implemented a broad array of website management, search, customer support, transaction-processing and fulfillment systems using a combination of proprietary technologies and commercially available, licensed technologies. Our website is built on industry standard technologies, including two Sun Microsystems servers. The Microsoft NT 4.0 operating system, running Active Server Pages technology and Microsoft SQL Server, performs the user interface, ordering and customer communication functions.

      We believe our website can survive the failure of one server with little or no downtime. We currently have the capacity to support up to one million hits per hour through a high capacity connection to the Internet, with redundancy to protect against interruptions if the primary connection becomes unavailable. Capacity can be quickly and easily expanded without substantial additional development. Our policy is to run key systems at no more than 60% of capacity. When our website traffic exceeds 60% of our current capacity, we plan to increase our Internet connection and server capacity to handle up to three million hits per hour.

     We handle back-end transaction processing primarily through our custom designed software. Our system accepts and validates orders, processes orders with multiple vendors, receives product and assigns it to customer orders, manages shipments and multiple shipment methods, credit card transaction processing and automated customer communications and allows the customer to choose whether to receive single or multiple shipments based on availability.

     Cube Computer Corporation, an Internet service provider with two redundant facilities located in Hawthorne, N.Y. and in Jersey City, N.J., provides us with redundant Internet connections to multiple Internet access points, a secure physical environment, climate control and redundant power. In addition, Cube provides us with 24 hour a day, seven day a week system monitoring. Cube currently hosts our wide area network operations in its Hawthorne, N.Y., and we believe Cube has the capacity to support our foreseeable growth.

Traditional Commerce

     In our traditional commerce business, we provide leasing, remarketing and parts-on-demand for mainframe and midrange systems to industrial, commercial and retail organizations. We also purchase electronic components for demanufacturing and reclamation of precious metals, steel, aluminum and copper.

      We have traditionally sold these products through direct marketing, catalogs and telephone orders from brokers and retail clients. We expect to continue making sales through these channels, but at a decreasing rate as we continue our focus on selling our products on the Internet.

      In our traditional commerce business, we also offer our corporate customers the ability to hire us as consultants to do custom programming and the ability to lease electronic equipment through a third party leasing company. In addition, we provide leasing and rental services of computers and electronic equipment for meetings and conventions. We expect the service and leasing business to remain relatively constant in terms of revenue and profitability.

      We intend to migrate our traditional commerce business to the Internet to the extent feasible. We believe that the customers in our traditional commerce businesses desire to transact business over the Internet and that the migration of these businesses to the Internet will increase the potential market opportunities available to us, by allowing us to present a wider selection of products which are likely to be of interest to these customers and allowing them to easily select and purchase additional products.


     As we migrate our traditional commerce business to the Internet, we plan to display our entire available inventory for our wholesale products, mainframe and midrange parts and accessories on our website. We have traditionally sold these products through direct marketing, catalogs and telephone orders. Under the traditional model, a customer would call us to purchase a particular item, and may not be aware of the entire range of products which we have available. As we introduce our wholesale customers to our website, we plan to give them access to password-protected areas of our website which will be customized by product line and type of customer. As part of an automated registration process, we intend to gather basic information about customers' businesses and areas of interest. Based on this information and the customers' purchase history, we plan to highlight products which may be of interest to them or direct them to additional parts, accessories or features which are compatible with their existing equipment. We may also include a pricing feature for certain items which will display increasing price discounts for customers based on the volume of their purchases of particular items. The website information will also provide them with telephone numbers for priority access to our personnel for transactions which cannot be completed directly through our website.

Competition

     While we are not aware of another company which operates in all of our business areas, we face intense competition in each area of our business, and many of our competitors have greater resources than we have. As we focus our efforts on building our Internet business, we expect to face increased competition from other companies that have an established Internet presence and from other companies which are expanding into e-commerce.

     The primary competitors we have identified include the following:

          . major manufacturers of computer equipment such as Compaq, Dell and IBM, which offer both refurbished and new equipment through their own websites;

          . traditional store-based computer retailers, such as Best Buy, Circuit City, CompUSA and Gateway Country; and

          . other online competitors, such as the Boston Computer Exchange, Buy.com, Cyberian Outpost, Egghead.com, Fairmarket.com, OnSale, uBid and Value America.

     Many computer manufacturers and traditional retailers sell directly through their own websites, and a number of them have established websites specifically for refurbished and off-lease equipment. In addition, Internet portals and online service providers that feature shopping services, such as Yahoo!, Excite, Lycos and America Online, also sell refurbished and new computer equipment.

     The principal competitive factors affecting our market are the ability to secure large volumes of products at favorable prices, to attract customers at favorable customer acquisition costs, to operate our website in an uninterrupted manner and with acceptable speed and to offer attractive product pricing to consumers. We believe our relationships with our vendors is a competitive advantage for Intellesale, and that our ability to acquire many different types of equipment in large quantities through our established vendor relationships provides us with a significant competitive advantage both with consumers and vendors.


     Until we complete phasing out our Internet wholesale business, in which we bulk wholesale products to other Internet companies that remarket these products on their websites, we will also face competition from those companies in direct retail sales to consumers.


     Many traditional store-based and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these competitors already have an established brand and can devote substantially more resources to website development, increasing brand recognition and product sourcing than we can. In addition, larger, well-established and well-financed entities may join with online competitors or computer manufacturers or suppliers as the use of the Internet and other online services increases.

     Our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently or adopt more aggressive price or inventory availability policies than we can. Traditional store-based retailers also enable customers to see and test products in a manner that is not possible over the Internet.

Employees


     As of November 9, 1999, we had a total of 377 full-time employees. We also use independent contractors and temporary employees on an as-needed basis. None of our employees is represented by a labor union, and we consider our labor relations to be good.


     As we continue to consolidate the businesses we have acquired in recent years, we expect to eliminate redundant positions. However, we expect that the overall number of employees will increase as our business continues to grow. We expect, in particular, to add employees in our technical support services area and in our warehouse operations.

Intellectual Property

     We have been granted a registered service mark for the name "Intellesale." We also have rights to the "Intellesale.com" and "PickADW.com" domain names, as well as rights to two other domain names, which are not related to our current businesses and which we do not expect to use.

Facilities


     At November 9, 1999, we leased a total of approximately 244,000 square feet for our operations. Of this space, 28,000 square feet is used for office facilities and 216,000 square feet is for factory/warehouse use. These leases expire at various dates through 2004.


     Our primary operations are conducted at our newly-leased facility in Lincoln Park, New Jersey, which is also our corporate headquarters.

     Our current leased properties are:



Location                     Size                               Description
--------------------------------------------------------------------------------
Lincoln Park, New Jersey     135,750 s.f.                    Headquarters,
                             warehouse/distribution; 8,000     warehouse and
                             s.f. office space                 operations center

Pleasantville, New York      21,000 s.f. warehouse; 3,000    Technical service
                             s.f. office space                 center, customer
                                                               service center
                                                               and warehouse

Hayward, California          20,000 s.f.                     Warehouse

Dallas, Texas                1,400 s.f.                      Office

Cherry Hill, New Jersey      3,400 s.f.                      Sales office

Newtown, Pennsylvania        2,825 s.f.                      Sales office

Syosset, New York            240 s.f.                        Sales office

Minneapolis, Minnesota       2,000 s.f.                      Sales office

     We also lease space in various other locations, representing a total of 46,700 additional square feet, under leases which expire at various times from November 1999 through December 2000. Most of the operations at these locations are being moved to our new headquarters in Lincoln Park, New Jersey. The aggregate lease obligations for the remaining lease terms at these locations are approximately $83,000. We do not intend to renew these leases when they expire.


     Our current total lease obligations are $1.6 million per year.

Legal Proceedings


     On November 11, 1999, we were advised that FlashNet Communications, Inc. had initiated litigation against us relating to the program under which FlashNet paid us to provide a free refurbished personal computer to each FlashNet customer who agreed to a service agreement to use the FlashNet Internet service. As described below, this dispute has been resolved.

     In its complaint, FlashNet asserted that we had breached our agreement with FlashNet in failing to supply computers to FlashNet customers within the time requirements and the quality requirements of our agreement with FlashNet, and in failing to provide customer support in accordance with the agreement. FlashNet claimed damages based on these alleged failures in unspecified amounts, and disputed each outstanding invoice submitted by Intellesale to FlashNet in the aggregate amount of approximately $2.9 million.

     On November 22, 1999, we settled the litigation with FlashNet. Under this settlement:


      - FlashNet and Intellesale released each other from all claims and liabilities relating to our agreement with FlashNet except the obligations under the settlement agreement.

      -    Our agreement with FlashNet was terminated.

      - FlashNet agreed to pay all of our outstanding invoices, aggregating $2.9 million, by November 23, 1999.

      - We agreed that our three-year warranty for each of the approximately 35,000 computers we sold under our agreement with FlashNet will remain in effect. Under these warranties, we will replace any of these computers which fail, within three years from the date of delivery, at our cost.

      - We will sell up to 5,000 new personal computers to FlashNet for $400 each, of which $100 will be paid in cash and the remaining $300 will be paid in the form of a $300 advertising credit, which we will use to compensate FlashNet for promoting Intellesale to its customers who receive these personal computers, by including our promotional disk disk and/or pamphlet with the computers. Although FlashNet is not obligated to purchase these computers, we expect that they will be sold to FlashNet over a period of approximately 12 months.

           We expect these computers to be sold to FlashNet over a period of approximately 12 months.

      - We will furnish replacement computers or computer components to up to approximately 1,080 FlashNet customers who received computers under our agreement with FlashNet and who have submitted claims.

      - We have provided a performance bond to FlashNet in the amount of $3.0 million to secure performance of our obligations under the settlement agreement.

     In settling this matter, neither Intellesale nor FlashNet has admitted liability to the other.

     As a result of this settlement, we expect to incur advertising expense under the promotional program related to the additional computers we are selling to FlashNet in the amount of up to $1.5 million. The advertising program with FlashNet will be part of the $10 million increase in advertising and other marketing efforts during the 12 months following the offering being funded with a portion of the proceeds of this offering. We cannot assure you that the FlashNet advertising program will be a cost-effective use of our funds.

     We are a party to various other legal actions, either as plaintiff or defendant, which have arisen in the ordinary course of our business. In the opinion of management, none of these proceedings, if adversely determined, would have a material adverse effect on our business.


                                  MANAGEMENT

Our Directors and Executive Officers

     Our directors and executive officers are as follows:


           Name              Age                     Position
-------------------------------------------------------------------------------
Marc Sherman                  36   Director, President and Chief Executive
                                    Officer
Edward L. Cummings            50   Director, Executive Vice President, Chief
                                    Financial Officer and Secretary
Garrett A. Sullivan           64   Director
Constance K. Weaver (1)(2)    47   Director
David A. Loppert              45   Director
Alexander H. Good (2)         49   Director
Timothy C. O'Brien (1)        51   Director
Charles D. Newman             35   Executive Vice President and Chief Operating
                                    Officer
Joseph S. Keats               36   Vice President Sales and Marketing


__________________
(1) Member of audit committee
(2) Member of compensation committee

    Marc Sherman has served as a director and President and Chief Executive Officer since the inception in December 1994 of our predecessor, Universal Commodities Corp., which was merged into Intellesale in July 1999. Mr. Sherman founded Universal Commodities and subsequently sold 80% of its stock to Applied Digital Solutions in November 1996. He was appointed Vice President of Applied Digital Solutions in April 1998 and Senior Vice President in March 1999, positions from which he resigned effective August 9, 1999. For ten years prior to 1994, he served in key positions in various family businesses. He has over ten years of experience in marketing, operations and executive management.

     Edward L. Cummings has served as Executive Vice President, Chief Financial Officer and Secretary of Intellesale since July 1999. He joined our predecessor company Universal Commodities Corp. in October 1995 as controller and was elected to the board of directors in January 1997. From September 1994 to October 1995 he owned TCC, Inc., an operator of several retail gift shops. From December 1981 to September 1994 he was Chief Financial Officer and Treasurer of Albert E. Price, Inc., a giftware import and export company.

     Garrett A. Sullivan has served as a director of Intellesale since
December 1998. He has served on the board of directors of Applied Digital Solutions since August 1995 and has been Applied Digital Solutions' President and Chief Operating Officer since February 1997. He was Applied Digital Solutions' acting Chief Financial Officer from March 1995 to February 1997. From 1993 to 1994 he was an Executive Vice President of Envirobusiness, Inc., an environmental consulting firm.

     Constance K. Weaver has served as a director of Intellesale since January 1998. She has been a member of Applied Digital Solutions' board of directors since June 1998. Since 1996, Ms. Weaver has been Vice President, Investor Relations and Financial Communications for AT&T Corporation. From 1995 through 1996 she was Senior Director, Investor Relations and Financial Communications for Microsoft Corporation. From 1993 to 1995 she was Vice President, Investor Relations, and from 1991 to

1993 she was Director of Investor Relations, for MCI Communications, Inc.
Ms. Weaver is a director of Primark Corporation, the National Investor Relations Institute and Buy & Hold.com. Ms. Weaver is the sister-in-law of our President and Chief Executive Officer, Marc Sherman.

     David A. Loppert has served as a director of Intellesale since December 1998. He has been the Vice President, Treasurer and Chief Financial Officer of Applied Digital Solutions since February 1997. From 1996 to 1997, he was Chief Financial Officer of Bingo Brain, Inc., a manufacturer of handheld computer devices. From 1994 to 1996, he was Chief Financial Officer of C.T.A. America, Inc. and Ricochet International, L.L.C., both footwear retailers. Mr. Loppert started his financial career with Price Waterhouse in 1978 where he advanced to the position of Senior Manager.


     Alexander H. Good has served as a director of Intellesale since August 1999. Mr. Good is Chief Executive Officer of @Link Networks, Inc., a data competitive local exchange carrier. Prior to joining @Link in August 1999, Mr. Good was Executive Vice President, Strategy and Corporate Development of Bell Atlantic Corporation since 1994. Prior to this position, Mr. Good served as Corporate Senior Vice President, Strategic Planning and Corporate Development and as President and Chief Executive Officer of Bell Atlantic International, Inc. Prior to joining Bell Atlantic, Mr. Good was Senior Vice President of Mobile Telecommunications Technologies Corporation and President of MTEL International. He has served or is currently serving as a director of several companies, including Bell Atlantic Europe, S.A., Bell Atlantic International-Italia S.r.L., Bell Atlantic International Ventures, Inc., Bell Atlantic Puerto Rico, Inc., Infostrada, S.p.A. and Sodalia S.p.A.

     Timothy C. O'Brien has served as a director of Intellesale since November 1999. Mr. O'Brien has been Vice President and Chief Financial Officer of Ziff-Davis, Inc., a technology media company, since 1995. From 1985 to 1994, Mr. O'Brien was Chief Financial Officer of Reed Elsevier Inc. and Reed Publishing USA, publishing and information providing companies. From 1992 to 1994, he was also Executive Vice President of Cahners Publishing Company, a publisher of business to business and special consumer magazines, which he joined in 1980. From 1970 to 1980, Mr. O'Brien was employed by PricewaterhouseCoopers LLP.


     Charles D. Newman has served as Executive Vice President and Chief Operating Officer of Intellesale since January 1999. He joined Universal Commodities in September 1996 as Vice President. From 1992 to 1996, Mr. Newman was the president and founder of Nu-Blind Inc., a window treatment company. From 1988 to 1992, he served as president of Phoenix Abatement, Inc., a national asbestos and waste removal company.

     Joseph S. Keats joined Intellesale in May 1998 as Vice President - Sales and Marketing. From 1996 to 1998, he was General Manager of the Budget Car Group retail sales division in Philadelphia, Pa. He was the President and General Manager of Keats Ford from 1985 to 1996, when he sold this business.


Board of Directors' Committees

     We have established an audit committee and a compensation committee of our board of directors, effective upon completion of this offering.

     Our audit committee will recommend for approval by the board of directors a firm of certified public accountants to audit our financial statements. The audit committee will also monitor the effectiveness of the audit effort, our internal and financial accounting organization and controls and financial reporting.

     Our compensation committee will administer our 1999 Flexible Stock Plan, including the review and grant of benefits to officers and other employees under the plan, and will recommend the adoption of new plans. The compensation committee will also review and approve our other compensation policies and matters and will review and approve salaries and other matters relating to our executive officers. The compensation committee will review all senior corporate employees after the end of each fiscal year to determine compensation for the subsequent year.

Director Compensation

     We reimburse each member of our board of directors for out-of-pocket expenses incurred in connection with attending board meetings. In addition, each of Mr. Good and Mr. O'Brien has been 7,500 shares of restricted common stock for nominal consideration, with restrictions that lapse after one year of service on the board, and has received an option to purchase 75,000 shares of our common stock, exercisable at the initial public offering price beginning on the first anniversary of such director joining the board of directors. The restricted stock awards will be valued at the expected initial offering price of $9.00 per share, or a total of $135,000. This amount will be recognized as expense over one year from the grant date. The options become exercisable in three equal annual installments. Each of our directors who is not an employee or affiliate of Intellesale is paid $2,000 for each board meeting attended and $1,000 for each committee meeting attended.


Executive Compensation

     The following table sets forth certain summary information concerning the total remuneration paid in to our President and Chief Executive Officer and each of our other executive officers whose compensation exceeded $100,000 in fiscal year 1998. For periods prior to July 1999, when Intellesale began operations, this compensation was paid to these executives in their capacities as employees of Universal Commodities Corp., one of the predecessors of Intellesale.


                          Summary Compensation Table

                                                                                                           Long-Term
                                                           Annual Compensation                           Compensation
                                        -------------------------------------------------------------  ----------------
           Name and                                                                   Other Annual
       Principal Position               Year          Salary           Bonus          Compensation          Options
-----------------------------------------------------------------------------------------------------------------------
Marc Sherman                            1998          $129,808         $114,900            $60,279(1)        400,000(2)
 President and Chief Executive          1997           125,000               --             50,941(1)      1,060,000(2)
 Officer                                1996            67,215               --                 --            50,000(2)

Edward L. Cummings                      1998            77,885           76,600             55,664(3)             --
 Executive Vice President and Chief     1997            75,000               --             45,054(3)      1,040,000(4)
 Financial Officer                      1996            56,538               --                 --            33,500(4)

Charles D. Newman                       1998           104,000           19,150              1,237(5)             --
 Executive Vice President and Chief     1997            70,000               --              7,200(5)        300,000(6)
 Operating Officer                      1996            13,846               --                 --            10,000(6)

_______________

     (1) For 1998, includes $5,779 in leased vehicle payments and $54,500 in finders fee payments paid by Applied Digital Solutions in connection with acquisitions made by Applied Digital Solutions that were initiated by Mr. Sherman or in which Mr. Sherman was instrumental. For 1997, includes $5,887 in leased vehicle payments and $45,054 in finders fee payments paid by Applied Digital Solutions in connection with acquisitions made by Applied Digital Solutions that were initiated by Mr. Sherman or in which Mr. Sherman was instrumental.

     (2) For 1998 and 1996, consists of options granted by Applied Digital Solutions under its 1996 Non-Qualified Stock Option Plan. For 1997, includes 1,000,000 options granted by our predecessor, Universal Commodities, under its 1997 Stock Option Plan and 60,000 options granted by Applied Digital Solutions under its 1996 Non-Qualified Stock Option Plan.

     (3) For 1998, includes $1,164 in leased vehicle payments and $54,500 in finders fee payments paid by Applied Digital Solutions in connection with acquisitions made by Applied Digital Solutions that were initiated by Mr. Cummings or in which Mr. Cummings was instrumental. For 1997, consists of finder's fee payments paid by Applied Digital Solutions in connection with acquisitions made by Applied Digital Solutions that were initiated by Mr. Cummings or in which Mr. Cummings was instrumental.

     (4) For 1997, includes 1,000,000 options granted by our predecessor, Universal Commodities, under its 1997 Stock Option Plan and 40,000 options granted by Applied Digital Solutions under its 1996 Non-Qualified Stock Option Plan. For 1996, consists of options granted by Applied Digital Solutions under its 1996 Non-Qualified Stock Option Plan.

     (5) For 1998, consists of leased vehicle payments. For 1997, consists of finders fee payments paid by Applied Digital Solutions in connection with acquisitions made by Applied Digital Solutions that were initiated by Mr. Newman or in which Mr. Newman was instrumental.


     (6) For 1997, consists of 300,000 options granted by our predecessor, Universal Commodities, under its 1997 Stock Option Plan. For 1996, consists of options granted by Applied Digital Solutions under its 1996 Non-Qualified Stock Option Plan.

Stock Options

      None of the executive officers named in the summary compensation table received options to purchase our common stock in 1998. The following table contains information concerning grants of stock options in 1998 under Applied Digital Solutions' 1996 Non-Qualified Stock Option Plan to each of those officers in connection with their employment by Intellesale:

                           Applied Digital Solutions
                       Option Grants In Last Fiscal Year

                                                Individual Grants
                          ------------------------------------------------------------------------
                             Number of           % of Total
                             Securities           Options             Per
                             Underlying          Granted to          Share                              Grant Date
                              Options            Employees          Exercise          Expiration         Present
Name                          Granted            in 1998(2)          Price              Date             Value (3)
----------------------------------------       -------------------------------------------------------------------------
Marc Sherman                 200,000 (1)            3.7%           $  2.16          December 2004        $254,000
                             200,000 (1)            3.7%              2.19          December 2004        $254,000
Edward L. Cummings              --                  --                 --                      --             --
Charles D. Newman               --                  --                 --                      --             --

___________________
(1) These options are exercisable over a ten-year period beginning with the first anniversary of the grant date.
(2) Represents the percentage of options granted to employees of Applied Digital Solutions in 1998.
(3) Based on the grant date present value of $1.27 per option share that was derived using the Black-Scholes option pricing model in accordance with rules and regulations of the Securities and Exchange Commission. This is not intended to forecast future appreciation of Applied Digital Solutions' common stock price. The Black-Scholes model was used with the following assumptions: dividend yield of 0%; expected volatility of 43.69%; risk-free interest rate of 4.74%; and expected lives of five years.

Fiscal Year-End Option Values

     The following table sets forth information with respect to each of the executive officers named in the summary compensation table concerning their unexercised Intellesale options held on December 31, 1998. No options were exercised during 1998. All options listed become fully exercisable upon the completion of this offering.


                                   Number of Securities Underlying                 Value of Unexercised
                                         Unexercised Options                      In-The-Money Options at
                                          at Year End 1998                            Year End 1998 (1)
                               ---------------------------------------------------------------------------------
           Name                    Exercisable         Unexercisable          Exercisable        Unexercisable
----------------------------------------------------------------------------------------------------------------
Marc Sherman                        1,000,000              --                    $ 8,150,000           --
Edward L. Cummings                  1,000,000              --                      8,150,000           --
Charles D. Newman                     300,000              --                      2,445,000           --

______________________

(1) The dollar values have been calculated by determining the difference between the fair market value of the securities underlying the options at December 31, 1998 and the exercise prices of the options. Solely for purposes of determining the value of options at December 31, 1998, we have assumed that the fair market value of shares of common stock issuable upon exercise of options was $9.00 per share, the assumed initial public offering price, since the common stock was not traded in an established market before the offering.

Employment Agreements

          Effective July 1, 1999, we entered into employment agreements with Marc Sherman, Edward L. Cummings, Charles D. Newman and Joseph S. Keats. The initial term of each agreement ends on June 30, 2004, subject to extension in the case of Mr. Sherman as described below. Mr. Sherman's base compensation is initially $400,000 per year, which will be reduced to $280,000 per year upon completion of this offering. He will also be entitled to receive a minimum annual bonus based on the annual earnings of Intellesale before interest, taxes, depreciation and amortization as a percentage of the budgeted amount and the annual net revenue of Intellesale as a percentage of the budgeted amount. Each such percentage will be multiplied by $125,000 to determine his minimum bonus. The agreements of the other executives provide for base compensation as set forth in the table below, and each is also entitled to a minimum bonus as indicated in the table. Any bonus in excess of the minimum bonus will be at the discretion of the board of directors.


           Executive            Base Salary           Minimum Bonus
         ----------------------------------------------------------------
          Edward L. Cummings    $280,000                  $70,000
          Charles D. Newman     $280,000                  $70,000
          Joseph S. Keats       $150,000                  $37,500

     In addition, each of the agreements requires Intellesale to make severance payments to the executive in the event of a change of control, as defined in the agreements. A change of control under the agreements generally means:

          - the acquisition by any person or entity of (1) more than 20% of our outstanding shares of voting stock without the approval of the board of directors, or (2) more than 50% of such shares with the approval of the board, in either case through a tender offer, exchange offer or otherwise;

          - the sale or other disposition of all or substantially all of our assets unless before the sale our stockholders own at least 50% of the voting stock of the purchaser, and the purchaser assumes our obligations under these agreements;

          - a merger or consolidation after which our stockholders own less than 50% of the voting stock of the surviving entity; or

          - any time during any two-year period in which individuals who constituted the board of directors at the start of such period, or who were elected after being nominated by individuals who constituted at least two-thirds of the board at the start of this period, do not constitute at least 50% of the board for any reason.

     In the case of Messrs. Cummings, Newman and Keats, the severance payment would not be payable unless Mr. Sherman was also no longer our chief executive officer. Each executive, at his sole option and discretion, may terminate his employment at any time upon 15 days' notice within one year after any change of control. In this event, or if the executive's employment is terminated other than for cause within one year of a change of control, we would be obligated to pay to the executive, within one month after termination, a severance payment equal to three times his average annual compensation for the previous five years, minus $1.00. The amounts of these severance payments would be reduced if their payment would result in an additional special tax to the executive.

     Any changes in stock ownership resulting from this offering or changes in Intellesale's board of directors within two years after this offering will not trigger the change of control provisions in these agreements.

     Each of these agreements also provides that the executive officer will not engage in any business competitive with our business or own more than 5% of any such business for three years after termination of employment with Intellesale.


     In addition to the above, Mr. Sherman's agreement provides for automatic one-year extensions to the employment term at the end of each contract year unless either party gives notice at least 30 days prior to the end of such contract year that the agreement will no longer be extended. Mr. Sherman also receives $5,000 per month for personal expenses. In the event Mr. Sherman is terminated for any reason except a material breach of his employment agreement, he is entitled to receive for three years following such termination an amount equal to his highest annual compensation in any 12-month period during the term of his agreement. This amount would be reduced by any change of control payments described above.


     In August 1999, Mr. Sherman purchased a residence and obtained a mortgage loan through an unaffiliated commercial bank in the amount of approximately $1,250,000. Applied Digital Solutions guaranteed the loan. This satisfied the agreement of Intellesale in Mr. Sherman's employment agreement to provide such a guarantee. Mr. Sherman has agreed to indemnify Applied Digital Solutions for any amounts which it is required to pay under the guarantee, and his agreement is secured by a pledge of other real estate he owns.

1997 Non-Qualified Stock Option Plan

     In 1997, Universal Commodities adopted a Non-Qualified Stock Option Plan. Intellesale assumed the plan following the merger of Universal Commodities into Intellesale in July 1999. Options to purchase a total of 5,450,000 shares are outstanding under this plan, and are exercisable for ten years from the date of the grant. The exercise price under each of the options is $0.85 per share. We do not intend to issue any future options under this plan.

     This plan was a long-term plan designed to link rewards with stockholder value over time. Stock options were granted to aid in the retention of employees and to align the interests of employees with stockholders. The value of the stock options to an employee increases as the price of our stock increases above the fair market value on the grant date, and the employee must remain in our employ for the period required for the stock option to be exercisable, which provides an incentive to remain with us.

1999 Flexible Stock Plan

     In May 1999, our board of directors and Applied Digital Solutions, as our majority stockholder, approved our 1999 Flexible Stock Plan. The flexible plan is intended to attract, retain, motivate and reward employees and other individuals and to encourage ownership by employees and other individuals of our common stock. The flexible plan provides for benefits to be awarded in the form of incentive stock options, non-qualified stock options, stock appreciation rights, performance shares, restricted stock, cash awards, and other stock based awards. Benefits under the flexible plan may be granted only to:

          - persons who are our employees, members of our board and employees and owners of entities which are not affiliated with us but which have a direct or indirect ownership interest in us or one of our affiliates;

          - individuals who, and employees and owners of entities that, are our or one of our affiliate's customers or suppliers;

          - individuals who, and employees and owners of entities that, render services to us or one of our affiliates; and

          - individuals who, and employees and owners of entities that, have ownership or business affiliations with any individual or entity previously described.

     The flexible plan will be administered by our compensation committee, which has complete authority to determine the terms, conditions and provisions of, and restrictions relating to, and to grant, the benefits under the plan.

     The number of shares of our common stock which may be issued in connection with benefits granted under the flexible plan is initially 2,500,000 shares, plus an annual increase, effective on the first day of each calendar year commencing January 1, 2001, of 5% of the number of outstanding shares of common stock as of the first day of such calendar year, but not more than 7,500,000 shares in the aggregate. If there is any change in our common stock, the number and class of shares available under the plan, and/or the price thereof, will be appropriately adjusted. There are currently 2,335,000 shares available for grant under the plan.


     Options granted under the flexible plan which are intended to qualify as incentive stock options must be exercised within ten years of the date of grant or the expiration date set forth in the option grant, if earlier, subject to earlier option expiration upon termination of the holder's employment, disability or death. The exercise price of all options intended to qualify as incentive stock options must be at least equal to the fair market value of the underlying shares of common stock on the date of the grant, and the exercise price of other options must be at least 85% of the fair market value of the shares on the date of grant. Incentive stock options granted to any participant who owns 10% or more of our outstanding common stock must have an exercise price equal to or exceeding 110% of the fair market value of a share of common stock on the date of the grant and must not be exercisable for longer than five years.

     A participant who is granted a stock appreciation right under the flexible plan has the right to receive an amount equal to the difference between the fair market value of a share of stock on the date of grant of the stock appreciation right and such value on the date of its payment. Under the flexible plan, a participant may also be awarded performance shares, under which the participant may receive a grant of shares of our common stock or cash equal to the fair market value of those shares that is contingent upon achieving targeted profit or performance objectives established by the committee. In addition, the committee may make restricted stock awards under the flexible plan. Restricted stock granted under the flexible plan is subject to the terms and conditions, and carries the voting, dividend and other ownership rights, in each case as determined by the compensation committee.

      We have granted 7,500 shares of restricted stock and nonqualified options to purchase 75,000 shares of our common stock under the flexible plan to each of Mr. Good and Mr. O'Brien, who are members of our board of directors. The exercise price under each option will be equal to the initial public offering price in this offering. No other options, performance awards, stock appreciation rights, restricted stock awards or other awards are outstanding under the flexible plan.

     Our board of directors may amend or terminate the plan, but the board may not amend the plan without the approval of our stockholders, if such amendment would:

          - cause the options which are intended to qualify as incentive stock options to fail to qualify as incentive stock options;

          - cause the plan to fail to meet the requirements of Rule 16b-3 of the Exchange Act; or

          -   violate applicable law.

     In the event of a change in control, our board of directors or its committee may provide such protection as it deems necessary to maintain a participant's rights, including:

          - providing for the acceleration of any time periods relating to the exercise or realization of any benefit;

          - providing for the purchase of a benefit upon the participant's request for an amount in cash equal to the amount which could have been attained upon the exercise or realization of the benefit had it been currently exercisable or payable;

          - making such adjustment to the outstanding benefits as the committee deems appropriate; and/or

          - causing the outstanding benefits to be assumed, or new benefits substituted therefor, by the surviving corporation.


Compensation Committee Interlocks and Insider Participation

     Before the closing of this offering, all matters concerning executive officer compensation were addressed by the entire board of directors because we did not have a compensation committee. Messrs. Sherman and Cummings were directors and executive officers during that period and, as directors, participated in deliberations regarding executive compensation.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Acquisition of Minority Interests



     Intellesale is the successor to a number of businesses that were acquired primarily through the use of the common stock of our principal stockholder, Applied Digital Solutions. In most cases, Applied Digital Solutions purchased 80% of the stock of the businesses acquired. In addition, Applied Digital Solutions generally agreed to make earn-out payments to the sellers of the businesses acquired, including instances where Applied Digital Solutions acquired 100% of the stock of those businesses. We subsequently assumed these earn-out obligations. We have now agreed to purchase, upon the closing of this offering, all of the minority interests in these businesses and to settle all of the earn-out payments for fixed amounts, using a combination of cash and Intellesale common stock. We will issue an aggregate of 518,778 shares of our common stock in acquiring these minority interests, assuming an initial offering price of $9.00 per share. These transactions are described below.


     Elite Computer Services, Inc.

     In September 1995, Applied Digital Solutions acquired 80% of the outstanding stock of Elite Computer Services, Inc. Elite sells parts to service companies for the repair of computers and computer equipment. In July 1999, Applied Digital Solutions contributed the stock of Elite to Intellesale. In August 1999, Intellesale purchased the remaining 20% minority interest in Elite for $300,000 in cash.

     Universal Commodities Corporation

     In November 1996, Applied Digital Solutions acquired 80% of the outstanding stock of Universal Commodities Corp., a seller of refurbished computer equipment, from Mr. Sherman, our current President and Chief Executive Officer and the sole shareholder of Universal Commodities. In this transaction, Applied Digital Solutions issued 735,000 shares of its common stock, having a fair value of approximately $1.5 million, to Mr. Sherman. Mr. Sherman retained the remaining 20% of the common stock of Universal Commodities, although he subsequently transferred 2% of the common stock of Universal Commodities to Mr. Cummings. On July 13, 1999, Applied Digital Solutions completed a corporate reorganization in which Universal Commodities merged into Intellesale, with Intellesale as the surviving corporation. The outstanding shares of common stock and options to purchase shares of common stock of Universal Commodities were exchanged for the same number of shares of, and options to purchase, common stock of Intellesale, having the same relative rights and preferences as such exchanged shares. Applied Digital Solutions received 12,000,000 shares of Intellesale common stock in exchange for the shares of Universal Commodities which it had acquired in November 1996. Mr. Sherman and Mr. Cummings received 2,700,000 and 300,000 shares, respectively, of Intellesale common stock in exchange for the shares of Universal Commodities common stock they held at the time of the reorganization.

     Norcom Resources Incorporated

     In January 1997, Applied Digital Solutions acquired 80% of the outstanding stock of Norcom Resources Incorporated. Norcom buys and sells mainframe computer processors. The Norcom shareholders were granted the right to require Applied Digital Solutions to purchase their remaining 20% interest in Norcom. In
August 1999, Applied Digital Solutions amended its agreement with the Norcom shareholders to provide that Intellesale will purchase their remaining interests in Norcom for $900,000. We have the option to pay that amount in cash, shares of our common stock or a combination of cash and stock. We intend to pay $450,000 in cash from the proceeds of this offering and to pay the balance in shares of our common stock, valued at the initial public offering price in this offering.


     Pizarro Re-Marketing, Inc.


     In January 1997, Applied Digital Solutions acquired 80% of the outstanding stock of Pizarro Re-Marketing, Inc. Pizarro Re-marketing buys and sells computer tape and disk storage devices. Ms. Pizarro, the sole stockholder of Pizarro Re-marketing, was granted the right to require Applied Digital Solutions to purchase her remaining 20% interest in Pizarro Re-Marketing. In March 1999, Applied Digital Solutions amended its agreement with Ms. Pizarro to provide that Intellesale will purchase her remaining interest in Pizarro Re-Marketing for $500,000. In August 1999, we further amended our agreement with Ms. Pizarro to provide that we will pay that amount in cash within 30 days following the completion of this offering. We intend to use a portion of the proceeds of this offering to make that payment.


     Cybertech Station, Inc.

     In July 1997, Applied Digital Solutions acquired 80% of the outstanding stock of Cybertech Station, Inc. Cybertech Station buys and sells computer memory chips. Ms. Sheerr, the sole stockholder of Cybertech Station, was granted the right to require Applied Digital Solutions to purchase her remaining 20% interest in Cybertech Station. In August 1999, Applied Digital Solutions amended its agreement with Ms. Sheerr to provide that Intellesale will purchase her remaining interest in Cybertech Station for $415,000. We are obligated to pay Ms. Sheerr $208,000 of the $415,000 in cash, which we intend to pay from the proceeds of this offering, and to issue to Ms. Sheerr $207,000 of our common stock, valued at the initial public offering price in this offering, within 30 days following the completion of this offering. Ms. Sheerr is the sister of Marc Sherman, our President and Chief Executive Officer.

     Port Parties, Ltd.


     Effective July 1997, Applied Digital Solutions acquired 80% of the outstanding stock of Port Parties, Ltd. which provides leased computers and related equipment to meeting and convention planners. Applied Digital Solutions agreed to pay an additional amount to Harvey H. Newman and Martin D. Zuckerman, the sole stockholders of Port Parties, if Port Parties achieved specified earnings targets during various periods ending December 31, 2000. In addition, the selling stockholders were granted the right to require Applied Digital Solutions to purchase their remaining 20% interest in Port Parties. In July 1999, Applied Digital Solutions transferred its shares in Port Parties to us, and amended the agreement with Messrs. Newman and Zuckerman. The amendment provides that Intellesale will pay $4,000,000 in lieu of the earn-out payments and for the purchase of their remaining interests in Port Parties. We are obligated to pay Mr. Newman $1,020,000 in cash, which we intend to pay from the proceeds of this offering, and to issue to Mr. Newman $1,020,000 of our common stock, valued at the initial public offering price in this offering. We are obligated to pay Mr. Zuckerman $980,000 in cash, which we intend to pay from the proceeds of this offering, and to issue to Mr. Zuckerman $980,000 of our common stock, valued at the initial public offering price in this offering. Mr. Newman is the father of Charles Newman, our Executive Vice President.

     Blue Star Electronics, Inc.

     In April 1998, Applied Digital Solutions acquired 80% of the outstanding stock of Blue Star Electronics, Inc., a manufacturer of custom computer cables and cable assemblies. Applied Digital Solutions agreed to pay an additional amount to Paul Pappas, the sole stockholder of Blue Star, if Blue Star achieved specified earnings targets during the two years ending December 31, 1999. In addition, Mr. Pappas was granted the right to require Applied Digital Solutions to purchase his remaining 20% interest in Blue Star. In August 1999, Applied Digital Solutions amended its agreement with Mr. Pappas to provide that Intellesale will pay $175,000 in lieu of the earn-out payments and to purchase his remaining interest in Blue Star. We are obligated to pay Mr. Pappas $88,000 of the $175,000 in cash, which we intend to pay from the proceeds of this offering, and to issue to Mr. Pappas $87,000 of our common stock, valued at the initial public offering price in this offering.


     Service Transport Company


     In April 1998, Applied Digital Solutions acquired 80% of the outstanding stock of Service Transport Company, a trucking company. Under the acquisition agreement, Erich Nigl and Carl C. Saracino, the stockholders of Service Transport, had the right to require Applied Digital Solutions to purchase their remaining 20% interest in Service Transport. Applied Digital Solutions purchased Mr. Nigl's remaining interest in December 1998 for nominal consideration. In August 1999, Applied Digital Solutions amended its agreement with Mr. Saracino to provide that Intellesale will purchase his remaining interest in Service Transport within 30 days after the closing of this offering for an aggregate of 50,000 shares of our common stock.


     Data Path Technologies, Inc.

     In April 1998, Applied Digital Solutions acquired all of the outstanding stock of Data Path Technologies, Inc., a seller of refurbished computer products including sales made through the Internet. Applied Digital Solutions agreed to pay an additional amount to the stockholders of Data Path, including Donn J. Wagner, the President of Data Path, if Data Path achieved specified earnings targets during various periods ending December 31, 2001. In March 1999, Applied Digital Solutions amended its agreement with the Data Path stockholders to provide that Intellesale will pay $2,000,000 in lieu of the earn-out payments. We have the option to pay that amount in cash, in shares of our common stock, or in a combination of cash and stock. We intend to pay $1,400,000 of the $2,000,000 from the proceeds of this offering and to pay the balance in stock by issuing shares of our common stock to the Data Path stockholders, valued at the initial public offering price in this offering.

     GDB Software Services, Inc.


     Effective April 1998, Applied Digital Solutions acquired all of the stock of GDB Software Services, Inc., a provider of consulting services relating to software and computer equipment. Applied Digital Solutions agreed to pay an additional amount to Patrick C. Chai and Robert W. Borra, the sole stockholders of GDB Software, if GDB Software achieved specified earnings targets during various periods ending December 31, 2001. In April 1999, Applied Digital Solutions amended its agreement with the selling stockholders to provide that Intellesale will pay $1,500,000 in lieu of the earn-out payments. We have the option to pay that amount in cash, in shares of our common stock, or in a combination of cash and stock. We intend to pay $750,000 of the $1,500,000 in cash from the proceeds of this offering and to pay the balance in stock by issuing shares of our common stock to Messrs. Chai and Borra, valued at the initial public offering price in this offering.

     Fiscal Advantage Corporation

     Effective October 1998, Applied Digital Solutions acquired substantially all of the assets of Fiscal Advantage Corporation, which acts as a broker in arrangements between buyers of computers and leasing companies. We agreed to pay an additional amount to Charles J. Phillips, the sole stockholder of Fiscal Advantage, if Fiscal Advantage achieved specified earnings targets. In April 1999, Applied Digital Solutions amended its agreement with Mr. Phillips to provide that Intellesale will pay $250,000 in lieu of the earn-out payments.
We have the option to pay that amount in cash, in shares of our common stock, or in a combination of cash and stock. We intend to repay $125,000 of the $250,000 in cash from the proceeds of this offering and to pay the balance in stock by issuing shares of our common stock to Mr. Phillips, valued at the initial public offering price in this offering.

Stockholders' Agreement

     On June 30, 1999, Applied Digital Solutions and Messrs. Sherman and Cummings entered into a stockholders' agreement, pursuant to which Applied Digital Solutions granted Messrs. Sherman and Cummings certain "tag along" and put sales rights for their shares of our common stock, which are described in the following paragraphs.



     Each of Mr. Sherman and Mr. Cummings, at his option, may participate proportionately in any sale of our shares made by Applied Digital Solutions, other than a sale into the public market. Messrs. Sherman and Cummings would be entitled to elect to sell the same percentage of their shares of our common stock as Applied Digital Solutions proposes to sell of its shares, and would be entitled to receive the same per share amount as Applied Digital Solutions.



     In the absence of this offering, beginning November 1, 2001, each of Messrs. Sherman and Cummings may, at his option, require that Applied Digital Solutions purchase all of his shares of our common stock for a per share purchase price determined as provided in the stockholders' agreement. Upon completion of this offering, such right to require the purchase of shares of Intellesale will no longer apply.

Transactions with Applied Digital Solutions and Its Affiliates

     Applied Digital Solutions is our principal stockholder. After the completion of this offering, assuming an initial public offering price of $9.00 per share and after giving effect to the issuance of 1,629,889 shares of our common stock to the sellers of Bostek and our other subsidiaries, Applied Digital Solutions will own approximately 49.9% of our outstanding common stock, or approximately 47.3% if the underwriters' over-allotment option is exercised in full. Applied Digital Solutions is a Missouri corporation which is principally engaged in the communications industry.

     Voting and Standstill Agreement. In September 1999, we entered into a voting and standstill agreement with Applied Digital Solutions relating to shares of our voting securities held by Applied Digital Solutions.


     Under the agreement, Applied Digital Solutions has agreed to vote all of the voting stock of Intellesale that it holds either for or against the election or removal of directors, or on any other matter presented to the stockholders, in the same proportion as the other stockholders of Intellesale vote for or against such matter. Applied Digital Solutions has granted to us an irrevocable proxy to vote its shares in this manner. In addition, Applied Digital Solutions has agreed not to initiate or participate in any discussions relating to a business combination involving Intellesale unless those discussions are approved by a majority of our disinterested directors. "Disinterested directors" means directors who are not not officers or directors of Applied Digital Solutions or owners of 5% of the outstanding common stock of Applied Digital Solutions.

     Applied Digital Solutions has also agreed that it will not:


      . participate in or form any group having or seeking the ability to direct control of Intellesale;

      . enter into any voting trust or other voting agreement relating to its Intellesale shares, other than its agreement with us; or

      . enter into proxy contests, election contests or solicit or participate in solicitation or any stockholder proposals relating to Intellesale shares.

     Applied Digital Solutions also agreed that it will not own any more shares of our stock than it will own immediately following this offering, except for any increases due to stock splits, stock dividends or reorganizations.

     The agreement provides that Applied Digital Solutions will not initiate or participate in any tender offer for our shares, or assist any third party in a tender offer, without the approval of a majority of our disinterested directors. Applied Digital Solutions may sell our shares only if the sale is registered under the Securities Act or if the sale is made through any national stock market. It may make sales under Rule 144 only if it has first given us a copy of any notice it is required to file with the SEC specifying the aggregate number of shares it proposes to sell. All other private sales by Applied Digital Solutions must first be approved by our disinterested directors. Applied Digital Solutions has agreed not to sell any shares of our voting stock it owns during the 180 days following the effective date of any registration statement for sales of our voting stock.


     Applied Digital Solutions has pledged the shares of Intellesale which it owns to secure its revolving credit agreement. If the lender under the credit agreement were to foreclose on that pledge, it would be able to sell the shares of Intellesale it acquires, free from the restrictions of our agreement with Applied Digital Solutions.

     The voting and standstill agreement terminates on the earlier of:

      . when Applied Digital Solutions owns less than 10% of our outstanding voting securities; or

      . when it owns less than 15% of our outstanding voting securities and another stockholder beneficially owns more voting securities than Applied Digital Solutions.


     Registration Rights. Upon completion of this offering, Applied Digital Solutions, Marc Sherman and Edward L. Cummings, or their transferees, will be entitled to certain rights with respect to the registration of their shares under the Securities Act. These three stockholders will beneficially own a total of 15,300,000 shares of our common stock after this offering, including 2,000,000 shares issuable under options to purchase shares of our common stock held by Messrs. Sherman and Cummings, assuming the underwriters do not exercise their over-allotment option. Applied Digital Solutions may cause us to effect five registrations of the stock, but the offerings must be underwritten and each one may cover no more than one-third of the shares held by Applied Digital Solutions upon completion of this offering. Mr. Sherman may cause us to effect seven registrations, but each one may cover no more than 20% of the shares he holds. In addition, Applied Digital Solutions and Messrs. Sherman and Cummings are entitled to include their shares for registration in the event we register our stock for sale, subject to customary rights of underwriters to reduce the number of shares that each of those stockholders may include. We have agreed to indemnify these stockholders in connection with these registrations, except to the extent that the losses relate to statements included in the registration statement that are provided by the registering stockholder or to the extent that person participates as an underwriter in the offering.

     Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration.

      Management Services. Applied Digital Solutions currently provides services to us and incurs expenses on our behalf. These services consist of legal, internal audit and financial reporting. We incurred approximately $0.4 million of these costs in 1998 and approximately $0.5 million in the first nine months of 1999. No costs were allocated in 1996 and 1997 because Applied Digital Solutions did not provide significant services to us. These expenses are not necessarily indicative of the expenses we would have incurred had we operated as a separate entity. We believe that the cost of providing these services will be approximately the same as the fees which Applied Digital Solutions has been charging us for these services.

      Applied Digital Solutions has agreed that it will make the services of its general counsel, Michael Krawitz, available to Intellesale at a rate of $100 per hour if and to the extent required by Intellesale. There is no formal written agreement in place with respect to such services and Intellesale is not obligated to use Mr. Krawitz's services.



      Financing. As of November 9, 1999, the outstanding amount of our borrowings from Applied Digital Solutions was $34.9 million. We expect to have our own line of credit in place at the closing of this offering, which will replace our line of credit with Applied Digital Solutions and from which we plan to repay all amounts outstanding to Applied Digital Solutions. We cannot provide assurance that we will be able to establish such line of credit on favorable terms or at all. We intend to use $17.0 million of the proceeds from this offering to pay outstanding indebtedness; to the extent our new line of credit is not established, these proceeds will be used to pay amounts owing to Applied Digital Solutions.


     Applied Digital Solutions has advised us that, subject to the availability of funds, it intends to provide interim financing to us until we have obtained our own financing. We have been advised by Applied Digital Solutions that this financing would be provided on a pass-through basis, which means that Applied Digital Solutions would be passing on the exact cost of its financing. There is no formal written agreement in place with respect to the provision of this financing support, and we cannot assure you that Applied Digital Solutions will be willing and/or able to provide funds to us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for a discussion of Applied Digital Solutions' credit facility.

     Tax Allocation Agreement. We have entered into a tax allocation and tax sharing agreement with Applied Digital Solutions. The agreement provides that the tax liability of the Applied Digital Solutions federal consolidated tax return group, during the period that we are a member of that group, will be allocated among the members of the group in proportion to their separately calculated tax liability. Following completion of this offering, we will no longer be a part of the Applied Digital Solutions consolidated group. The agreement also provides that any savings resulting from the tax benefits of a particular member will be paid to that member, rather than accruing to the benefit of the other members. The agreement requires that certain payments be made between Applied Digital Solutions and us in the event there is a change in pre-offering tax liabilities of Intellesale and provides that Applied Digital Solutions may settle proposed adjustments without our consent. In addition, Applied Digital Solutions has agreed to indemnify us against any tax liabilities of the Applied Digital Solutions federal consolidated tax return group that are not attributable to us, and we have agreed to indemnify Applied Digital Solutions against any of our tax liabilities.


     Conflicts of Interest. Our directors include one person who is a director of Applied Digital Solutions, one who is an executive officer of Applied Digital Solutions, and one who is both a director and executive officer of Applied Digital Solutions. In addition, Mr. Sherman was an executive officer of Applied Digital Solutions prior to August 9, 1999 and beneficially owns 1,409,419 shares of Applied

Digital Solutions common stock, representing less than 19% of Applied
Digital Solutions' common stock. These persons may have had a conflict of interest in negotiating the arrangements between Applied Digital Solutions and us described above. Although we believe that the terms of such agreements are at least as favorable to us as those we could negotiate with unrelated parties, these agreements may be modified in the future, and we may enter into additional agreements or transactions with Applied Digital Solutions or its affiliates. Conflicts of interest could arise between Applied Digital Solutions and us with respect to any of these or any future agreements or arrangements between Applied Digital Solutions and us. In addition, subject to the limitations of the Voting Agreement referred to above, Applied Digital Solutions may be able to direct the outcome of matters requiring approval by our stockholders, including the election of our directors. If this occurs, it could delay or prevent a change of control of Intellesale.



     Finders Fees. In respect of acquisitions that took place in 1997 and 1998, Applied Digital Solutions paid finders fees to Messrs Sherman, Cummings and Newman, as set forth under "Management--Summary Compensation Table."


Indebtedness of Management


     We made loans to several of our executive officers in 1997 and 1998 aggregating $696,505. The loans are unsecured, bear interest at 6% per year, and are payable on demand. All of the loans are to be repaid in full at the time of completion of this offering. The following table summarizes the outstanding loans to each officer at September 30, 1999:

                                                               Accrued
                                                            Interest as of
                                           Outstanding       September 30,
                    Officer                 Principal            1999               Total
         ------------------------------------------------------------------------------------
          Marc Sherman                       $595,000           $46,252           $641,252
          Edward L. Cummings                   62,907               310             63,217
          Charles D. Newman                    26,505             3,933             30,438
                                           --------------------------------------------------
                                             $684,412           $50,495           $734,907
                                           ==================================================


     As provided in his employment agreement with us, Applied Digital Solutions has guaranteed a $1,250,000 mortgage loan to Mr. Sherman, which is described under "Management--Employment Agreements."

                      PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth information regarding beneficial ownership of our common stock as of November 9, 1999, and as adjusted to reflect the sale of the shares of common stock offered by this prospectus and the related transactions described below, by:


      - each person known to us who beneficially owns more than 5% of our common stock;
      - each of our directors and each of our executive officers named in the summary compensation table;
      -   the selling stockholder; and
      -   all of our directors and executive officers as a group.



     Except as otherwise noted below, the address of each person listed below is our address. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. A person is deemed to beneficially own shares of common stock subject to options, warrants and convertible securities held by the person if the options, warrants or convertible securities are currently exercisable or convertible or are exercisable or convertible within 60 days of the date of this table. Beneficial ownership after the offering assumes:


      - no exercise by the underwriters of their over-allotment options from us and Applied Digital Solutions;

      - the issuance of a total of 1,111,111 shares of our common stock to the sellers of Bostek in connection with our acquisition of Bostek; and
      - the issuance of 518,778 shares of our common stock in settlement of earn-outs in connection with certain of our other acquisitions and in connection with the acquisition of all outstanding minority interests in our subsidiaries.

     For a description of our obligations to the Bostek sellers, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Bostek--Acquisition by Intellesale." For a description of the settlement of our earn-out obligations and our acquisition of these minority interests, see "Certain Relationships and Related Transactions--Acquisition of Minority Interests." Unless otherwise indicated, to our knowledge, all persons listed have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.



                                                      Shares Owned Prior to                            Shares Owned After
               Name of Beneficial Owners                  the Offering                                     the Offering
--------------------------------------------       -----------------------------------------------------------------------------
                                                      Number           Percent      Shares Offered    Number       Percent
                                                   -----------------------------------------------------------------------------
Applied Digital Solutions, Inc.
  400 Royal Palm, Suite 410
  Palm Beach, Florida  33480................        12,000,000         79.9%          1,700,000     10,300,000      49.8%
Marc Sherman (1)............................         3,700,000         23.1                  --      3,700,000      17.0
Edward L. Cummings (1)......................         1,300,000          8.1                  --      1,300,000       6.0
Garrett A. Sullivan (2).....................           500,000          3.2                  --        500,000       2.4
David A. Loppert (2)........................           500,000          3.2                  --        500,000       2.4
Charles D. Newman (3).......................           300,000          2.0                  --        300,000       1.4
Constance K. Weaver.........................           100,000            *                  --        100,000        *
Alexander H. Good...........................             7,500            *                  --          7,500        *
Timothy C. O'Brien..........................             7,500            *                  --          7,500        *
All directors and executive officers as
 a group (9 persons) (4)....................         6,540,000         35.3%                 --      6,540,000      27.1%
                                                    ==========         =====          =========      =========      ====



     *    Less than 1%.


     (1) Includes 1,000,000 shares of common stock issuable upon the exercise of stock options which are exercisable within 60 days of the date of this table. Such shares would be subject to the limitations of the lock-up agreements described below under "Shares Available for Future Sale."

     (2) Consists of shares of common stock issuable upon the exercise of stock options which are exercisable within 60 days of the date of this table. Such shares would be subject to the limitations of the lock-up agreements described below under "Shares Available for Future Sale."

     (3) Consists of shares of common stock issuable upon the exercise of stock options which are exercisable within 60 days of the date of this table. Such shares would be subject to the limitations of the lock-up agreements described below under "Shares Available for Future Sale." Includes options beneficially owned by his wife.

     (4) Includes 3,525,000 shares of common stock which are exercisable issuable upon the exercise of stock options within 60 days of the date of this table.


     If the underwriters exercise their over-allotment option in full, Applied Digital Solutions will own 10,045,000 shares of our common stock representing approximately 47.3% of our common stock.

                         DESCRIPTION OF CAPITAL STOCK

     Our certificate of incorporation authorizes the issuance of up to 30,000,000 shares, par value $0.0001 per share, of our common stock, and up to 5,000,000 shares of preferred stock, par value $.01 per share.


     As of the date of this Prospectus, 15,015,000 shares of our common stock were outstanding and held of record by five stockholders. As of the date of this Prospectus, options to purchase 5,350,000 shares of our common stock at an exercise price of $0.85 per share, and options to purchase 250,000 shares of our common stock at an exercise price equal to the initial public offering price in the offering,were outstanding. Of the outstanding options, none are now exercisable, but 4,300,000 become exercisable upon completion of this offering and the remainder become exercisable at various times over the next year. Upon the closing of this offering, we will have outstanding 20,644,889 shares of common stock, after giving effect to the issuance of 1,629,889 shares to sellers of various subsidiaries, including Bostek, in connection with the Bostek acquisition, the redemption of minority interests in our subsidiaries, and the settlement of earn-out rights.


Common Stock

     All of the outstanding shares of common stock are, and the shares offered hereby will be, fully paid and nonassessable. Each holder of common stock is entitled to one vote for each share held of record on all matters presented to a vote of stockholders. Holders of common stock do not have cumulative voting rights in the election of directors. Stockholders casting a plurality of the votes of stockholders entitled to vote in an election of directors may elect all of the directors. Holders of common stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. Subject to the rules and regulations of the Nasdaq National Market, additional shares of authorized common stock may be issued without stockholder approval.

     Applied Digital Solutions has entered into an agreement under which it has agreed to vote its shares on matters presented to our stockholders in the same proportions as the other stockholders vote their shares, subject to certain conditions, as described under "Certain Relationships and Related Transactions-- Voting Agreement with Applied Digital Solutions."

     Upon a liquidation, dissolution or winding-up, holders of our common stock will each receive their pro rata share of our remaining assets, after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payments of claims of creditors.

Preferred Stock

     Upon the closing of this offering, we will not have any shares of our preferred stock outstanding. The 5,000,000 authorized shares of preferred stock may be issued in one or more series without further approval from our stockholders. Our board of directors is authorized to determine the terms, limitations

Our board of directors is authorized to determine the terms, limitations and relative rights and preferences of the preferred stock, to establish series of preferred stock and to determine the variations among series. If we issue preferred stock, it would have priority over our common stock with respect to dividends and to other distributions, including the distribution of assets upon liquidation. In addition, we may be obligated to repurchase or redeem it. The holders of preferred stock may have voting and conversion rights, including multiple voting rights, which could adversely affect the rights of the holders of our common stock. We do not have any present plans to issue any shares of preferred stock.

Delaware Anti-Takeover Law

     We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder unless:

       - prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

       - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

       - on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     In general, Section 203 defines "business combination" to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Limitation of Liability and Indemnification


     Our certificate of incorporation and bylaws contain certain provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving any of the following wrongful acts:

       - any breach of the director's duty of loyalty to us or to our stockholders;

       - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

       -  any actions under Section 174 of the Delaware General Corporation
          Law; or

       - any transaction from which the director derives an improper personal benefit.

     These provisions do not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws.

     In addition, we will enter into separate agreements with each of our directors and executive officers that will provide them with indemnification to the maximum extent permitted by Delaware law for liabilities they incur serving as our directors and officers. We believe that these provisions and agreements will assist us in attracting and retaining qualified individuals to serve as directors and officers.

Transfer Agent

     The transfer agent and registrar for our common stock is Equiserve LP.


Listing


     There is currently no active trading market for our common stock. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "SALE."



                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, there will be 20,644,889 shares of our common stock outstanding, assuming no exercise of the underwriters' over-allotment offering, no exercise of options and the issuance of 1,629,889 shares to owners of minority interests in our subsidiaries. Of the outstanding shares, all of the shares of common stock sold in this offering will be freely tradable without restriction under the Securities Act of 1933, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be resold in compliance with applicable provisions of Rule 144. This leaves 14,949,889 shares eligible for sale in the public market as follows:


               Number of Shares                        Date
     --------------------------------        --------------------------
                           0                 After the date of this prospectus.


                  13,300,000                 After July 13, 2000, subject, in
                                             all cases, to volume limitations.

                   1,644,889                 At various times after November
                                             2000, subject in all cases to
                                             volume limitations.


     The restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act.


     Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of shares of common stock that may be sold in the public market pursuant to Rule 144, because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our ability to raise capital through an offering of, or effect acquisitions with, our equity securities.

Rule 144

     In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:



      - one percent of the number of shares of our common stock then outstanding, which will equal approximately 206,000 shares immediately after this offering; or

      - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

     Under Rule 144(k), a person who is deemed not to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the restricted shares for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, such "144(k) shares" may be sold immediately upon the completion of this offering.


Lock-Up Agreements

     All of our directors, executive officers and stockholders have signed lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 180 days after the date of this prospectus. Transfers or dispositions can be made sooner:

       -  with the prior written consent of Ladenburg Thalmann & Co. Inc.;

       - in the case of gifts or estate planning transfers where the donee signs a lock-up agreement; or

       - in the case of distributions to stockholders or affiliates of the stockholders where the recipient signs a lock-up agreement.

     Richard Sullivan, the Chairman of the Board of Applied Digital Solutions, who holds options to purchase 1,000,000 shares of our common stock, has agreed that, for six months following expiration of the 180-day lockup period, he will sell any shares he may acquire under the options only pursuant to the notice and volume limitations provisions of Rule 144.

Registration Rights


     Upon completion of this offering, Applied Digital Solutions, Marc Sherman and Edward L. Cummings and their transferees, will be entitled to rights with respect to the registration of their shares of common stock under the Securities Act, entitling them to include the shares of common stock they own when we register our own shares for sale, subject to customary provisions limiting the number of shares they may include. Those stockholders will beneficially own 15,300,000 shares of our common stock (including shares of common stock issuable upon exercise of outstanding stock options) after this offering, after giving effect to the sale of the 1,700,000 shares of the common stock offered by Applied Digital Solutions in this offering, assuming no exercise of the underwriters' over-allotment option. In addition, Applied Digital Solutions and Mr. Sherman will have "demand" registration rights, which means that they would be able to cause us to register their shares under the Securities Act on the terms specified in our agreement with those shareholders. Registration of those shares under the Securities Act would result in those shares becoming freely saleable by these persons without restriction under the Securities Act. See "Certain Relationships and Related Transactions--Transactions with Applied Digital Solutions and Its Affiliates - Registration Rights."


Stock Options

     We intend to file a registration statement under the Securities Act covering 5,600,000 shares of common stock reserved for issuance under our 1997 Non-Qualified Stock Option Plan and the 15,000 shares issued and 2,485,000 shares of our common stock reserved for issuance under our 1999 Flexible Stock Plan 180 days following completion of this offering. Thereafter, shares of common stock which are issued as a result of restricted stock awards or options previously granted to our employees and directors and directors and officers of our affiliates will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market.

                                 UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement dated [___], 1999, the underwriters named below, who are represented by Ladenburg Thalmann & Co. Inc. and Punk, Ziegel & Company L.P., have severally agreed to purchase from us the number of shares opposite their names below.

                                                       Number of
               Underwriters                              Shares
               ------------                              ------
          Ladenburg Thalmann & Co. Inc. ............
          Punk, Ziegel & Company L.P. ..............

                                                       -----------
             Total..................................    5,700,000
                                                       ===========



     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of certain legal matters and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares, other than those shares covered by the over-allotment option described below, if they purchase any of the shares.

     The underwriters propose to initially offer some of the shares directly to the public at the initial public offering price on the cover page of this prospectus and some of the shares to certain dealers at the initial public offering price less a concession not in excess of $[________] per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $[________] per share on sales to other dealers. After the initial offering of the shares to the public, the representatives may change the public offering price and such concessions.


     The following table shows the per share and total underwriting fees to be paid to the underwriters by us and by Applied Digital Solutions in connection with this offering. The underwriting discounts and commissions per share are the public offering price per share less the amount paid by the underwriters to us and to Applied Digital Solutions per share of common stock. These amounts are shown with and without exercise of the underwriters' over-allotment option.

                                                                                               Total
                                                                              ---------------------------------------
                                                                                    Without              With
                                                                 Per Share       Over-Allotment     Over-Allotment
                                                           ----------------------------------------------------------
                                                             Amount      %      Amount      %       Amount      %
                                                           ----------------------------------------------------------
          Underwriting discounts and commissions
            we will pay.............................
          Underwriting discounts and commissions
            Applied Digital Solutions will pay......
                                                           ----------------------------------------------------------
               Total................................         $9.00
                                                           ==========================================================


     We will pay the offering expenses, which we estimate will be approximately $750,000.

     We and Applied Digital Solutions have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 600,000 additional shares from Intellesale and up to 255,000 additional shares from Applied Digital Solutions, at the initial public offering price minus the underwriting fees. If the underwriters exercise this option, the additional shares will be allocated between Intellesale and Applied Digital Solutions in the same proportion as the other shares offered hereunder. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

     We and Applied Digital Solutions have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect to any of those liabilities. These liabilities generally consist of damages which the underwriters may be required to pay in connection with, and expenses incurred in responding to or defending, claims which may be asserted against the underwriters and which arise out of or relate to the offer, purchase or sale of our common stock in this offering.

     Ladenburg Thalmann & Co. Inc. has informed us that the underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered hereby and that the underwriters do not intend to confirm sales of shares to any account over which they exercise discretionary authority.

     We, our executive officers and directors, Applied Digital Solutions and all of our other stockholders have agreed, for a period of 180 days from the date of this prospectus, not to, without the prior written consent of Ladenburg
Thalmann:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

     - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock, regardless of whether any of the transactions described in clause this paragraph is to be settled by the delivery of common stock, or such other securities, in cash or otherwise.

This limitation will not apply to the shares offered by Applied Digital Solutions in this offering. In addition, during this period, we have agreed not to file any registration statement with respect to, and each of our executive officers and directors and all of our stockholders have agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, other than a registration statement registering options or shares granted under a stock option plan, without the prior written consent of Ladenburg Thalmann.

     Prior to this offering, there was no established trading market for our common stock. The initial public offering price for the common stock in this offering will be determined by negotiation among us, Applied Digital Solutions and the representatives of the underwriters. The factors to be considered in determining the initial public offering price are the history of and the prospects for the industry in which we compete, the ability of our management, our past and present operations, our prospects for future earnings, the general condition of the securities markets at the time of this offering and the recent market prices of securities of generally comparable companies.


     We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "SALE."



     Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of our common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any of these shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering of our common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of our common stock included in this offering in any jurisdiction where that would not be permitted or legal.

     In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

      Ladenburg Thalmann has in the past performed investment banking services for Applied Digital Solutions, for which it has received customary compensation, including a fee of $1.175 million in connection with the closing of the credit facility which Applied Digital Solutions entered into with IBM Credit Corporation in 1999.

                                 LEGAL MATTERS

     Bryan Cave LLP, St. Louis, Missouri, as our counsel, has issued an opinion as to the validity of the common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Fulbright & Jaworski L.L.P. Bryan Cave LLP from time to time serves as legal counsel to us and to some of our affiliates, including Applied Digital Solutions.

                                    EXPERTS


     Our consolidated and combined financial statements for the year ended December 31, 1998 included in this and combined prospectus have been included herein in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. Our combined financial statements for the years ended December 31, 1997 and 1996 in this prospectus have been included herein in reliance upon the report of Rubin, Brown, Gornstein & Co. LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



     The financial statements for Universal Commodities Corp. for the ten months ended October 31, 1996 included in this prospectus have been included in this prospectus have been included herein in reliance on the report of Rubin, Brown, Gornstein & Co. LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements for Bostek for the years ended December 31, 1996, 1997 and 1998 included in this prospectus have been included in this prospectus have been included herein in reliance on the report of DiPesa & Company, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

     On October 23, 1998, the board of directors of Applied Digital Solutions voted to replace Rubin, Brown, Gornstein & Co. LLP with PricewaterhouseCoopers LLP as Applied Digital Solutions' and, as a result, Intellesale's independent accountants for the year ending December 31, 1998. The reports of Rubin, Brown, Gornstein on our financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of our financial statements for each of the two fiscal years ended December 31, 1997 and 1996, and in the subsequent interim period through November 2, 1998, there were no disagreements with Rubin, Brown, Gornstein & Co. LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Rubin, Brown, Gornstein & Co. LLP, would have caused them to make reference to the matter in their report. During the two most recent fiscal years and in the subsequent interim period through November 2, 1998, there were no reportable events as defined in Regulation S-K Item 304(a)(1)(v). On November 2, 1998, Applied Digital Solutions and, as a result, Intellesale, engaged PricewaterhouseCoopers LLP as principal accountants to audit the financial statement for the year ending December 31, 1998. During fiscal 1996 and 1997 and in the subsequent interim period, Applied Digital Solutions and we had not consulted PricewaterhouseCoopers LLP on items which concerned the application of accounting principles generally, or to a specific transaction or group of transactions, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements.


                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form S-1 to register the shares of common stock offered hereby. This prospectus is a part of that registration statement. As allowed by the SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to that registration statement. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits to that registration statement. Statements in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to that exhibit. Each statement in this prospectus relating to a contract or document filed as an exhibit to the registration statement is qualified by the filed exhibits. You can obtain a copy of the registration statement and the exhibits through the SEC, at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549, Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, or the SEC's website at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges.

     We intend to furnish our stockholders annual reports containing financial statements audited by our independent auditors . We will also file annual, quarterly and current reports, proxy statements and other information with the SEC. You can also request copies of these documents, for a copying fee, by writing the SEC.

                         INDEX TO FINANCIAL STATEMENTS




Intellesale.com, Inc. and Predecessor Companies to Intellesale.com, Inc.

Financial Statements for the years ended December 31, 1996, 1997 and 1998

Reports of Independent Accountants..................................................F-2
Financial Statements
         Consolidated and Combined Balance Sheet....................................F-5
         Combined Statements of Operations..........................................F-6
         Combined Statements of Stockholders' Equity................................F-7
         Combined Statements of Cash Flows..........................................F-7
         Notes to Consolidated and Combined Financial Statements....................F-8

Financial Statements (unaudited) for the nine months ended September 30, 1999 and 1998.

         Consolidated Balance Sheet.................................................F-24
         Consolidated and Combined Statements of Operations.........................F-25
         Consolidated and Combined Statements of Stockholders' Equity...............F-26
         Consolidated and Combined Statements of Cash Flows.........................F-27
         Notes to Consolidated and Combined Financial Statements....................F-28

Bostek, Inc. and Affiliate

Financial Statements for the years ended December 31, 1996, 1997 and 1998

Independent Auditor's Report........................................................F-33
Financial Statements
         Balance Sheet..............................................................F-36
         Statements of Income and Retained Earnings.................................F-37
         Statement of Cash Flows....................................................F-38
         Notes to Financial Statements..............................................F-39

Financial Statements (unaudited) for the five months ended May 31, 1999 and May 31, 1998

         Balance Sheet..............................................................F-47
         Statement of Income and Retained Earnings .................................F-48
         Statement of Cash Flows....................................................F-49
         Notes to Financial Statements..............................................F-50

Universal Commodities Corp.

Financial Statements for the ten months ended October 31, 1996

Report of Independent Accountants...................................................F-52
Financial Statements
         Balance Sheet..............................................................F-53
         Statement of Operations....................................................F-54
         Statement of Cash Flows....................................................F-55
         Notes to Financial Statements..............................................F-56


                            Report of Independent Accountants




To the Board of Directors and
   Shareholders of Intellesale.com, Inc.


In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of Intellesale.com, Inc. (a majority-owned subsidiary of Applied Digital Solutions, Inc.) and its subsidiaries at December 31, 1998, in conformity with generally accepted accounting principles. This balance sheet is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
St. Louis, Missouri
June 10, 1999 (except as to the second paragraph of Note 1, the second paragraph of Note 10 and
 Note 16 which are as of August 23, 1999)





--------------------------------------------------------------------------------

To the Board of Directors and
   Shareholders of Intellesale.com, Inc.


In our opinion, the accompanying combined statements of operations, of investment in predecessor companies and stockholders' equity, and of cash flows present fairly, in all material respects, the results of operations and cash flows of the predecessor companies of Intellesale.com, Inc., (all of which are wholly or majority-owned subsidiaries of Applied Digital Solutions, Inc.) for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.




PricewaterhouseCoopers LLP
St. Louis, Missouri
June 10, 1999 (except as to the second paragraph of Note 1, the second paragraph of Note 10 and
 Note 16 which are as of August 23, 1999)

                        Report of Independent Accountants


Board of Directors and Shareholders
Intellesale.com, Inc.


We have audited the accompanying combined balance sheet of the predecessor companies of Intellesale.com, Inc. (all of which are majority-owned subsidiaries of Applied Digital Solutions, Inc.) as of December 31, 1997, and the related combined statements of operations, investment in predecessor companies and cash flows for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the predecessor companies of Intellesale.com, Inc. as of December 31, 1997, and the combined results of their operations, investment in predecessor companies and their cash flows for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



Rubin, Brown, Gornstein & Co., LLP
St. Louis, Missouri
February 24, 1998

        INTELLESALE.COM, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------
                    CONSOLIDATED AND COMBINED BALANCE SHEETS
                       (Dollars in Thousands, Except Par Value)


                                    Assets
                                                            Combined Predecessor
                                                                 Companies to          Consolidated
                                                            Intellesale.com,Inc.    Intellesale.com,Inc.
                                                                  December 31,         December 31,
                                                             --------------------------------------------
                                                                 1997                       1998
                                                             --------------------------------------------

Current Assets
 Cash and cash equivalents                                      $   615                   $   571
Accounts receivable (net of allowance for doubtful accounts
 of $100 in 1997 and $362 in 1998)                                3,626                     4,675
 Inventories                                                      3,474                     6,249
Notes receivable - related parties                                   74                       262
Prepaid expenses and other current assets                           125                       143
---------------------------------------------------------------------------------------------------------
   Total Current Assets                                           7,914                    11,900

Equipment and leasehold improvements, net                           418                       601

Notes receivable - related parties                                   --                       873

Goodwill, net                                                     2,727                     7,864

Other assets                                                         68                       125
-------------------------------------------------------------------------------------------------

                                                                $11,127                   $21,363
=================================================================================================

                     Liabilities and Stockholders' Equity
Current Liabilities
 Notes payable and current maturities of long-term debt         $ 1,403                   $    80
Due to Parent Company                                             1,242                     6,022
Accounts payable and accrued expenses                             3,111                     5,531
-------------------------------------------------------------------------------------------------
   Total Current Liabilities                                      5,756                    11,633
-------------------------------------------------------------------------------------------------
Commitments and contingent liabilities (Note 11)
-------------------------------------------------------------------------------------------------

Minority Interest                                                   384                       590
-------------------------------------------------------------------------------------------------

Stockholders' Equity
 Common shares:
 Authorized 30,000,000 shares of $.0001 par value; issued
     and outstanding 15,000,000 shares                                                          1
 Additional paid-in capital                                                                 9,139
Equity of predecessor companies                                   4,987                        --
-------------------------------------------------------------------------------------------------
   Total Stockholders' Equity                                     4,987                     9,140
-------------------------------------------------------------------------------------------------

                                                                $11,127                   $21,363
=================================================================================================

              See the accompanying notes to financial statements


                  PREDECESSOR COMPANIES OF INTELLESALE.COM, INC
-------------------------------------------------------------------------------------------------
                        COMBINED STATEMENTS OF OPERATIONS
                 (Dollars In Thousands, Except Per Share Data)

                                                        For The Years
                                                     Ended December 31,
                                               -----------------------------

                                                  1996      1997      1998
                                               -----------------------------
Revenue                                          $ 1,993   $39,445   $60,743

Costs of goods sold                                  851    33,202    47,623
----------------------------------------------------------------------------

Gross profit                                       1,142     6,243    13,120

Operating costs and expenses

 Selling, general and administrative expenses        635     3,778     8,725

 Depreciation and amortization                       110       342       774
----------------------------------------------------------------------------

Operating income                                     397     2,123     3,621

Interest income                                        1         1        45

Interest expense                                     (10)     (152)     (341)
----------------------------------------------------------------------------

Income before provision for income
 taxes and minority interest                         388     1,972     3,325

Provision for income taxes                           190       884     1,646
----------------------------------------------------------------------------

Income before minority interest                      198     1,088     1,679

Minority interest                                     30       247       226
----------------------------------------------------------------------------

Net income                                       $   168   $   841   $ 1,453
============================================================================


              See the accompanying notes to financial statements

                  PREDECESSOR COMPANIES OF INTELLESALE.COM, INC
--------------------------------------------------------------------------------
                COMBINED STATEMENTS OF INVESTMENT IN PREDECESSOR
                       COMPANIES AND STOCKHOLDERS' EQUITY
                    (Dollars In Thousands Except Par Value)



                                                    Common Stock   Additional   Equity of          Total
                                                 ----------------   Paid-in    Predecessor     Stockholders'
                                                   Number  Amount   Capital     Companies     Equity (Deficit)
                                                 -------------------------------------------------------------------------
Balance - December 31, 1995                            --  $   --   $   --       $ (152)        $  (152)
 Net income                                            --      --       --          168             168
 Contribution of capital from Parent Company for
  Parent Company shares issued for acquisitions        --      --       --          336             336
------------------------------------------------------------------------------------------------------------

Balance - December 31, 1996                            --      --       --          352             352

 Net income                                            --      --       --          841             841
 Contribution of capital from Parent Company for
  Parent Company shares issued for acquisitions        --      --       --        3,794           3,794
------------------------------------------------------------------------------------------------------------

Balance - December 31, 1997                            --      --       --        4,987           4,987

 Net income                                            --      --       --        1,453           1,453
 Contribution of capital from Parent Company for
  Parent Company shares issued for Universal
  Commodities Corp.                                    --      --       --        2,700           2,700

 Contribution of Predecessor Companies to
  Intellesale.com,Inc. effective
  December 31, 1998                                15,000       1    9,139       (9,140)             --
------------------------------------------------------------------------------------------------------------

Balance - December 31, 1998                        15,000  $    1   $9,139       $   --         $ 9,140
============================================================================================================

                 PREDECESSOR COMPANIES OF INTELLESALE.COM, INC.
--------------------------------------------------------------------------------
                        COMBINED STATEMENTS OF CASH FLOWS
                    (Dollars In Thousands Except Par Value)

                                                                    FOR THE YEARS
                                                                  ENDED DECEMBER 31,
                                                            ---------------------------
                                                               1996     1997      1998
                                                            ---------------------------
Cash Flows From Operating Activities
 Net income                                                   $ 168   $   841   $ 1,453
 Adjustments to reconcile net income to net cash provided
  by (used in) operating activities:
     Depreciation and amortization                              110       342       774
     Minority interest                                           30       247       226
     Gain on sale of equipment                                   --        --       (21)
     Net change in operating assets and liabilities
      (Note 13)                                                (180)   (1,239)   (4,640)
---------------------------------------------------------------------------------------
Net Cash Provided By (Used In) Operating Activities             128       191    (2,208)
---------------------------------------------------------------------------------------

Cash Flows From Investing Activities
 (Increase) decrease in notes receivable - related parties       --       108    (1,097)
 Proceeds from sale of assets                                    --       120       110
 Payments for equipment and other assets                        (20)     (372)     (248)
 Net cash acquired in (used for) business acquisitions           12       563       208
---------------------------------------------------------------------------------------
Net Cash Provided By (Used In) Investing Activities              (8)      419    (1,027)
---------------------------------------------------------------------------------------

Cash Flows From Financing Activities
 Increase (decrease) in bank overdrafts                          82       (82)       --
 Net amounts borrowed (paid) on notes payable                  (259)       78    (1,813)
 Net amounts borrowed from Parent Company                        --        --     5,004
---------------------------------------------------------------------------------------
Net Cash Provided By (Used In) Financing Activities            (177)       (4)    3,191
---------------------------------------------------------------------------------------

Net Increase (Decrease) In Cash                                 (57)      606       (44)

Cash and Cash Equivalents - Beginning of Period                  66         9       615
---------------------------------------------------------------------------------------

Cash and Cash Equivalents - End of Period                     $   9   $   615   $   571
=======================================================================================

Supplemental Disclosure of Cash Flow Information
 Income taxes paid                                            $  --   $    45   $     2
 Interest paid                                                   10       149       341
---------------------------------------------------------------------------------------

        INTELLESALE.COM, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------
               NOTES TO CONSOLIDATED AND COMBINED FINANCIAL SHEETS
                    (Dollars in Thousands, except par value)

1.   Organization And Summary Of Significant Accounting Policies

     Organization and Basis of Presentation

     The accompanying financial statements of the predecessor companies to Intellesale.com, Inc. and Intellesale. com, Inc. (Intellesale or
     Company) present the financial position, operating results and cash flows of the wholly and majority owned subsidiaries of Applied Digital Solutions, Inc. (ADS or the Parent Company) involved in sales, service and leasing of new and refurbished computer equipment and related components (see Note 2 for a detailed listing of these individual predecessor businesses and the dates of their acquisition by ADS). The individual operations of the predecessor businesses have been included in these financial statements since their acquisition by ADS or Universal Commodities Corp. (UCC), as described in Note 2.

     In December 1998, Intellesale.com, Inc. was incorporated and later merged with UCC, one of the predecessor businesses. Additionally, ADS contributed its ownership in each of the other predecessor businesses to Intellesale in July 1999. For financial statement presentation purposes these transactions have been accounted for at their historical carrying values as transactions involving entities under common control and effective as of December 31, 1998. As a result of these transactions and this effective date, the consolidated balance sheet at December 31, 1998 is that of Intellesale.
     The combined balance sheet at December 31, 1997 and the combined statements of operations, of investment in predecessor companies, and of cash flows for each of the three years ended December 31, 1998, represent those of the predecessor companies. As Intellesale did not exist prior to December 31, 1998, no earnings per share information is provided.


Operations

     Intellesale and its predecessor companies sells refurbished and new computer equipment and related components. The Company sells products online through its website at www.Intellesale.com as well as through traditional channels, which the Company is migrating to the Internet. In addition to selling products on their website, the Company distributes products through marketing arrangements with OnSale.com, which hosts auctions of the Company's products in exchange for a commission, as well as Lycos and other Internet portals and service providers. Intellesale operates in two segments as more fully discussed in Note 14.


     Consolidation and Combination Policy

     All significant intercompany balances and transactions have been eliminated.

     Use of Estimates

     The preparation of the financial statements requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on the knowledge of current events and actions the Company may undertake in the future, they may ultimately differ from actual results.

     Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

INTELLESALE.COM, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------
Notes To Consolidated and Combined Financial Statements (Continued)
(Dollars in thousands, except par value)


     Inventories

     Inventories primarily consist of finished goods and equipment available for resale. Inventory is valued at the lower of cost or market, determined by the first-in, first-out method. The Company closely monitors and analyzes inventory for potential obsolescence and slow-moving items based upon the aging of the inventory. Inventory items designated as obsolete or slow-moving are reduced to net realizable value. The reserve for excess and obsolete inventory was $50 at December 31,1998. There was no inventory reserve in 1997.

     Equipment and Leasehold Improvements

     Equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed using straight-line and accelerated methods. Leasehold improvements are depreciated and amortized over the life of leases ranging from 1 to 5 years, and equipment is depreciated over period raning from 3 to 10 years. Equipment and leasehold improvements are periodically reviewed for impairment based on expected future undiscounted cash flows. Management believes there has been no impairment at December 31, 1998.


     Goodwill

     Goodwill is stated on the cost basis and amortized, on a straight-line basis, over the estimated life of 7 years. Goodwill is periodically reviewed for impairment based on expected future undiscounted cash flows. Management believes there has been no impairment at December 31, 1998.

     Stockholders' Equity

     In January 1999, the Board of Directors of UCC authorized a 15,000 for 1 stock, which was later merged into Intellesale.com. As discussed above, the merger of UCCC into Intellesale.com has been reflected as of December 31, 1998.

     Revenue Recognition

     For all product sales, the Company recognizes revenue upon shipment to the customer. For programming and consulting services, the Company recognizes revenue as work is performed based on actual labor hours in the job times the standard billing rate and adjusted to realizable value if necessary. For maintenance contracts, revenue is recognized ratably over the life of the maintenance agreements. Costs of goods sold are recorded as the related revenue is recognized.

     The Company does not experience significant product returns. An allowance for estimated sales returns is recorded in accrued expenses.

     Advertising Costs

     The Company expenses production costs of print advertisements as of the first date the advertisements take place. Advertising expense, included in selling, general and administrative expenses, was $183 in 1998 and $53 in 1997. There were no material advertising expenses in 1996.

     Income Taxes

     As a subsidiary of ADS, the Company's results of domestic operations are included in consolidated federal income tax returns which also include ADS and its other operating subsidiaries. The Company could be considered jointly and severally liable for assessments of additional tax on the consolidated group. The Company's provision (benefit) for income taxes is based on income taxes the Company would have provided on a separate company basis. The Company's domestic income taxes currently payable are reflected in Due to Parent Company, as such taxes were paid or received by ADS on behalf of the Company.

INTELLESALE.COM, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------
Notes To Consolidated and Combined Financial Statements (Continued)
(Dollars in thousands, except par value)


     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (FAS) No. 109, Accounting for Income Taxes, requiring the use of the liability method of accounting for income taxes. The current and deferred tax consequences of a transaction are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable currently or in future years. Deferred income taxes are provided for temporary differences between income tax bases for assets and liabilities and their carrying amounts for financial reporting purposes. A valuation allowance reduces deferred tax assets when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred income tax assets and liabilities are reflected as other assets and liabilities (Note 9).

     New Accounting Standards

     In 1998, the Financial Accounting Standards Board issued FAS 133, Accounting for Derivative Instruments and Hedging Activities. In 1999, FAS 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FAS 133, was issued. As the Company does not have any derivative instruments or hedging transactions, adoption of FAS 133 is not expected to have any effect on the financial statements.

     In 1998, the Company adopted FAS 131, Disclosures about Segments of an Enterprise and Related Information. FAS 131 superseded FAS 14, Financial Reporting for Segments of a Business Enterprise, replacing the "Industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. FAS 131 also requires disclosures about products and services, geographic areas, and major customers. The adoption of FAS 131 did not affect results of operations or financial position but did affect the disclosure of segment information (see Note 14).

     In 1998, the Company adopted FAS 130, Reporting Comprehensive Income, which establishes standards for reporting and disclosure of comprehensive income and its components. Adoption of FAS 130 did not have a material effect on the financial statements.

INTELLESALE.COM, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------
Notes To Consolidated and Combined Financial Statements (Continued)
(Dollars in thousands, except par value)


2.    Acquisitions


      The following represents all of the acquisitions made by ADS which occurred through 1998 and which comprise these financial statements from the date of their acquisition:


                                 EFFECTIVE                              FAIR VALUE
                                  DATE OF     PERCENT   ACQUISITION       OF NET
                                ACQUISITION  ACQUIRED     PRICE       ASSETS ACQUIRED  GOODWILL         BUSINESS DESCRIPTION
                              ----------------------------------------------------------------------------------------------------
1995 Acquisition
Elite Computer Services, Inc.   09/01/95        80%       $  557             $ 10       $  547  Remarketer of computer parts

1996 Acquisition
Universal Commodities Corp      11/01/96        80%        1,512              271        1,241  Remarketer of computer equipment

1997 Acquisitions
Norcom Resources, Inc.          01/01/97        80%          538               57          481  Remarketer of mainframe computers
Pizarro Re-Marketing, Inc.      01/01/97        80%          356              156          200  Remarketer of computer tape and
                                                                                                disk drives
Cybertech Station, Inc.         07/01/97        80%          467                0          467  Remarketer of computer memory
                                                                                                products
Port Parties, Ltd.              07/01/97        80%        3,966               82        3,884  Leasing and rental services for
                                                                                                meeting and convention planners

1998 Acquisitions
Blue Star Electronics, Inc.     04/01/98        80%          431                1          430  Cable assembly manufacturer
Consolidated Micro              04/01/98       100%        1,948                4        1,944  Remarketer of memory, processors
 Components, Inc.                                                                               and hard drives
Data Path Technologies,         04/01/98       100%        3,421              146        3,275  Remarketer of computer equipment
 Inc.
GDB Software Services, Inc.     04/01/98       100%        1,931              221        1,710  Provider of data processing
                                                                                                consulting services
Service Transport Company       04/01/98        80%           89              (69)         158  Transporter of computer equipment
Fiscal Advantage, Inc.          10/01/98      Assets         200               25          175  Computer leasing services



The stock of ADS was issued for all of the above acquisitions except the assets of Fiscal Advantage, Inc. which was acquired by ADS for cash. The original ADS shares will remain outstanding and will not be converted to Intellesale shares. The above acquisitions have been accounted for using the purchase method of accounting and, accordingly, the consolidated and combined financial statements reflect the results of operations of each company from the date of acquisition. The costs of acquisitions reflect the Parent Company's basis in the assets and liabilities and include all payments according to the acquisition agreements plus costs for investment banking services, legal services and accounting services, that were direct costs of acquiring these assets. These acquisitions did not include separate non-compete agreements. Additionally, none of these entities had any patents, trademarks or other identifiable intangible assets. Therefore, the excess cost over the fair value of the tangible assets acquired has been recorded as goodwill. Goodwill resulting from these acquisitions is being amortized on a straight-line basis, over seven years. Certain acquisition agreements include the issuance of additional shares contingent on profits of the acquired subsidiary. Upon earning these shares, the value is recorded as additional goodwill. The acquisition price and goodwill above include all such contingent payments earned through December 31, 1998. See Note 16 which describes subsequent amendments to these Agreements. In summary, these Agreements were modified to result in Intellesale paying $5,520 in cash and $4,670 in its stock to pay the earnout agreements and purchase minority interests contingent on the successful completion of a public offering of Intellesale's stock. Upon payment of these additional amounts, the value will be recorded as goodwill. See Note 15 for unaudited pro forma information for the above acquisitions that occurred in 1998 and 1997.

INTELLESALE.COM, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------
Notes To Consolidated and Combined Financial Statements (Continued)
(Dollars in thousands, except par value)

3.   Notes Receivable

                                                                1997    1998
                                                              ----------------
Due from officers, unsecured, bears interest at 6%, $200 due    $  12   $1,073
November 1999, balance due on demand

Due from customer, unsecured, due on demand                        62       62

------------------------------------------------------------------------------
                                                                   74    1,135
Less: Current portion                                              74      262
------------------------------------------------------------------------------

                                                                $  --   $  873
==============================================================================


     As provided in his employment agreement, ADS has guaranteed a $1,250 mortgage loan to the President of Intellesale. This guaranty will be retained by ADS.



4.   Equipment And Leasehold Improvements

                                                    1997   1998
                                                  --------------
Equipment                                           $ 556  $ 795
Leasehold improvements                                  4    152
----------------------------------------------------------------
                                                      560    947
Less:  Accumulated depreciation and amortization      142    346
----------------------------------------------------------------

                                                    $ 418  $ 601
================================================================


     Depreciation and amortization expense amounted to $2, $109 and $251 for the years ended December 31, 1996, 1997 and 1998, respectively.


5.   Goodwill

     Goodwill consists of the excess of cost over fair value of tangible and identifiable intangible assets of companies purchased. The Company has applied the purchase method of accounting for acquisitions of wholly owned and majority owned subsidiaries.


                                                    1997      1998
                                                  -----------------

Original balance                                   $3,139    $8,799
Accumulated amortization                             (412)     (935)
-------------------------------------------------------------------

Carrying value                                     $2,727    $7,864
===================================================================



     The Company has entered into various earnout arrangements with the selling stockholders of certain acquired subsidiaries. These arrangements provide for additional consideration to be paid in future years if certain earnings levels are met. These amounts are recognized as additional goodwill when earned. The Company entered into agreements with those sellers who are entitled to these payments under which the Company has agreed to pay fixed amounts, in a combination of cash and shares of stock in lieu of earn-out payments. Some of these individuals also retained minority interests in these subsidiaries and in those cases the Company has agreed to repurchase their minority interest for a combination of cash and stock. See Notes 2 and 16 for further discussion.

     Goodwill amortization amounted to $108, $233, and $523 for the years ended December 31, 1996, 1997, and 1998, respectively.

INTELLESALE.COM, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------
Notes To Consolidated and Combined Financial Statements (Continued)
(Dollars in thousands, except par value)


6.  Related Party Transactions

                                                          1997     1998
                                                       ------------------

Due to Parent Company - line of credit                   $    --   $5,194

Due to Parent Company - other                              1,242      828
-------------------------------------------------------------------------

 Due to Parent Company                                    $1,242   $6,022
=========================================================================


     During the third quarter of 1998, the Parent Company entered into a twenty million dollar line of credit with a bank, collateralized by all the domestic assets of the Parent Company and its subsidiaries, including the Company, at the prime lending rate or at the London Interbank Offered Rate, as elected by the Parent Company. The line of credit was scheduled to expire on July 31, 1999 and contained standard covenants relating to the Parent Company's financial position and performance, as well as restrictions on the Parent Company's declaration and payment of dividends. The amount due to Parent Company - line of credit represents that portion of ADS's line of credit that ADS has loaned to the company. This loan bears interest at 9.0%, as set by the Parent Company. In March, 1999, the loan began to bear interest at the same rate as paid by the Parent Company. The loan, including interest, is repaid as funds are available. Interest expense related to this line of credit amounted to $140 in 1998.

     In May 1999, the Parent Company entered into a Term and Revolving Credit Agreement with IBM Credit Corporation and repaid the amount due to the bank. The lending arrangement between the Parent Company and Intellesale remains unchanged.



     ADS provides certain services to and incurs certain expenses on behalf of its subsidiaries. These costs, which include general overhead, certain employee benefit programs, general treasury services and various business insurance coverages are allocated to Parent Company subsidiaries, including the Company, based upon the Parent Company's estimate of its actual cost to provide these services. The Company incurred $420 in these costs to the Pare1t Company in 1998. No costs were allocated in 1996 and 1997, since the Parent Company did not provide significant services due to the decentralized operations of the subsidiaries during those periods. Management believes the method used to allocate expenses to the Company is reasonable and appropriate.

     The amounts due to Parent Company - other represent those amounts due to ADS for income taxes paid on the subsidiaries' behalf.

     See also Note 3 regarding notes receivable from officers.

INTELLESALE.COM, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------
Notes To Consolidated and Combined Financial Statements (Continued)
(Dollars in thousands, except par value)


7.   Notes Payable

                                                                      1997    1998
                                                                   -----------------
 Notes payable - banks, collateralized by business assets and by personal guarantees of officers/stockholders of certain
 subsidiaries.  Interest is payable monthly at rates varying from prime plus 1/2% to prime plus 2-1/4% in 1998.  The
 credit lines are due through December 1999.                       $1,126    $   --

 Notes payable - other, unsecured, due on demand                      277        80
 -----------------------------------------------------------------------------------
                                                                   $1,403    $   80
 ===================================================================================

     The weighted average interest rate including amounts due to Parent Company in Note 6 was 10.3% and 9.0% for the years ended December 31, 1997 and 1998, respectively.

INTELLESALE.COM, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------
Notes To Consolidated and Combined Financial Statements (Continued)
(Dollars in thousands, except par value)


8.   Fair Value Of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     Cash And Cash Equivalents

     The carrying amount approximates fair value because of the short maturity of those instruments.

     Notes Receivable

     The carrying value of the notes approximate fair value because either the interest rates of the notes approximate the current rate that the Company could receive on a similar note, or because of the short-term nature of the notes.

     Notes Payable

     The carrying amount approximates fair value because of the short-term nature of the notes.

     Accounts Payable And Accrued Expenses


     The carrying amount approximates fair value.


9.   Income Taxes

     The provision for income taxes consists of:

                                                    1996    1997    1998
                                                 ------------------------
       Current taxes at statutory rates             $ 188  $ 921   $1,618
       Deferred income taxes provision (credit)         2    (37)      28
       ------------------------------------------------------------------
                                                    $ 190  $ 884   $1,646
       ==================================================================


INTELLESALE.COM, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------
Notes To Consolidated and Combined Financial Statements (Continued)
(Dollars in thousands, except par value)


     The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities which are recorded as other assets and liabilities consist of the following:

                                                1997      1998
                                               ------------------
       Deferred Tax Assets - Current:
          Accounts receivable                     $  41      $ 9

       Deferred Tax Liabilities - Long-term:
          Equipment and leasehold improvements       (4)      --
       ---------------------------------------------------------
       Net Deferred Tax Asset                     $  37      $ 9
       =========================================================

INTELLESALE.COM, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------
Notes To Consolidated and Combined Financial Statements (Continued)
(Dollars in thousands, except par value)


     The reconciliation of the effective tax rate with the statutory federal income tax rate is as follows:


                                                                 1996   1997   1998
                                                                --------------------
                                                                   %      %      %
                                                                --------------------
         Statutory rate                                             34     34     34
         Non-deductible goodwill amortization                      9.5   11.8   15.7
         State and local income taxes, net of federal benefits     3.8    3.8    3.8
         Other                                                     1.7   (4.8)  (4.0)
                                                                --------------------
                                                                   49.0  44.8   49.5
                                                                ====================



INTELLESALE.COM, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------
Notes To Consolidated and Combined Financial Statements (Continued)
(Dollars in thousands)


10.  Commitments And Contingencies

     Rentals of space, vehicles, and office equipment under operating leases amounted to approximately $59, $231 and $521 for the years ended December 31, 1996, 1997, and 1998, respectively.

     The Company has entered into employment contracts with key officers and employees of the Company. The agreements are for periods of one to ten years through June 2007. Some of the employment contracts also call for bonus arrangements based on earnings of the particular subsidiary or the Company.

     The approximate minimum payments required under operating leases and employment contracts that have initial or remaining terms in excess of one year at December 31, 1998 are:

                            MINIMUM      EMPLOYMENT
          YEAR          RENTAL PAYMENTS  CONTRACTS
          -----------------------------------------
          1999                   $  633     $ 2,440
          2000                      521       2,690
          2001                      430       2,620
          2002                      319       2,400
          2003                       24       1,890
          Thereafter                 --       1,350
          -----------------------------------------
                                 $1,927     $13,390
          =========================================


     The Company has entered into put options with the selling stockholders of various companies in which the Company acquired less than a 100% interest. These options provide for the Company to acquire the remaining portion it does not own after periods ranging from 4 to 5 years from the dates of acquisition at amounts generally equal to 10%-20% of the average annual earnings of the subsidiary before income taxes for the two-year period ending the effective date of the put multiplied by a multiple ranging from 4 to 5. The stockholders have agreed to eliminate the put options. See Note 2 and Note 16 for further discussion.


     The employment agreements of four officers of the Company include certain "change of control" provisions. An initial public offering is not considered a "change of control." At the employee's option, he may terminate his employment under the agreement at any time within one year after such change of control. The Company shall pay to the employee a severance payment based on formulas relating to parachute payment provisions of the Internal Revenue Code and prior compensation.

     The Company is party to various legal proceedings. In the opinion of management, these proceedings are not likely to have a material adverse effect on the financial position or overall trends in results of the Company. The estimate of potential impact on the Company's financial position, overall results of operations or cash flows for the above legal proceedings could change in the future.

11.  Profit Sharing Plan


     The Company participates in the Parent Company's Section 401(k) Plan for the benefit of eligible employees. Essentially all full-time employees with six months of service are eligible to participate. Company matching contributions are completely discretionary. The Company and ADS have made no contributions to the Section 401(k) Plan in 1996 through 1998.

INTELLESALE.COM, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------
Notes To Consolidated and Combined Financial Statements (Continued)
(Dollars in thousands, except par value)


12.  Stock Options


     During 1997, UCC adopted a non-qualified stock option plan (the Option
     Plan) that was assumed by the Company upon the merger of UCC into the Company. The Company applies APB 25 and related interpretations in accounting for the Option Plan. In addition, the Parent Company has a non-qualified stock option plan (the Parent Option Plan) and applies APB 25 and interpretations. The exercise price of options granted under the Option Plan is determined at the discretion of the Company, and is typically based on the estimated fair value of the stock at the date of grant. Compensation expense is recognized when the exercise price of options is less than the fair value of the underlying stock on the date of grant. Compensation expense in 1997 and 1998 was not material. Under the Parent Option Plan, options to purchase Parent Company stock are granted at an exercise price which approximates fair value on the date of grant. Accordingly, no compensation cost has been recognized. Had compensation cost for the Option Plan and the Parent Option Plan been determined based on the fair value at the grant dates for awards under the Option Plan and the Parent Option Plan, consistent with the alternative method set forth under FAS 123, Accounting for Stock-Based Compensation, the Company's net income available to common stockholders would have been reduced.

     The pro forma amounts are indicated below:

                                            1997         1998
                                          ---------------------
     Net income
       As reported                           $ 841       $1,453
       Pro forma                             $ 639       $1,110


     Under the Option Plan, options for 7.5 million common shares were authorized for issuance to certain officers and employees of the Company, of which options to purchase 5.4 million shares had been granted through December 31, 1998. Each of these options was originally issued in the predecessor entity UCC which was later merged into Intellesale (see Note
     1). The UCC options were converted into Intellesale options at the merger date under identical terms. The options may not be exercised until one to four years after the options have been granted, and are exercisable for a period of ten years. In addition, options for 0.6 million shares of ADS stock were granted to officers and employees of the Company through December 31, 1998 under the Parent Option Plan.


     Under the Option Plan, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997 and 1998: dividend yield of 0% in both years; expected volatility ranging from 45% to 50%; risk-free interest rates ranging from 5.0% to 6.7%; and expected lives of 10 years for both years. The weighted-average fair value of options granted under the Option Plan was $0.32 for the year ended December 31, 1997 and $0.64 for the year ended December 31, 1998.

     Under the Parent Option Plan, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997 and 1998: dividend yield of 0% in both years; expected volatility of 44.03% and 43.69% for 1997 and 1998,

INTELLESALE.COM, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------
Notes To Consolidated and Combined Financial Statements (Continued)
(Dollars in thousands, except par value)


     respectively; risk-free interest rate of 5.72% and 4.74% for 1997 and 1998, respectively; and expected lives of 5 years for both years. The weighted-average fair value of options granted under the Parent Option Plan was $1.58 for the year ended December 31, 1997 and $1.27 for the year ended December 31, 1998.

     A summary of the stock option activity under the Option Plan for 1997 and 1998 follows:


                                                    1997                       1998
                                           ---------------------------  ---------------------------
                                                            Weighted-                     Weighted-
                                                              Average                       Average
                                             Shares    Exercise Price    Shares      Exercise Price
                                           --------------------------------------------------------
     Outstanding on January 1                      --      $       --     4,750,000     $     0.85
     Granted                                4,750,000            0.85       650,000           0.85
     Exercised                                     --              --            --             --
     Forfeited                                     --              --            --             --
     ----------------------------------------------------------------------------------------------
     Outstanding on December 31             4,750,000            0.85     5,400,000           0.85
     ----------------------------------------------------------------------------------------------
     Exercisable on December 31                    --              --            --             --
     ---------------------------------------------------------------------   ----------------------
     Shares available on December 31, for
      options that may be granted           2,750,000                     2,100,000
     ----------------------------------------------------------------------------------------------



     The following table summarizes information about the Company stock options at December 31, 1998:

                               Outstanding Stock Options                Exercisable Stock Options
                        --------------------------------------------------------------------------

                                        Weighted-
                                          Average
                                        Remaining         Weighted-                     Weighted-
                                      Contractual           Average                       Average
     Exercise Price       Shares             Life    Exercise Price      Shares    Exercise Price
     ---------------------------------------------------------------------------------------------
                         (In thousands, except for exercise price data and contractual life)
     ---------------------------------------------------------------------------------------------
     $ 0.85                5,400             8.30           $  0.85          --    $        --
     =============================================================================================

     A summary of the stock option activity for ADS under the Parent Option Plan for 1997 and 1998 with respect to employees of the Company follows:


                                                      1997                        1998
                                           ---------------------------  ----------------------------
                                                            Weighted-                    Weighted-
                                                              Average                       Average
                                             Shares    Exercise Price      Shares    Exercise Price
                                           ---------------------------------------------------------
     Outstanding on January 1                     --   $          --        100,000   $        3.83
     Granted                                 100,000            3.83        410,000            2.21
     Exercised                                    --              --             --              --
     Forfeited                                    --              --             --              --
     ----------------------------------------------------------------------------------------------
     Outstanding on December 31              100,000            3.83        510,000            2.53
     ----------------------------------------------------------------------------------------------
     Exercisable on December 31                   --              --        200,000            2.19
     ----------------------------------------------------------------------------------------------
     Shares available on December 31, for
      options that may be granted                 --                             --
     ----------------------------------------------------------------------------------------------

INTELLESALE.COM, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------
Notes To Consolidated and Combined Financial Statements (Continued)
(Dollars in thousands, except par value)



     The following table summarizes information about stock options granted to employees of the Company under the Parent Option Plan at December 31, 1998:


                                      Outstanding Stock Options                Exercisable Stock Options
                               -------------------------------------------------------------------------
                                               Weighted-
                                                 Average
                                               Remaining         Weighted-                     Weighted-
                                             Contractual           Average                       Average
     Range Of Exercise Prices      Shares           Life    Exercise Price      Shares    Exercise Price
     ---------------------------------------------------------------------------------------------------
                      (In thousands, except for exercise price data and contractual life)
     ---------------------------------------------------------------------------------------------------
     $2.00 to $3.00                400,000        5.50              2.18         200,000        2.19
     $3.01 to $4.00                110,000        6.70              3.82              --          --
     ---------------------------------------------------------------------------------------------------

     $2.00 to $4.00                510,000                         $2.53         200,000       $2.19
     ===================================================================================================


13.  Supplemental Cash Flow Information

     The changes in operating assets and liabilities, excluding the effects of acquisitions, are as follows:


                                                                         For The Years Ended December 31,
                                                                       ------------------------------------
                                                                           1996        1997         1998
                                                                       ------------------------------------
     Increase in accounts receivable                                   $    (115)   $  (1,426)    $   (204)
     Increase in inventories                                                (238)      (2,277)      (2,277)
     (Increase) decrease in prepaid expenses                                  (5)           2          (11)
     (Increase) decrease in deferred tax asset                                 1          (38)          27
     Increase (decrease) in current liabilities due to Parent Company        391          792         (414)
     Increase (decrease) in accounts payable and accrued expenses           (214)       1,708       (1,761)
     -----------------------------------------------------------------------------------------------------
                                                                       $    (180)   $  (1,239)    $ (4,640)
     =====================================================================================================


     In the years ended December 31, 1996, 1997 and 1998, the Company had the following noncash investing and financing activities:


                                                           1996      1997      1998
                                                         ----------------------------
     Payment of debt in exchange for common stock        $   678  $ 2,266    $     --
     Assets acquired for debt                                 --       --         190
     Assets acquired for common stock of Parent Company      985      256       2,700
     Capital leases                                           --      158          --

INTELLESALE.COM, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------
Notes To Consolidated and Combined Financial Statements (Continued)
(Dollars in thousands, except par value)


14.  Segment Information

     During 1998, the Company entered into the Internet business. The Company is now organized into two primary operating segments as follows:

          - Internet, in which the Company sells refurbished and new computer products through its website. Refurbished products consist primarily of off-lease equipment which the Company tests, cleans and prepares for sale, and manufacturer refurbished products which carry a manufacturer's warranty. The Company's Internet business also includes Internet wholesale, in which the Company sells its products to other companies that market these products on their websites. The Company is transitioning away from this wholesale distribution business and focusing on selling products directly through the Company's website.


          - Traditional commerce and other services, in which the Company buys and remarkets computer equipment and components to traditional wholesalers, retailers and value-added resellers, as well as individual and corporate end users, and provide integration and consulting services, computer recycling, parts-on-demand services and transportation services for computer and other equipment. The Company is transitioning the traditional commerce business to the Internet, to the extent feasible. The leasing group provides leasing and rental services for meeting and convention planners.


     The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies, except that intersegment sales and transfers are generally accounted for as if the sales or transfers were to third parties at current market prices, and segment data includes an allocated charge for the corporate headquarters costs. It is on this basis that management utilized the financial information to assist in making internal operating decisions. The Company evaluates performance based on stand alone operating segment net income.

     The 'Eliminations' category includes all amounts recognized upon consolidation of the Company's subsidiaries such as the elimination of intersegment revenues, expenses and assets and liabilities.

INTELLESALE.COM, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------
Notes To Consolidated and Combined Financial Statements (Continued)
(Dollars in thousands, except par value)


                                                  Traditional Commerce
                                                ------------------------
                                                  Sales And
     1998                               Internet   Service    Leasing   Eliminations   Consolidated
     ----------------------------------------------------------------------------------------------
     Revenue from external customers    $  7,334  $   48,556  $  4,853  $         --   $     60,743
     Intersegment revenue                     --       1,944        --        (1,944)            --
     ----------------------------------------------------------------------------------------------

     Total Revenue                      $  7,334  $   50,500  $  4,853  $     (1,944)  $     60,743
     ==============================================================================================

     Depreciation and amortization      $     56  $      602  $    116  $         --   $        774
     Operating income                        747       1,928     1,090          (144)         3,621

     Segment assets                        1,809      15,515     4,362          (323)        21,963
     Expenditures for property                --         248        --            --            248


                                                  Traditional Commerce
                                                ------------------------
                                                  Sales And
     1997                               Internet   Service    Leasing   Eliminations   Consolidated
     ----------------------------------------------------------------------------------------------
     Revenue from external customers    $   --    $   38,040    $1,405  $        --      $   39,445
     Intersegment revenue                   --         2,127        --       (2,127)             --
     ----------------------------------------------------------------------------------------------

     Total Revenue                      $   --    $   40,167    $1,405  $    (2,127)     $   39,445
     ==============================================================================================

     Depreciation and amortization      $   --    $      288    $   54  $        --      $      342
     Operating income                       --         1,881       242           --           2,123

     Segment assets                         --        10,389     1,066         (328)         11,127
     Expenditures for property              --           372        --           --             372

                                                  Traditional Commerce
                                                ------------------------
                                                  Sales And
     1996                               Internet   Service    Leasing   Eliminations  Consolidated
     ---------------------------------------------------------------------------------------------
     Revenue from external customers    $   --    $    1,933  $  --     $    --       $      1,993
     Intersegment revenue                   --            --     --          --                 --
     ---------------------------------------------------------------------------------------------

     Total Revenue                      $   --    $    1,933  $  --     $    --       $      1,993
     =============================================================================================

     Depreciation and amortization      $   --    $      110  $  --     $    --       $        110
     Operating income                       --           397     --          --                397

     Expenditures for property              --            20     --          --                 20

INTELLESALE.COM, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------
Notes To Consolidated and Combined Financial Statements (Continued)
(Dollars in thousands, except par value)


15.  Pro Forma Information (Unaudited)

     The following pro forma consolidated information of the Company for the years ended December 31, 1997 and 1998 gives effect to the acquisitions disclosed in Note 2, as if they were effective at January 1, 1997. The statement gives effect to the acquisitions under the purchase method of accounting. The 1997 pro forma acquisitions include: Norcom Resources, Inc., Pizarro Re-Marketing, Inc., Cybertech Station, Inc. and Port Parties, Ltd. The 1998 pro forma acquisitions include: Blue Star Electronics, Inc., Consolidated Micro Components, Inc., Data Path Technologies, Inc., GDB Software Services, Inc., Service Transport Company and Fiscal Advantage, Inc.

     The pro forma information may not be indicative of the results that would have actually occurred if the acquisitions had been effective on the dates indicated or of the results that may be obtained in the future. The pro forma information should be read in conjunction with the consolidated financial statements and notes thereto of the Company.


                                                               Pro Forma
                                                       -----------------------
                                                             December 31,
                                                       -----------------------
                                                            1997       1998
                                                       -----------------------
                                                         (In thousands, except
                                                           per share amounts)
          Revenue                                       $  67,307    $  67,076
          Net income available to common stockholders        (525)        (173)


16.  Subsequent Events


     Amendments to Purchase Agreements


     Several of the purchase agreements for the subsidiaries identified in Note 2 contained provisions whereby the sellers could put their remaining shares and obtain additional "earnout payments" upon achievement of certain profits. The Company has entered into agreements in 1999 to fix the amount of these payments at $9,740 in a combination of $5,820 in cash and $4,220 in stock of Intellesale plus 50,000,000 shares of Intellesale stock to Service Transport.


     The above settlements are contingent upon the successful completion of a planned public offering of Intellesale within one year of reaching the agreement and will result in additional goodwill.

INTELLESALE.COM, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------
Notes To Consolidated and Combined Financial Statements (Continued)
(Dollars in thousands except par value)

     Acquisitions


     Effective June 1, 1999, the Company acquired all of the outstanding common stock of Bostek, Inc. and Affiliate (Bostek) in a transaction accounted for under the purchase method of accounting. The aggregate purchase price was approximately $25,200 of which $10,200 was paid in cash at closing. Upon a successful initial public offering of the common stock of Intellesale, $10,000 will be payable on stock of the Company, and the remaining $5,000 will be payable in cash on January 3, 2000. In the event an initial public offering does not occur within one year from closing of the acquisition, the $10,000 will be payable in cash. An additional $5,000 of the purchase price, payable in cash, is contingent upon the achievement of certain earnings targets. The purchase price for Bostek was assigned to the assets acquired and the liabilities assumed based on their estimated fair values at the acquisition date. Based on such allocations, the aggregate purchase price exceeded the estimated fair value of the net assets acquired (goodwill) by approximately $21,500, which is being amortized over 7 years and will result in an annual amortization charge of approximately $3,100.


     Office and Warehouse Lease

     In June 1999, the Company entered into a five-year office and warehouse lease. Minimum rental payments under the lease are $48 per month for the first three years and $60 per month for the last two years.



17.  Capital Structure


     Common Stock

     The Company has 30,000,000 shares of $0.0001 par value stock authorized with 15,000,000 shares outstanding at December 31, 1998. All shares outstanding are fully paid and nonassessable. Each holder of common stock is entitled to one vote for each share held of record on all stockholder voting matters. The common stock does not have cumulative voting rights, preemptive rights, conversion rights, redemption provisions, or sinking fund provisions.

     Preferred Stock

     The Company has 5,000,000 shares of $0.01 par value preferred stock with no shares outstanding at December 31, 1998. The Company's Board of Directors is authorized to determine the terms, limitations and relative rights and preferences of the preferred stock. If issued, the preferred stock would have priority over the rights of common stock.

                     INTELLESALE.COM, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------


                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1999
                        (Dollars in Thousands, Except Par Value)
                                   (UNAUDITED)


                                     ASSETS



CURRENT ASSETS
   Cash and cash equivalents                                                     $   910
   Accounts receivable (net of allowance for doubtful accounts of $612)           26,981
   Inventories                                                                    23,154
   Notes receivable                                                                  326
   Prepaid expenses and other current assets                                       1,659
                                                                                 -------
         TOTAL CURRENT ASSETS                                                     53,030

EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET                                          1,886

NOTES RECEIVABLE                                                                     880

GOODWILL, NET                                                                     32,742

OTHER ASSETS                                                                         479
                                                                                 -------

                                                                                 $89,017
                                                                                 =======


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Notes payable and current maturities of long-term debt                        $    89
   Accounts payable and accrued expenses                                          20,720
   Due to parent company                                                          34,173
   Due to shareholders of acquired subsidiary                                     15,000
                                                                                 -------
         TOTAL CURRENT LIABILITIES                                                69,982
                                                                                 -------

NOTES PAYABLE                                                                         17
                                                                                 -------

MINORITY INTEREST                                                                    610
                                                                                 -------

STOCKHOLDERS' EQUITY
   Common shares:
      Authorized 30,000,000 shares of $.0001 par value; issued
         and outstanding 15,000,000 shares                                             1
      Additional paid-in capital                                                  17,814
      Retained earnings                                                              593
                                                                                 -------
         TOTAL STOCKHOLDERS' EQUITY                                               18,408
                                                                                 -------
                                                                                 $89,017
                                                                                 =======

--------------------------------------------------------------------------------
See the accompanying notes to financial statements.

                     INTELLESALE.COM, INC. AND SUBSIDIARIES
                            AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------
               CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
                      (Dollars in Thousands, Except Per Share Data)
                                   (UNAUDITED)

                                                    FOR THE NINE MONTHS
                                                    ENDED SEPTEMBER 30,
                                     ---------------------------------------------
                                                     1998                    1999
                                     ---------------------------------------------
                                                 Combined
                                              Predecessor
                                             Companies of            CONSOLIDATED
                                     Intellesale.com, Inc.   INTELLESALE.COM, INC.
                                     ---------------------------------------------
REVENUE                                           $ 43,041    $ 87,875

COSTS OF GOODS SOLD                                 33,891      68,536
----------------------------------------------------------------------

GROSS PROFIT                                         9,150      19,339
----------------------------------------------------------------------

OPERATING COSTS AND EXPENSES
   Selling, general and administrative expenses      6,035      13,664
   Depreciation and amortization                       551       2,530
----------------------------------------------------------------------
TOTAL OPERATING COSTS AND EXPENSES                   6,586      16,194
----------------------------------------------------------------------

OPERATING INCOME                                     2,564       3,145

INTEREST INCOME                                         27         126

INTEREST EXPENSE                                      (263)       (869)
----------------------------------------------------------------------

INCOME BEFORE PROVISION FOR INCOME
   TAXES AND MINORITY INTEREST                       2,328       2,402

PROVISION FOR INCOME TAXES                           1,050       1,723
----------------------------------------------------------------------

INCOME BEFORE MINORITY INTEREST                      1,278         679

MINORITY INTEREST                                      167          86
----------------------------------------------------------------------

NET INCOME                                        $  1,111    $    593
======================================================================

EARNINGS PER COMMON SHARE - BASIC                             $    .04
                                                              ========

EARNINGS PER COMMON SHARE - DILUTED                           $    .03
                                                              ========

WEIGHTED AVERAGE NUMBER OF COMMON
   SHARES OUTSTANDING - BASIC                                   15,000
                                                              ========

WEIGHTED AVERAGE NUMBER OF COMMON
   SHARES OUTSTANDING - DILUTED                                 17,392
                                                              ========



--------------------------------------------------------------------------------
See the accompanying notes to financial statements.

                     INTELLESALE.COM, INC. AND SUBSIDIARIES
                            AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                 (Dollars in Thousands)












                                                     COMMON SHARES               ADDITIONAL                         TOTAL
                                              ---------------------------           PAID-IN      RETAINED   STOCKHOLDERS'
                                                       NUMBER      AMOUNT           CAPITAL      EARNINGS          EQUITY
                                              ---------------------------------------------------------------------------
BALANCE - DECEMBER 31, 1998                            15,000,000   $   1          $  9,139         $  --       $   9,140

   Net income (unaudited)                                      --      --                --           593             593
   Contribution of capital from
      Parent Company for Parent Company shares
      issued for acquisitions (unaudited)                      --      --             8,675            --           8,675
-------------------------------------------------------------------------------------------------------------------------

BALANCE - SEPTEMBER 30, 1999
    (UNAUDITED)                                        15,000,000   $   1          $ 17,814         $ 593       $  18,408
=========================================================================================================================



--------------------------------------------------------------------------------
See the accompanying notes to financial statements.

                     INTELLESALE.COM, INC. AND SUBSIDIARIES
                            AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------

               CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
                             (Dollars in Thousands)
                                  (UNAUDITED)

                                                             FOR THE NINE MONTHS
                                                             ENDED SEPTEMBER 30,
                                              ---------------------------------------------
                                                                1998                  1999
                                              ---------------------------------------------
                                                            Combined
                                                         Predecessor
                                                       Companies  of          CONSOLIDATED
                                                Intellesale.com, Inc. INTELLESALE.COM, INC.
                                              ---------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                 $ 1,111    $    593
   Adjustments to reconcile net income to net cash
      used in operating activities:
         Depreciation and amortization                            551       2,530
         Minority interest                                        167          86
         (Gain) loss on sale of equipment                          19          (5)
         Change in assets and liabilities:
            (Increase) decrease in accounts receivable            304     (15,680)
            Increase in inventories                            (1,011)    (13,509)
            Increase in prepaid expenses                         (224)     (1,282)
            Increase (decrease) in current liabilities
               due to Parent Company                           (1,074)      1,003
            Increase (decrease) in accounts payable and
               accrued expenses                                (1,347)     15,631
---------------------------------------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES                          (1,504)    (10,633)
---------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Increase in notes receivable - officers                       (912)        (82)
   (Increase) decrease in other assets                             47        (356)
   Proceeds from sale of property and equipment                    65           6
   Payments for equipment and other assets                       (275)     (1,162)
   Proceeds from (payments for) costs of asset and business
      acquisitions (net of cash balances acquired)                 68     (10,497)
---------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                          (1,007)    (12,091)
---------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net paid on notes payable                                   (1,613)        (35)
   Proceeds from parent company                                 4,338      23,109
   Payments on long-term debt                                    (148)        (11)
---------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                       2,577      23,063
---------------------------------------------------------------------------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                          66         339

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                   615         571
---------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS - END OF PERIOD                     $   681    $    910
=================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Income taxes paid                                          $    62    $    623
   Interest paid                                                  263         869
   Noncash investing and financing activities:
      Fixed assets acquired for long-term debt                     --          72
      Due to shareholders of acquired subsidiary                   --      15,000
---------------------------------------------------------------------------------


--------------------------------------------------------------------------------
See the accompanying notes to financial statements.

                     INTELLESALE.COM, INC. AND SUBSIDIARIES
                            AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------
             NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

                 (Dollars in Thousands, Except Per Share Data)

                                  (UNAUDITED)



1.   OPERATIONS AND BASIS OF PRESENTATION



     The accompanying unaudited consolidated financial statements of Intellesale.com, Inc. (Intellesale or the "Company") as of and for the nine months ended September 30, 1999 and of the Predecessor Companies of Intellesale.com, Inc. for the nine months ended September 30, 1998 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities Exchange Act of 1934. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, all adjustments (consisting of only normal recurring adjustments) considered necessary to present fairly the consolidated financial statements have been made.



     The consolidated statement of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the entire year. These statements should be read in conjunction with the consolidated financial statements and related notes thereto for the year ended December 31, 1998.


     In December 1998, Intellesale.com, Inc. was incorporated and later merged with Universal Commodities Corp. (UCC), one of the predecessor businesses. Additionally, Applied Digital Solutions (ADS or Parent Company) contributed its ownership in each of the other predecessor businesses to Intellesale in July 1999. For financial statement presentation purposes these transactions have been accounted for at their historical carrying values as transactions involving entities under common control and effective as of December 31, 1998. As a result of these transactions and this effective date, the consolidated balance sheet, at September 30, 1999, and the consolidated statement of operations of stockholders' equity, and of cash flows for the nine months then ended are that of Intellesale. The combined statement of operations and of cash flows for the nine months ended September 30, 1998 represent those of the predecessor companies.


     Intellesale and its predecessor companies sell refurbished and new computer equipment and related components. The Company sells products online through its Website, at www.Intellesale.com as well as through traditional channels the Company is migrating to the internet. In addition to selling products on its website the Company distributes products through marketing arrangements with OnSale.com, which hosts auctions of the Company's products in exchange for a commission, as well as Lycos and other internet portals and service providers. See Note 1. Intellesale operates in two segments as more fully discussed in Note 3.

     CONSOLIDATION AND COMBINATION POLICY

     All significant intercompany balances and transactions have been eliminated.

     EARNINGS PER COMMON AND COMMON SHARE EQUIVALENT

     Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental shares issuable upon exercise of stock options and warrants and contingently issuable shares. EPS for 1998 is not presented as Intellesale was not incorporated until 1998.


     NEW ACCOUNTING STANDARDS

     In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (FAS) 133, Accounting for Derivative Instruments and Hedging Activities. In 1999, FAS 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FAS 133, was issued. As the Company does not have any derivative instruments or hedging transactions, adoption of FAS 133 will not have any effect on the financial statements.


--------------------------------------------------------------------------------
                                      F-28

INTELLESALE.COM, INC.  AND SUBSIDIARIES
  AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------
Notes To Financial Statements (Continued)


2.   EARNINGS PER SHARE

     The following is a reconciliation of the numerator and denominator of basic and diluted earnings per share:



                                                           FOR THE NINE MONTHS
                                                           ENDED SEPTEMBER 30,
                                                        -------------------------
                                                                             1999
                                                        -------------------------
Numerator:
   Net income                                                         $       593
=================================================================================

Denominator:
   Denominator for basic earnings per share -
      Weighted-average shares                                          15,000,000

Effect of dilutive securities -
   Employee stock options                                               2,392,000
---------------------------------------------------------------------------------

Denominator for diluted earnings per share - Adjusted
   Weighted-average shares                                             17,392,000
=================================================================================

Basic earnings per share                                              $       .04
=================================================================================

Diluted earnings per share                                            $       .03
=================================================================================



3.   SEGMENT INFORMATION

     During 1998, in connection with its acquisition strategy, the Company entered into the Internet business. The Company is now organized into two primary operating segments as follows:


     - Internet, in which the Company sells refurbished and new computer products through their website. Refurbished products consist primarily of off-lease equipment which the Company tests, cleans and prepares for sale, and manufacturer refurbished products, which carry a manufacturer's warranty. The Company's Internet business also includes Internet wholesale, in which the Company sells its products to other companies that market these products on their websites. The Company is transitioning away from this wholesale distribution business and focusing on selling products directly through the Company's website.

     - Traditional commerce and other services, in which the Company buys and remarkets computer equipment and components to traditional wholesalers, retailers, value added retailers as well as individual and corporate end users, and provides integration and consulting services, computer recycling, parts-on-demand services and transportation services for computer and other equipment. The Company is transitioning the traditional commerce business to the Internet, to the extent feasible. The leasing group provides leasing and rental, services for meeting and convention planners.


--------------------------------------------------------------------------------
                                      F-29

INTELLESALE.COM, INC.  AND SUBSIDIARIES
  AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------
Notes To Financial Statements (Continued)



     The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in the December 31, 1998 financial statements of the Company and its predecessor companies except that intersegment sales and transfers are generally accounted for as if the sales or transfers were to third parties at current market prices, and segment data includes an allocated charge for the corporate headquarters costs. It is on this basis that management utilized the financial information to assist in making internal operating decisions. The Company evaluates performance based on stand alone operating segment net income.

     The following segment information is for the nine month periods ended September 30:

                                                           TRADITIONAL
                                                  ----------------------------
                                                        SALES AND
1998                                      INTERNET        SERVICE      LEASING     ELIMINATIONS     CONSOLIDATED
----------------------------------------------------------------------------------------------------------------
Revenue from external customers           $  4,553       $ 34,502      $ 3,986           $   --         $ 43,041
Intersegment revenue                            --            923           --             (923)              --
----------------------------------------------------------------------------------------------------------------

Total Revenue                             $  4,553       $ 35,425      $ 3,986           $ (923)        $ 43,041
================================================================================================================

Depreciation and amortization             $     26       $    330      $    60           $  135         $    551
Operating income                               479          1,419          801             (135)           2,564



                                                          TRADITIONAL
                                                 -----------------------------
                                                       SALES AND
1999                                     INTERNET        SERVICE       LEASING    ELIMINATIONS     CONSOLIDATED
---------------------------------------------------------------------------------------------------------------
Revenue from external customers          $ 33,493       $ 49,733       $ 4,649      $       --         $ 87,875
Intersegment revenue                           --          5,007            --          (5,007)              --
---------------------------------------------------------------------------------------------------------------

Total Revenue                            $ 33,493       $ 54,740       $ 4,649      $   (5,007)        $ 87,875
===============================================================================================================

Depreciation and amortization            $    587       $    978       $   191      $      774         $  2,530
Operating income                            3,107            297           515            (774)           3,145

Segment assets                             29,440         54,929         5,292            (536)          89,125



4.   ACQUISITION


     In June 1999, Intellesale purchased all of the shares of Bostek, Inc. and Micro Components International, Incorporated (collectively, "Bostek") for approximately $25,200, of which $10,200 was paid in cash at closing. Upon a successful initial public offering of Intellesale, $10,000 will be payable in stock of Intellesale and the remaining $5,000 will be payable in cash on January 3, 2000. In the event an initial public offering does not occur, the $10,000 will be payable in cash. An additional $5,000 is contingent upon the achievement of certain earnings targets. The transaction was accounted for under the purchase method of accounting. The fair value of net assets acquired and liabilities assumed was $3,747, resulting in goodwill of $21,458. This goodwill will be amortized over 7 years.

     Unaudited pro forma results of operations for the nine months ended September 30, 1999 and 1998 are included below. Such pro forma information assumes that the above transactions had occurred as of January 1, 1998.




--------------------------------------------------------------------------------
                                      F-30

INTELLESALE.COM, INC.  AND SUBSIDIARIES
  AND PREDECESSOR COMPANIES
--------------------------------------------------------------------------------
Notes To Financial Statements (Continued)



                                                       FOR THE NINE MONTHS
                                                       ENDED SEPTEMBER 30,
                                            -----------------------------------
                                                         1998              1999
                                            -----------------------------------
Revenues                                             $ 94,071         $ 121,275
Net income (loss)                                         765              (759)

Earnings per common share - basic                          --               .05
Earnings per common share - diluted                        --               .05


5.   RELATED PARTY TRANSACTIONS

                                                  SEPTEMBER 30, 1999
                                                -----------------------
Due to Parent Company - line of credit                      $ 32,343
Due to Parent Company - other                                  1,830
                                                -----------------------

                                                            $ 34,173
                                                =======================




     During the third quarter of 1998, the Parent Company entered into a twenty million dollar line of credit with a bank, collateralized by all the domestic assets of the Parent Company and its subsidiaries, including the Company, at the prime lending rate or at the London Interbank Offered Rate, as elected by the Parent Company. The line of credit was due to expire on July 31, 1999 and contained standard covenants relating to the Parent Company's financial position and performance, as well as restrictions on the Parent Company's declaration and payment of dividends. The amount due to Parent Company - line of credit represents that portion of ADS's line of credit that ADS had loaned to the Company. This loan bore interest at 9.0%, as set by the Parent Company. In March 1999 the loan began to bear interest at the same interest rate as paid by the Parent Company. The loan, including interest, was repaid as funds were available.

     In May 1999, the Parent Company entered into a Term and Revolving Credit Agreement with IBM Credit Corporation and repaid the amount due to the bank. In connection with the Bostek acquisition (Note 4), the Company borrowed approximately $10,200 from the Parent Company.

     ADS provides certain services to and incurs certain expenses on behalf of its subsidiaries. These costs, which include general overhead, certain employee benefit programs, general treasury services and various business insurance coverages are allocated to Parent Company subsidiaries, including the Company, based upon ADS' estimate of the actual cost to provide these services. The Company incurred approximately $315 and $450 in these costs to the Parent Company in the nine month periods ended September 30, 1998 and 1999, respectively. Management believes the method used to allocate expenses to the Company is reasonable and appropriate.



     The amounts due to Parent Company - other represent those amounts due to ADS for income taxes paid on the subsidiaries' behalf.



--------------------------------------------------------------------------------
                                      F-31

INTELLESALE.COM, INC.  AND SUBSIDIARIES
  AND PREDECESSOR COMAPANIES
--------------------------------------------------------------------------------
Notes To Financial Statements (Continued)

6.   COMMITMENTS AND CONTINGENCIES

     In June 1999, the Company entered into a five-year office and warehouse lease. Minimum annual rental payments under the lease are $48 per month for the first three years and $60 per month for the last two years.

     In connection with certain acquisitions, the Company agreed to pay additional amounts to sellers of the acquired businesses depending on the performance of the businesses. The Company recently entered into agreements with those sellers who are entitled to these payments under which the Company has agreed to pay fixed amounts, in a combination of cash and shares of stock, in lieu of earnout payments. Some of those individuals also retained minority interests in the subsidiaries, and in those cases, the Company has also agreed to repurchase their minority interests, also for a combination of cash and stock. Upon successful completion of the Company's pending initial public offering, the Company will pay $ 9,740 in cash and stock and increase goodwill by approximately $9,130 to record the transactions resulting from these agreements.



7.   SUBSEQUENT EVENTS

     On November 11, 1999, a customer initiated litigation against the Company. On November 22, 1999, the litigation with the customer was settled. In entering into the settlement of this matter, neither the Company nor the customer has admitted liability to the other.

     As a result of this settlement, the Company expects to incur advertising costs under a promotional program related to additional computers the customer can purchase in future periods. The customer is not required to purchase these additional computers. The Company does not anticipate that the obligation related to the sale of these computers will otherwise have any material effect on the financial statements.



















--------------------------------------------------------------------------------

April 6, 1999
(Except for Note 13, which is as of June 4, 1999)

To the Board of Directors
Bostek, Inc. and Affiliate
Hanover, MA

Re:  Independent Auditor's Report
     Bostek, Inc.
     Micro Components International, Inc.

Gentlemen:

We have audited the accompanying combined balance sheet of Bostek, Inc. (a Massachusetts corporation) and affiliate as of December 31, 1998, and the related combined statements of income and retained earnings, and cash flows for the year then ended. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Bostek, Inc. and affiliate as of December 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Respectfully submitted,

DI PESA & COMPANY


Certified Public Accountant

Boston, Massachusetts

April 1, 1998

To the Board of Directors
Bostek, Inc.
Hanover, Massachusetts

Re:  Independent Auditor's Report

Gentlemen:

We have audited the accompanying balance sheet of Bostek, Inc. as of December 31, 1997, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bostek, Inc. as of December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Respectfully submitted,

DI PESA & COMPANY



Certified Public Accountants

Boston, Massachusetts

July 23, 1999

To the Board of Directors
Bostek, Inc.
Hanover, Massachusetts

Re:  Independent Auditor's Report

Gentlemen:

We have audited the accompanying statements of income, retained earnings and cash flows of Bostek, Inc. for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Bostek, Inc. for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Respectfully submitted,

DI PESA & COMPANY


Certified Public Accountants

Boston, Massachusetts

                                 BOSTEK, INC.
                                 ------------
                                 BALANCE SHEET
                                 -------------
                       AS OF DECEMBER 31, 1997 AND 1998
                       --------------------------------

                                     ASSETS
                                     ------
                                                                              1997               1998
                                                                              ----               ----
CURRENT ASSETS                                                                                (combined)
--------------
      Cash                                                                   $1,068,101         $   105,096
      Account Receivable Trade, Net                                           3,937,315           4,739,295
      Inventory                                                               3,469,951           5,454,646
      Prepaid Expenses                                                           38,496              75,645
      Due from Employees                                                         66,103             130,691
      Due from Realty Trust                                                          --              93,695
                                                                             ----------         -----------

            TOTAL CURRENT ASSETS                                              8,579,966          10,599,068
            --------------------

PROPERTY AND EQUIPMENT, NET                                                      96,396             258,501
---------------------------                                                  ----------         -----------

TOTAL ASSETS                                                                 $8,676,362         $10,857,569
------------                                                                 ==========         ===========
                     LIABILITIES AND STOCKHOLDERS' EQUITY
                     ------------------------------------

CURRENT LIABILITIES
-------------------
      Line-of-Credit                                                         $3,000,000         $ 6,115,000
      Accounts Payable                                                          906,107             426,505
      Warranty Reserve                                                          652,777             250,000
      Accrued Expenses                                                          284,082              14,334
      Accrued State Taxes                                                            --              64,939
                                                                             ----------         -----------

            TOTAL CURRENT LIABILITIES                                         4,842,966           6,870,778
            -------------------------                                        ----------         -----------

LONG-TERM LIABILITIES
---------------------
      Subordinated Stockholder Debt                                             482,789                  --
                                                                             ----------

            TOTAL LONG-TERM LIABILITIES                                         482,789                  --
            ---------------------------                                      ----------

            TOTAL LIABILITIES                                                 5,325,755           6,870,778
            -----------------                                                ----------         -----------

STOCKHOLDERS' EQUITY
--------------------
      Common Stock                                                              250,714             280,914
      Less: Treasury Stock, At Cost                                             (81,000)            (81,000)
      Retained Earnings                                                       3,180,893           3,786,877
                                                                             ----------         -----------

            TOTAL STOCKHOLDERS' EQUITY                                        3,350,607           3,986,791
            --------------------------                                       ----------         -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                   $8,676,362         $10,857,569
------------------------------------------                                   ==========         ===========

           See Independent Auditor's Report and accompanying notes.

                                 BOSTEK, INC.
                                 ------------
                  STATEMENTS OF INCOME AND RETAINED EARNINGS
                  ------------------------------------------
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
             ----------------------------------------------------

                                                                    1996             1997             1998
                                                                    ----             ----             ----
                                                                                                    (combined)
REVENUE                                                          $54,400,011      $42,930,016      $60,772,443
-------

COST OF SALES                                                     47,366,335       37,014,620       53,366,139
-------------                                                    -----------      -----------      -----------

GROSS PROFIT ON SALES                                              7,033,676        5,915,396        7,406,304
---------------------

OPERATING EXPENSES                                                 3,858,219        4,354,385        5,720,778
------------------                                               -----------      -----------      -----------

INCOME FROM OPERATIONS                                             3,175,457        1,561,011        1,685,526
----------------------                                           -----------      -----------      -----------

OTHER INCOME (EXPENSE)
----------------------
     Gain on Sale of Investments                                          --               --          381,665
     Interest Income                                                  18,259           16,324           10,800
     Interest Expense                                               (139,200)         (33,590)        (353,250)
                                                                 -----------      -----------      -----------
                                                                    (120,941)         (17,266)          39,215
                                                                 -----------      -----------      -----------
          INCOME BEFORE PROVISION
              FOR TAXES                                            3,054,516        1,543,745        1,724,741
          -----------------------

PROVISION FOR INCOME TAXES                                            50,000           45,000           27,972
--------------------------                                       -----------      -----------      -----------

NET INCOME                                                         3,004,516        1,498,745        1,696,769
----------

RETAINED EARNINGS - BEGINNING BALANCE                              1,635,651        4,183,363        3,180,893
-------------------------------------

LESS:  DIVIDENDS PAID                                               (456,804)      (2,501,215)      (1,090,785)
---------------------                                            -----------      -----------      -----------

RETAINED EARNINGS - ENDING BALANCE                               $ 4,183,363      $ 3,180,893      $ 3,786,877
----------------------------------                               ===========      ===========      ===========

           See Independent Auditor's Report and accompanying notes.

                                 BOSTEK, INC.
                                 -------------
                           STATEMENTS OF CASH FLOWS
                           ------------------------
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
             ----------------------------------------------------

CASH FLOWS FROM OPERATING                                           1996                 1997                1998
                                                                    ----                 ----                ----
  ACTIVITIES                                                                                              (combined)
  ----------
  Net Income                                                     $ 3,004,516          $ 1,498,745         $ 1,696,769
  Adjustments to Reconcile Net Income to
    Net Cash Provided by Operating Activities
      Depreciation                                                    35,000               42,070              45,500
      Allowance for Bad Debts                                        191,388              141,901          (  294,613)
      Changes in Assets and Liabilities:                                                                   (
        Accounts Receivable                                       (   82,704)             258,494             638,364)
        Inventory                                                  1,050,153           (1,484,947)         (1,984,695)
        Prepaid Expenses                                              23,230           (   32,298)         (   37,149)
        Due from Employees                                        (   47,405)          (   43,260)         (   64,588)
        Officer Loans                                                 29,579                    -                  --
        Accounts Payable                                          (  374,089)             343,152          (  479,602)
        Warranty Reserve                                             147,223           (  147,223)         (  402,777)
        Accrued Expenses                                             145,831           (  519,079)         (  224,748)
        Accrued State Taxes                                               --                   --              19,939
        Due from Related Parties                                          --                   --              37,302
                                                                ------------          -----------         -----------

    NET CASH PROVIDED (USED) BY
      OPERATING ACTIVITIES                                         4,122,722               57,555          (2,327,026)
      --------------------                                       -----------          -----------         -----------

CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------
  Purchase of Fixed Assets                                        (   26,643)          (   29,917)         (  207,605)
                                                                      ------               ------             -------
    NET CASH PROVIDED (USED) BY
         INVESTING ACTIVITIES                                     (   26,643)          (   29,917)         (  207,605)
         --------------------                                         ------               ------             -------

CASH FLOWS FROM FINANCING ACTIVITIES
------------------------------------
  Dividends Paid                                                  (  456,804)          (2,501,215)         (1,090,785)
  Loans from Officers                                                     --              271,804          (  482,789)
  Net Borrowings on Line of Credit                                (2,900,000)           2,700,000           3,115,000
  Proceeds from Issuance of Common Stock                                  --                   --                 200
  Capital Contributions                                                   --                   --              30,000
                                                                 -----------          -----------         -----------

    NET CASH PROVIDED (USED) BY
      FINANCING ACTIVITIES                                        (3,356,804)             470,589           1,571,626
      --------------------                                       -----------          -----------         -----------

NET CHANGE IN CASH                                                   739,275              498,227          (  963,005)
------------------

CASH - BEGINNING OF YEAR                                          (  169,401)             569,874           1,068,101
------------------------                                         -----------          -----------         -----------

CASH - END OF YEAR                                               $   569,874          $ 1,068,101         $   105,096
------------------
                                                                 ============         ===========         ===========

      SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
      -------------------------------------------------
  Interest Expense Paid                                          $   139,200          $    33,590         $   353,250
  Taxes Paid - State                                             $       397          $   159,267         $    98,230

           See Independent Auditor's Report and accompanying notes.

                                 BOSTEK, INC.
                                 ------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
             ----------------------------------------------------


     NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
             ------------------------------------------

             A.  Nature of Operations
                 --------------------

                 Bostek, Inc. and its affiliate Micro Components International, Inc. were incorporated in the Commonwealth of Massachusetts in 1990 and 1998, respectively. The Companies operate as a single business unit as wholesalers/retailers of personal computer hardware and peripheral products. Micro Components International, Inc. the affiliate, is not a subsidiary of Bostek, Inc. but has the same shareholders and directors.

                 In March 1998, Bostek established a new method of distribution for personal computer products and components, American Discount Warehouse ("ADW"). ADW sells personal computer related equipment to individual consumers over the Internet. For 1998, ADW was treated as a DBA (Doing Business As) of Bostek.

             B.  Combined Statements
                 -------------------

                 The accompanying financial statements include the combined accounts of Bostek, Inc. and Micro Components International, Inc. for the year ended December 31, 1998, the first year of operations of Micro Components International, Inc. Both companies have identical ownership by two individuals, each owning exactly 50% of the stock of each company and who exercise common control. Additionally, Micro Components International was managed by Bostek for its entire existence.

                 The Companies are affiliated by virtue of having the same stockholders and not through parent subsidiary stock ownership. All significant intercompany balances have been eliminated and there were no intercompany sales transactions for the year ended December 31, 1998.

             C.  Method of Accounting
                 --------------------

                 The financial statements are prepared using the accrual basis of accounting in compliance with generally accepted accounting principles. They accordingly reflect all significant receivables, payables and other liabilities.

             D.  Revenue Recognition
                 -------------------

                 Bostek and Micro Components recognize revenues when the product is shipped. The Companies' return policy provides for money back guarantees on certain items. An allowance for potential product returns based upon historical trends has been established.

                                 BOSTEK, INC.
                                 ------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
             ----------------------------------------------------


     NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
             ------------------------------------------
             (Continued)

             E.  Accounts Receivable
                 -------------------

                 The Companies provide for bad debts on the allowance method of accounting. The allowance for uncollectible accounts was $778,000 and $483,387 at December 31, 1997 and 1998,
                 respectively.

             F.  Inventories
                 -----------

                 Inventories consist of computer hardware and components and are stated at historical cost (determined under the first-in, first-out cost method) or market whichever is lower. All inventories are of goods available for immediate resale, with no raw materials or work in process inventory. The personal computer industry is characterized by rapid technological advancement and declining market prices. Should demand for the current generation of personal computers prove to be significantly less than anticipated, the ultimate realizable value of such products could be substantially less than the amount shown on the balance sheet.

             G.  Income Taxes
                 ------------

                 In 1995, Bostek elected to be treated as an S Corporation under provisions of the current Internal Revenue Code. The federal income tax liability for Bostek's income is the responsibility of the individual shareholders. Massachusetts laws vary from Federal in that a company having receipts of $6,000,000 or more is liable for the income measure of the corporate excise tax. Therefore, Bostek has made a provision for income taxes of $50,000, $45,000 and $27,972 for the years ending December 31, 1996, 1997 and 1998, respectively. Micro Components International, Inc. (a C Corporation) provides for income taxes under the provisions of SFAS No. 109 "Accounting for Income Taxes". SFAS No. 109 requires an asset and liability based approach in accounting for income taxes. Bostek has a net operating loss of $430,870 for the year ended December 31, 1998. The deferred tax asset associated with the potential future benefit from this net operating loss is fully offset by a valuation allowance. There are no other temporary differences.

                                 BOSTEK, INC.
                                 ------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
             ----------------------------------------------------


     NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
             ------------------------------------------
             (Continued)

             H.  Property and Equipment
                 ----------------------

                 The Companies record property and equipment at cost. These assets are depreciated using straight-line and accelerated methods over the estimated lives of the respective assets, ranging from 5 to 7 years. The difference in depreciation calculated under current tax laws as compared to generally accepted accounting principles is not material.

                 The following is a summary of property and equipment at cost, less accumulated depreciation:

                                                                               1997                1998
                                                                        -----------------------------------
                         Furniture and Fixtures                           $ 268,080           $ 475,685
                         Vehicles                                           108,224             108,224
                                                                          ---------           ---------

                         Total                                              376,304             583,909
                         -----

                         Accumulated Depreciation                          (279,908)           (325,408)
                                                                          ---------           ---------

                         Net Property and Equipment                       $  96,396           $ 258,501
                         --------------------------
                                                                          =========           =========

             I.  Cash and Cash Equivalents
                 -------------------------

                 For the purpose of the Statement of Cash Flows, the Companies consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Companies did not have any cash equivalents for the year ended December 31, 1996, 1997 and 1998.

             J.  Use of Estimates
                 ----------------

                 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the period. Actual results may differ from those estimates.

                                 BOSTEK, INC.
                                 ------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
             ----------------------------------------------------


NOTE 2 -  OPERATING LEASES
          ----------------

               Bostek leases office space, vehicles and equipment under certain operating leases in excess of one year. Rent expense under leases was $188,891, $173,240 and $176,369 for 1996, 1997 and 1998,
               respectively.

               The following is a schedule of future minimum rental payments required under the above leases:

                  Year Ending
                  December 31
                   1999                           $197,120
                   2000                            179,649
                   2001                            160,884
                   2002                            144,000
                   2003                            144,000
                                                  --------
                                                  $825,653
                                                  ========

NOTE 3 -  RELATED PARTY TRANSACTIONS
          --------------------------

               Bostek leases its corporate headquarters and warehouse facilities from a trust controlled by the shareholders of the company. The lease is classified as an operating lease and provides for minimum annual rentals of $144,000. There is also a mortgage on the property of $250,000 payable to Citizens Bank of Massachusetts that is guaranteed by Bostek.

               Advances from officers represent advances made by the shareholders of Bostek and bore an interest rate of 7%. In accordance with the terms of the line-of-credit, the advances were subordinate to the line-of-credit.

               During 1998, the shareholders loans totaling $482,789 were paid.

                                 BOSTEK, INC.
                                 ------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
             ----------------------------------------------------

NOTE 3 - RELATED PARTY TRANSACTIONS (Continued)
         --------------------------

           Bostek had sales to an entity in which the shareholders owned greater than 40% of the stock. Effective May, 1998, shareholders no longer owned stock in this entity. The following is a summary of transactions and balances with related parties.

                                                 1996           1997              1998
               Sales to Related Parties       $      --      $1,443,153         $212,956
               Due from Affiliate                    --         130,997               --
               Due from Realty Trust            149,382              --           93,695

           During 1998, the shareholders of Bostek established Micro Components International, Inc. The operations of the affiliate are similar to those of Bostek. The shareholders are in a position to, and in the future may, influence the sales volume of Bostek for the benefit of the other company in the same line of business that are under their control.

NOTE 4 - LINE-OF-CREDIT
         --------------

           On January 24, 1997, Bostek entered into a revolving line-of-credit agreement with a financial institution providing a maximum loan balance of $8,000,000. The outstanding balance bears interest at a rate equal to the bank's prime rate. The Loan Agreement is collateralized by substantially all of Bostek's assets. Additionally, one of the principal shareholders pledged stock in Bostek as collateral. The Loan Agreement provides for certain covenants including among others, minimum levels of working capital and certain ratios. At December 31, 1997 and 1998, the outstanding balance was $3,000,000 and $6,115,000, respectively, bearing interest of 8.50% and 8.00% respectively. This revolving line-of-credit replaced all existing lines of credit.

           On March 24, 1998, Bostek increased its line-of-credit from $8,000,000 to $10,000,000. All other terms of the loan remained substantially the same.

           The loan agreement on the revolving line-of-credit contains various covenants pertaining to minimum requirements for accounts receivables and inventory balances. At December 31, 1998, Bostek had borrowings in excess of its borrowing base. The bank has waived that requirement of the agreement as of April 6, 1999.

                                 BOSTEK, INC.
                                 ------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
             ----------------------------------------------------

NOTE 5 -  WARRANTY RESERVE
          ----------------

             Bostek has an allowance for warranty products and returns. This allowance is based upon the cost of handling returns and warranty items using historical return rates and costs. The allowance for warranty approximated $652,777 and $250,000 at December 31, 1997 and 1998, respectively.

NOTE 6 -  RETIREMENT PLAN
          ---------------

             Bostek provides a 401(k) deferred contribution plan for all full-time employees who are over the age of twenty-one and have completed one year of service. An employee is fully vested in matching contributions after six years of service. Employees may contribute up to 15% of their salary to the plan. Bostek has the option to make a discretionary matching contribution equal to a percentage of each employee's contribution, the exact percentage to be determined each year by Bostek. Bostek's contributions for any plan year shall not exceed the maximum amount allowable as a deduction to Bostek. Retirement expense for the years ended 1996, 1997 and 1998 was $135,155, $100,000 and $- 0 -, respectively.

NOTE 7 -  COMMITMENTS AND CONTINGENCIES
          -----------------------------

             Bostek and its affiliate are involved in various claims arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Bostek's financial position, operating results, or cash flows.

NOTE 8 -  GAIN ON SALE OF INVESTMENT
          --------------------------

             During 1998, Bostek accepted stock in lieu of payment of an account receivable. The stock subsequently appreciated and Bostek sold the stock for a $381,665 gain in 1998.

NOTE 9 -  ADVERTISING COSTS
          -----------------

             Advertising costs are charged to operations when incurred. The advertising expense for Bostek for 1996, 1997 and 1998 amounted to $12,322, $762 and $436,644, respectively.

                                 BOSTEK, INC.
                                 ------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
             ----------------------------------------------------


NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS
          -----------------------------------

             The carrying amount of cash, accounts receivable, accounts payable and line-of-credit approximates fair value because of the short maturity of those instruments. The fair value of the amounts due from employees does not differ materially from the carrying value recorded in the accompanying balance sheet.

NOTE 11 - NEW ACCOUNTING STANDARDS
          ------------------------

             In 1998, the Financial Accounting Standards Board (FASB) issued FAS 133, Accounting for Derivative Instruments and Hedging Activities. In 1999, the FASB issued FAS 137, Accounting for Derivative Instruments - Deferral of the Effective Date of FAS 133. As Bostek does not have any derivative instruments or hedging transactions, adoption of FAS 133 is not anticipated to have a material effect on the financial statements.

             Bostek and Micro Components International, Inc. operate in a single segment. Accordingly, there are no disclosure requirements under FAS 131, Disclosures about Segments of an Enterprise and Related Information.

             The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) 130, Reporting Comprehensive Income (SFAS 130). Implementation of the standard had no material impact on Bostek's financial statements as presented.

NOTE 12  COMMON STOCK AND TREASURY STOCK
         -------------------------------

                                                                                                      Micro Components
                                                                                                    International, Inc.
                                                           Bostek, Inc. no par,                    no par 10,000 shares
                                                         15,000 shares authorized                       authorized
                                                         ------------------------                       ----------
                                             Outstanding               Treasury Stock                  Outstanding
                                             -----------               --------------                  -----------
                                        Shares        Amount        Shares         Amount         Shares        Amount
Balance, January 1, 1996                 4,000      $250,714        (2,000)      $(81,000)            --            --
Balance, December 31, 1996               4,000       250,714        (2,000)       (81,000)            --            --
Balance, December 31, 1997               4,000       250,714        (2,000)       (81,000)            --            --
Formation of Micro Components
     International, Inc.                    --            --            --             --          2,000       $30,200
Balance, December 31, 1998               4,000      $250,714        (2,000)      $(81,000)         2,000       $30,200
                                         =====      ========        ======       ========          =====       =======

     NOTE 13 - SALE OF COMPANY
               ---------------

           In June, 1999, Intellesale.com, Inc. a subsidiary of Applied Cellular Technology, Inc., purchased all of the outstanding shares of common stock, no par value of Micro Components International, Incorporated and Bostek, Inc. for the aggregate purchase price of $25,055,000, excluding expense, and subject to adjustment as set forth in the Agreement of Purchase and Sale.

Bostek, Inc
Balance Sheet
As of May 31, 1999
(Unaudited)

                             ASSETS

Current assets:
  Cash and cash equivalents                            $        -
  Accounts receivable                                     6,654,040
  Inventory                                               3,395,582
  Prepaid expenses and other assets                         234,136
                                                       ------------

     Total current assets                                10,283,758

Property and equipment, net                                 352,515
                                                       ------------

Total Assets                                           $ 10,636,273
                                                       ============


             LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Line-of-credit                                       $  4,040,000
  Accounts payable and accrued expenses                   2,599,490
  Warranty reserve                                          250,000
                                                       ------------

     Total current liabilities                            6,889,490

Stockholders' equity:
  Common Stock                                              280,914
  Less:  Treasury Stock, At Cost                            (81,000)
  Retained Earnings                                       3,546,869
                                                       ------------

   Total stockholders' equity                             3,746,783
                                                       ------------

Total Liabilities and Stockholders' Equity             $ 10,636,273
                                                       ============

                See accompanying notes to financial statements.

Bostek, Inc
Statements of Income
For the five months ended May 31, 1998 and 1999
(Unaudited)

                                             May 31, 1998       May 31, 1999
Revenue                                      $ 23,864,262       $ 33,400,242
Cost of Sales                                  20,958,198         29,596,178
                                             ------------       ------------
Gross Profit on Sales                           2,906,083          3,804,066
Operating Expenses                              1,795,462          3,434,201
                                             ------------       ------------
Income from Operations                          1,110,601            369,885
Interest Expense                                  204,854            150,873
                                             ------------       ------------
Income before provision for
 income taxes                                     905,747            218,992
Provision for income taxes                         77,972             74,000
                                             ------------       ------------
Net income                                   $    827,776       $    144,990
                                             ============       ============

                See accompanying notes to financial statements

Bostak, Inc.
Statements of Cash Flows
For the Five Months Ended May, 31 1998 and 1999
(Unaudited)


                                             May 31, 1998        May 31, 1999
Cash Flows from Operating Activities
Net Income                                   $    827,775        $    144,992
Add items not affecting cash flows
 Depreciation                                      10,000              10,000
(Increase) Decrease in
 Accounts receivable                           (2,867,165)         (1,914,745)
 Inventory                                        270,198           2,059,064
 Other Assets                                     (72,220)             65,895

Increase (Decrease) in:
  Accounts payable and Accrued
  expenses                                        833,166           2,093,712

  Net Cash Flows from Operations                 (998,246)          2,458,918

Cash Flows from investing
 Purchase of fixed assets                         (50,266)           (104,014)

Cash Flows from Financing:
 Dividends paid                                                      (385,000)
 Payment of stockholders loans                     (11,489)
 Increase (decrease) in line of credit             925,000         (2,075,000)
  Net Cash Flows from Financing                    913,511         (2,460,000)

  Net Change in Cash and cash
  equivalents                                     (135,001)          (105,096)

  Cash and cash equivalents, Beginning
  of period                                       1,068,101           105,096

  Cash and cash equivalents, Ending
  of period                                  $     933,100       $         --



                See accompanying notes to financial statements

BOSTEK, INC.
NOTES TO FINANCIAL STATEMENTS
For the five months ended May 31, 1998 and 1999
(Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  Nature of Operations
Bostek, Inc. and its affiliate Micro Components International, Inc. were incorporated in the Commonwealth of Massachusetts in 1990 and 1998, respectively. The Companies operate as a wholesaler/retailer of personal computer hardware and peripheral products. Micro Components International, Inc. the affiliate, is not a subsidiary of Bostek, Inc. but does have the same shareholders and directors.

In March 1998, Bostek developed a website under the name American Discount Warehouse at PickADW.com to sell its products over the Internet. For 1998, ADW was treated as a DBA (Doing Business As) of Bostek.

B.  Combined Statements
The accompanying financial statements include the combined accounts of Bostek, Inc. and Micro Components International, Inc. The Companies are affiliated by virtue of having the same stockholders and not through parent subsidiary stock ownership. All significant intercompany balances have been eliminated and there were no intercompany sales transactions for the 5 months ended May, 1999.

C.  Unaudited Interim Financial Statements
The accompanying unaudited financial statements as of May 31, 1999 and for the five months ended May 31, 1999 and 1998 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, all adjustments (consisting of only normal recurring adjustments) considered necessary to present fairly the consolidated financial statements have been made.

The consolidated statement of operations for the five months ended May 31, 1999 are not necessarily indicative of the results that may be expected for the entire year. These statements should be read in conjunction with the financial statements and related notes thereto for the year ended December 31, 1998.

D.  Accounts Receivable
The Companies provide for bad debts on the allowance method of accounting. The allowance for uncollectible accounts was $253,385 at May 31, 1999.

E.  New Accounting Standards
In 1998, the Financial Accounting Standards Board (FASB) issued FAS 133, Accounting for Derivative Instruments and Hedging Activities. In 1999, the FASB issued FAS 137, Accounting for Derivative Instruments - Deferral of the Effective Date of FAS 133. As Bostek does not have any derivative instruments or hedging transactions, adoption of FAS 133 is not anticipated to have a material effect on the financial statements.

NOTE 2 - SALE OF COMPANY

Effective June 1, 1999, Intellesale.com, Inc. a subsidiary of Applied Cellular Technology, Inc., purchased all of the outstanding shares of common stock, no par value, of Micro Components International, Incorporated and Bostek, Inc. for the aggregate purchase price of $25,055,000, excluding expenses, and subject to adjustments as set forth in the Agreement of Purchase and Sale.

                       Report of Independent Accountants


Board of Directors and Shareholders
Universal Commodities Corp.



We have audited the accompanying balance sheet of Universal Commodities Corp. as of October 31, 1996, and the related statements of operations, retained earnings and cash flows for the ten months ended October 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Universal Commodities Corp. as of October 31, 1996, and the results of their operations and their cash flows for the ten months ended October 31, 1996, in conformity with generally accepted accounting principles.



Rubin, Brown, Gornstein & Co. LLP
St. Louis, Missouri
July 9, 1999

                          UNIVERSAL COMMODITIES CORP.
--------------------------------------------------------------------------------
                                 BALANCE SHEET
                               October 31, 1996

                                    Assets
Cash and cash equivalents                                          $ 12,399
Accounts receivable and unbilled receivables (net of allowance
 for doubtful accounts of  $63,000)                                 602,501
Inventories                                                         150,000
Deposits                                                             19,800
                                                                   --------

                                                                   $784,700
                                                                   ========

                     Liabilities and Stockholders' Equity

Liabilities
 Notes payable - bank                                              $100,000
 Accounts payable and accrued expenses                              577,535
                                                                   --------
   Total Liabilities                                                677,535
                                                                   --------

Stockholders' Equity
 Common Stock - Authorized 1,000,000 shares of $1 par value,
  1,000 shares issued and outstanding                                 1,000
 Additional paid-in capital                                          34,311
 Retained earnings                                                   71,854
                                                                   --------
   Total Stockholders' Equity                                       107,165
                                                                   --------

                                                                   $784,700
                                                                   ========

--------------------------------------------------------------------------------
See accompanying notes to financial statements.

                          UNIVERSAL COMMODITIES CORP.
--------------------------------------------------------------------------------
                            STATEMENT OF OPERATIONS
                   For the Ten Months Ended October 31, 1996

Revenue                                                          $4,575,131

Cost of Goods Sold                                                3,689,237
                                                                 ----------

Gross Profit                                                        885,894

Selling, General and Administrative Expenses                        936,436
                                                                 ----------

Operating Loss                                                      (50,542)

Interest Expense                                                     12,766
                                                                 ----------

Net Loss                                                         $  (63,308)
                                                                 ==========


                        Statement of Retained Earnings


Balance - Beginning of Period                                    $  135,162

Net Loss                                                            (63,308)
                                                                 ----------

Balance - End of Period                                          $   71,854
                                                                 ==========

--------------------------------------------------------------------------------
See accompanying notes to financial statements.

                          UNIVERSAL COMMODITIES CORP.
--------------------------------------------------------------------------------
                           STATEMENTS OF CASH FLOWS
                   For the Ten Months Ended October 31, 1996


Cash Flows From Operating Activities
   Net loss                                                          $  (63,308)
   Adjustments to reconcile net loss to net cash
     provided by operating activities:
       Change in assets and liabilities:
         Increase in accounts receivable                               (427,962)
         Decrease in inventories                                        129,000
         Increase in accounts payable and accrued
           expenses                                                     438,314
                                                                     ----------
Net Cash Provided By Operating Activities                                76,044
                                                                     ----------

Cash Flows From Financing Activities
   Net amounts borrowed on notes payable                               (123,278)
                                                                     ----------

Net Decrease In Cash And Cash Equivalents                               (47,234)

Cash And Cash Equivalents - Beginning Of Period                          59,633
                                                                     ----------

Cash And Cash Equivalents - End Of Period                            $   12,399
                                                                     ==========

Supplemental Disclosure Of Cash Flow Information
   Interest paid                                                     $   12,285
                                                                     ----------

--------------------------------------------------------------------------------
See accompanying notes to financial statements.

                          UNIVERSAL COMMODITIES CORP.
--------------------------------------------------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
                               October 31, 1996

1.   Organization And Summary Of Significant Accounting Policies

     Organization

     Universal Commodities Corp. purchases new, used and scrapped computer systems or components either to custom order or prospective sale. The company also engages in metals reclamation and other computer part commodity reclamation and sale.

     Use of Estimates

     In conformity with generally accepted accounting principles, the preparation of financial statements requires management to make certain estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Although these estimates are based on the knowledge of current events and actions the Company may undertake in the future, they may ultimately differ from actual results.

     Inventories

     Inventories consist of supplies and finished goods. Inventory is valued at the lower of cost or market, determined by the first-in, first-out method. The Company closely monitors and analyzes inventory for potential obsolescence and slow-moving items based upon the aging of the inventory and the inventory turns by product.

     Revenue Recognition

     For product sales, the Company  recognizes revenue upon shipment.

     The Company does not experience many product returns, and therefore, Company management is of the opinion that no allowance for sales returns is necessary. The Company has no obligation for warranties on hardware sales, because the warranty is provided by the manufacturer. The Company does not offer a warranty policy for services to customers.

     Income Taxes

     The Company has elected under Subchapter S of the Internal Revenue Code, and similar provisions of the New Jersey tax laws, not to be subject to corporate income taxes, but rather to have the stockholders report their share of the Company's taxable income or losses on their personal income tax returns. Therefore, no liability for federal and state income taxes is reflected in the accompanying financial statements.


2.   Notes Payable

     The note payable to the bank in the amount of $100,000 at October 31, 1996 is a demand note secured by the business assets. Interest on the note is payable monthly at 2% above the bank's prime rate.


3.   Fair Value Of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     Cash And Cash Equivalents

     The carrying amount approximates fair value because of the short maturity of those instruments.


________________________________________________________________________________

UNIVERSAL COMMODITIES CORP.
--------------------------------------------------------------------------------

Notes To Financial Statements (Continued)

     Accounts Receivable

     The carrying amounts approximate fair value.

     Notes Payable

     The carrying amount approximates fair value because of the short-term nature of the notes.

     Accounts Payable and Accrued Expenses

     The carrying amount approximates fair value.

     The estimated fair value amounts presented herein have been determined using available market information and appropriate valuation methodologies and are not necessarily indicative of the amount could be realized in a current market exchange.


4.   Commitments

     The Company is obligated under real estate leases, expiring through 2000.

     The total future minimum lease commitments are as follows:

                    Year                              Amount
                    -----------------------------------------
                    1996                            $ 14,000
                    1997                              93,000
                    1998                              99,600
                    1999                             104,580
                    2000                              26,460
                    -----------------------------------------

                                                    $337,640
                    =========================================

5.   Subsequent Events

     Effective November 1, 1996, 80% of the Company was acquired by Applied Digital Solutions (formerly Applied Cellular Technology, Inc.).

________________________________________________________________________________

================================================================================

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.


                               TABLE OF CONTENTS


                                                                                           Page
                                                                                           ----
Summary...................................................................................    2
Risk Factors..............................................................................    7
Use of Proceeds...........................................................................   19
Dividend Policy...........................................................................   20
Capitalization............................................................................   21
Dilution..................................................................................   22
Selected Financial Data...................................................................   22
Pro forma Financial Information...........................................................   25
Management's Discussion and Analysis of Financial Condition and Results of Operations.....   32
Management's Discussion and Analysis of Pro Foma Results of Operations....................   52
Intellesale.com, Inc......................................................................   57
Management................................................................................   69
Certain Relationships and Related Transactions............................................   76
Principal and Selling Stockholders........................................................   83
Description of Capital Stock..............................................................   84
Shares Eligible for Future Sale...........................................................   86
Underwriting..............................................................................   88
Legal Matters.............................................................................   90
Experts...................................................................................   90
Change In Independent Accountants.........................................................   91
Where You Can Find Additional Information.................................................   92
Index to Financial Statements.............................................................  F-1

            _______________________________________________________

     Until [___________], 1999, all dealers effecting transactions in the common stock, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.




                               5,700,000 Shares

                                    [logo]


                                 Common Stock



                                _______________

                                  PROSPECTUS
                                _______________




                         LADENBURG THALMANN & CO. INC.
                            PUNK, ZIEGEL & COMPANY


                            [______________], 1999

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

     The following table sets forth the expenses (other than underwriting discounts and commissions) which, other than the SEC registration fee, are estimates, payable by the Registrant in connection with the sale and distribution of the shares registered hereby:



     SEC registration fee............................$  18,223
     NASD filing fee.................................    7,055*
     Nasdaq National Market listing fee..............   95,000*
     Printing and engraving expenses.................  200,000*
     Accounting fees and expenses....................  150,000*
     Legal fees and expenses.........................  200,000*
     Transfer Agent and Registrar fees and expenses..   15,000*
     Miscellaneous expenses..........................   64,722*
                                                       -------
          Total......................................$ 750,000*
                                                       =======

_____________
*  Estimated

Item 14.  Indemnification of Directors and Officers.

     The Delaware General Corporation Law permits the indemnification by a Delaware corporation of its directors, officers, employees and other agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than derivative actions which are by or in the right of the corporation) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

     As permitted by Delaware law, the Registrant's Amended and Restated Certificate of Incorporation provides that no director of the Registrant will be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of duty of loyalty to the Registrant or to its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit.

     The Registrant's Amended and Restated Certificate of Incorporation further provides that the Registrant must indemnify its directors and executive officers and may indemnify its other officers and employees and agents to the fullest extent permitted by Delaware law. The Registrant believes that indemnification under its Amended and Restated Certificate of Incorporation covers negligence and gross negligence on the part of indemnified parties.

     The Registrant has entered into indemnification agreements with each of its directors and officers. These agreements, among other things, require the Registrant to indemnify such directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Registrant, arising out of such person's services as a director or officer of the Registrant, any subsidiary of the Registrant or any other company or enterprise to which the person provides services at the request of the Registrant.

     The Underwriting Agreement (Exhibit 1) will provide for indemnification by the underwriters of the Registrant, its directors, its officers who sign the registration statement, and the Registrant's controlling persons for certain liabilities, including certain liabilities arising under the Securities Act.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to such provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

Item 15.  Recent Sales of Unregistered Securities.

     The common stock and options of the Registrant issued to stockholders and option holders of Universal Commodities Corp., a New Jersey corporation, in connection with the reincorporation of the Registrant into Delaware did not constitute a "sale" pursuant to Rule 145(a)(2) promulgated under the Securities Act. The following sets forth information regarding all securities sold by the Registrant's New Jersey predecessor since its inception (December 1994).


          (1) As of September 10, 1999, the Registrant's predecessor had granted stock options to purchase 5,450,000 shares of its common stock to employees pursuant to its 1997 Stock Option Plan. Of these options to purchase, no shares have been exercised, 100,000 have been canceled, and the remainder are outstanding.


          (2) In December 1994, the Registrant's predecessor issued an aggregate of 1,000 shares of its common stock to Marc Sherman, its founder, for nominal cash consideration.

          (3) In June 1999, the Registrant's predecessor issued an aggregate of 14,999,000 shares of its common stock to its existing stockholders in a 15,000 for 1 stock split, effected as a stock dividend.

     The sales and issuances of securities described in paragraph (1) above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 of the Securities Act in that they were offered and sold either pursuant to a written compensatory benefit plan or pursuant to a written contract relating to compensation, as provided by Rule 701. The sales and issuances of securities described in paragraphs (2) and (3) above were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) and Section 3(a)(9), respectively. Appropriate legends are affixed to the stock certificates issued in the aforementioned transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

Item 16.  Exhibits and Financial Statements.

     See Exhibit Index and Financial Statements schedule.

Item 17.  Undertakings.

     The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Pre-Effective Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lincoln Park, State of New Jersey, on November 22, 1999.


                                       INTELLESALE.COM, INC.

                                       By: /s/ Marc Sherman
                                          ----------------------------
                                          Marc Sherman
                                          President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                     Title                       Date
        ---------                     -----                       ----

                             Director, President and
                             Chief Executive Officer
    /s/ Marc Sherman         (Principal Executive Officer)  November 22, 1999
-------------------------
     (Marc Sherman)

                             Director, Vice President,
                             Chief Financial Officer and
                             Secretary (Principal
                             Financial and Accounting       November 22, 1999
 /s/ Edward L. Cummings      Officer)
-------------------------
  (Edward L. Cummings)

                             Director                       November 22, 1999
   Alexander H. Good*
-------------------------
  (Alexander H. Good)


                             Director                       November 22, 1999
    David A. Loppert*
-------------------------
   (David A. Loppert)


                             Director                       November 22, 1999
    Timothy C. O'Brien*
-------------------------
   (Timothy C. O'Brien)


                             Director                       November 22, 1999
   Garrett A. Sullivan*
-------------------------
  (Garrett A. Sullivan)


                             Director                       November 22, 1999
   Constance K. Weaver*
-------------------------
  (Constance K. Weaver)

                               *By: /s/ Marc Sherman
                                   ----------------------
                                     Marc Sherman
                                     Attorney-in-Fact

                                                                SCHEDULE II

                             INTELLESALE.COM, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                               (In Thousands)

                                                                              Additions
                                                                    ------------------------------
                                                        Balance At    Charged To       Valuation                    Balance At
                                                         Beginning     Cost and        Accounts                       End of
Description                                              of Period     Expenses        Acquired      Deductions       Period
--------------------------------------------------------------------------------------------------------------------------------
Valuation reserve deducted in the balance
  sheet from the asset to which it applies:
     Accounts Receivable:
         1998 Allowance for doubtful accounts            $  100         $  294        $    24         $   56         $  362
         1997 Allowance for doubtful accounts                63             15            100             78            100
         1996 Allowance for doubtful accounts                --             --             63             --             63
      Inventory:
         1998 Allowance for excess and obsolescence          --             26             24             --             50
         1997 Allowance for excess and obsolescence          --             --             --             --             --
         1996 Allowance for excess and obsolescence          --             --             --             --             --


                REPORT OF INDEPENDENT ACCOUNTANTS ON
                   FINANCIAL STATEMENT SCHEDULE


To the Board of Directors
     of the Predecessor Companies
     To Intellesale.com, Inc.

     Our audit of the combined financial statements referred to in our reports dated June 10, 1999 (except as to the second paragraph of Note 1, Note 10 and Note 16, which are as of August 23, 1999) appearing on pages F-2 and F-3 of this Registration Statement on Form S-1 also included an audit of the December 31, 1998 balance of valuation and qualifying accounts and the related changes in those accounts for the year then ended included in the financial statement schedule listed in Item 16 of this Registration Statement, in our opinion this financial data schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements.



PricewaterhouseCoopers LLP
St. Louis, Missouri
June 10, 1999

                REPORTS OF INDEPENDENT ACCOUNTANTS ON
                   FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
     of the Predecessor Companies
     To Intellesale.com, Inc.


     Our audit of the combined financial statements referred to in our report dated February 24, 1998 appearing on page F-4 of this Registration Statement on Form S-1 also included an audit of the December 31, 1997 and 1996 balances of valuation and qualifying accounts and the related changes in those accounts for the years then ended included in the financial statement schedule listed in Item 16 of this Registration Statement. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements.

Rubin, Brown, Gornstein & Co., LLP
St. Louis, Missouri
February 24, 1998

                                  EXHIBIT INDEX

    Exhibit
     Number                          Description
     ------                          -----------

      1.1*     Form of underwriting agreement
      2.1+     Agreement of Purchase and Sale, dated as of June 4, 1999, among the Registrant, Applied Digital Solutions, Inc., David Romano and
               Eric Limont.
      2.2+     Amendment No. 1, dated as of June 9, 1999, among the Registrant,
               Applied Digital Solutions, David Romano and Eric Limont.
      3.1+     Form of Amended and Restated Certificate of Incorporation of the
               Registrant
      3.2+     Form of Amended and Restated Bylaws of the Registrant
      4.1      See Exhibits 3.1 and 3.2.
      4.2+     Registration Rights Agreement, dated as of June 30, 1999, between the Registrant and Applied Digital Solutions, Inc.
      4.3+     Registration Rights Agreement, dated as of July 30, 1999, among the Registrant, Marc Sherman and Edward L. Cummings.
      4.4+     Voting and Standstill Agreement dated as of September 10, 1999, between Applied Digital Solutions and the Registrant.
      4.5*     Specimen Stock Certificate.
      5.1*     Opinion of Bryan Cave llp regarding the validity of the Common
               Stock
      10.1+    1997 Non-Qualified Stock Option Plan of Registrant
      10.2+    1999 Flexible Stock Plan
      10.3+    Employment Agreement, dated as of July 1, 1999, between the
               Registrant and Marc Sherman.
      10.4+    Employment Agreement, dated as of July 1, 1999, between the
               Registrant and Edward L. Cummings.
      10.5+    Employment Agreement, dated as of July 1, 1999, between the
               Registrant and Charles D. Newman.
      10.6+    Employment Agreement, dated as of July 1, 1999, between the
               Registrant and Joseph S. Keats.
      10.7+    Form of Tax Allocation and Tax Sharing Agreement, dated as of
               October ___, 1999, between the Registrant and Applied Digital
               Solutions, Inc.
      10.8+    Agreement, dated as of August 23, 1999, between the Registrant and Paul Pappas.
      10.9+    Agreement, dated as of August 23, 1999, between the Registrant and Sherri Sheerr.
      10.10+   Agreement, dated as of August 23, 1999, between the Registrant and Harvey H. Newman.
      10.11+   Agreement, dated as of August 23, 1999, between the Registrant and Martin D. Zuckerman.
      10.12+   Agreement, dated as of August 23, 1999, between the Registrant and Carl C. Saracino.
      10.13+   Agreement, dated as of August 23, 1999, between the Registrant and Donna W. Pizarro.
      10.14*   Form of Agreement, dated as of August 23, 1999, between the
               Registrant and Joel Owens.
      10.15*   Form of Agreement, dated as of August 23, 1999, between the
               Registrant and Michael Erickson.

      10.16+   Amendment to Agreement of Sale, dated as of April 1, 1999, by and among Applied Cellular Technology, Inc., Universal Commodities
               Corp. (as predecessor-in-interest to the Registrant), Patrick C.
               Chai, Robert W. Borra and GDB Software Services, Inc.
      10.17+   Amendment to Asset Purchase Agreement, dated as of April 1, 1999, by and among the Registrant, Charles J. Phillips and Fiscal
               Advantage Corporation.
      10.18+   Amendment to Agreement and Plan of Class B Reorganization, dated as of April 1, 1999, by and among Applied Cellular Technology,
               Inc., Universal Commodities Corp. (as predecessor-in-interest to the Registrant), Data Path Technologies, Inc., Donn J. Wagner,
               Angela S. Wagner, Edward M. Kelly and Eilleen E. Kelly.
      10.19+   Form of Indemnification Agreement between the Registrant and each of its Directors.
      10.20+   Business Lease, dated April 1999, between 510 Ryerson Road Corp.
               and the Registrant.
      10.21+   Agreement, dated March 1994, between Shirley B. DiPace and Data
               Path Technologies, Inc.
      10.22+   Agreement, dated September 14, 1998, between Shirley B. DiPace and Data Path Technologies, Inc.
      10.23+   Agreement, dated March 6, 1998, between Shirley B. DiPace and
               Data Path Technologies, Inc.
      10.24+   Agreement, dated September 14, 1998, between Shirley B. DiPace and Data Path Technologies, Inc.
      10.25+   Amendment to Employment Agreement, dated September 9, 1999, between the Registrant and Marc Sherman.
      10.26*   Agreement dated May 28, 1999, between the Registrant and FlashNet
               Communications, Inc. (confidential treatment will be sought for portions of this agreement)
      16.1     Letter from Rubin, Brown, Gornstein & Co., LLP ("RBG") concurring with the statements made by the Registrant herein concerning
               RBG's resignation as the Registrant's principal accountant
      21.1+    List of subsidiaries of Registrant
      23.1     Consent of PricewaterhouseCoopers LLP
      23.2     Consent of Rubin, Brown, Gornstein & Co. LLP
      23.3     Consent of DiPesa & Company
      23.4     Consent of Rubin, Brown, Gornstein & Co. LLP
      23.5*    Consent of Bryan Cave llp (included in Exhibit 5.1)
      24.1     Power of Attorney (included on signature page of Registration
               Statement)

      24.2     Power of  Attorney of Timothy C. O'Brien

      27.1** Financial Data Schedule for the Registrant for the year ended December 31, 1998

      27.2** Financial Data Schedule for the Registrant for the nine months ended September 30, 1999

--------------------------
+   Previously filed
*   To be filed by amendment
**  EDGAR filing only